FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934


                        For the Month of November, 2005
                         Commission File No. 000-24876


                               TELUS CORPORATION
                (Translation of registrant's name into English)


                           21st Floor, 3777 Kingsway
                       Burnaby, British Columbia V5H 3Z7
                                     Canada
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

            Form 20-F     [ ]               Form 40-F     |X|


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:

            Yes      [ ]          No     |X|

This Form 6-K consists of the following:

TELUS Corporation Third Quarter Management's Discussion and Analysis and Consolidated Financial Statements

TELUS Corporation - Management's discussion and analysis - 2005 Q3

Forward-looking statements

===============================================================================

This document and the Management's discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation ("TELUS" or the "Company") that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, guidance (including revised guidance), expectations, estimates or intentions expressed in the forward-looking statements.

Factors that could cause actual results to differ materially include but are not limited to: competition; economic fluctuations; financing and debt requirements (including share repurchases and debt redemptions); tax matters; human resources (including the ongoing impact and outcome of outstanding labour relations issues and the duration and impact on operating expenses, customer service and revenue due to the labour disruption); technology (including reliance on systems and information technology); regulatory developments; process risks (including conversion of legacy systems); health and safety; litigation; business continuity events (including man-made and natural threats); and other risk factors discussed herein and listed from time to time in TELUS' reports, comprehensive public disclosure documents including the 2004 Annual Report, Annual Information Form, and in other filings with securities commissions in Canada (filed on SEDAR at www.sedar.com) and the United States (filed on EDGAR at www.sec.gov).

For further information, see Section 10: Risks and uncertainties in TELUS' annual 2004 and interim first and second quarter 2005 Management's discussions and analysis, as well as updates included in Section 10 of this third quarter interim report.

===============================================================================


Management's discussion and analysis - November 8, 2005

The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the periods ended September 30, 2005 and 2004, and should be read together with TELUS' interim consolidated financial statements. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements above.

TELUS' interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain respects from U.S. GAAP. See Note 18 to the interim consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. The interim consolidated financial statements and Management's discussion and analysis were reviewed by TELUS' Audit Committee on November 7, 2005 and approved by TELUS' Board of Directors on November 8, 2005. All amounts are in Canadian dollars unless otherwise specified.

The Company has issued guidance on and reports on certain non-GAAP measures that are used by management to evaluate performance of business units and segments. Non-GAAP measures are used in measuring compliance with debt covenants. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. For the readers' reference, the definition, calculation and reconciliation of consolidated non-GAAP measures is provided in Section 11: Reconciliation of non-GAAP measures and definition of key operating indicators.

TELUS Corporation - Management's discussion and analysis - 2005 Q3


Management's discussion and analysis contents
-------------------------------------------------------------------------------

Section                                      Contents
-------------------------------------------------------------------------------

1.   Overall performance                     A summary of consolidated results
                                             for the third quarter and first
                                             nine months of 2005
-------------------------------------------------------------------------------

2.   Core business, vision and               Recent examples of TELUS'
     strategy                                activities in support of its six
                                             strategic imperatives
-------------------------------------------------------------------------------

3.   Key performance drivers                 Recent examples of TELUS'
                                             activities in support of its key
                                             performance drivers
-------------------------------------------------------------------------------

4.   Capability to deliver results           An update on TELUS' capability to
                                             deliver results
-------------------------------------------------------------------------------

5.   Results from operations                 A detailed discussion of operating
                                             results
-------------------------------------------------------------------------------

6.   Financial condition                     A discussion of significant changes
                                             in the balance sheet since the
                                             beginning of the year
-------------------------------------------------------------------------------

7.   Liquidity and capital resources         A discussion of cash flow,
                                             liquidity, credit facilities,
                                             off-balance sheet arrangements and
                                             other disclosures
-------------------------------------------------------------------------------

8.   Critical accounting estimates and       A description of accounting
     accounting policy developments          estimates, which are critical to
                                             determining financial results, and
                                             changes to accounting policies
-------------------------------------------------------------------------------

9.   Revised guidance                        A discussion of revisions to
                                             TELUS' guidance for 2005
-------------------------------------------------------------------------------

10.  Risks and risk management               An update of risks and
                                             uncertainties facing TELUS and
                                             how it manages the risk
-------------------------------------------------------------------------------

11.  Reconciliation of non-GAAP measures     A description, calculation and
     and definition of key operating         reconciliation of certain measures
     indicators                              used by management
-------------------------------------------------------------------------------

1.   Overall performance

1.1  Materiality for disclosures

Management determines whether or not information is "material" based on whether it believes a reasonable investor's decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

TELUS Corporation - Management's discussion and analysis - 2005 Q3


1.2  Consolidated highlights


   ------------------------------------------------------------------------------------------------------------------------
   ($ millions except margin and per-share        Quarters ended September 30         Nine-month periods ended Sept. 30
   amounts)                                        2005         2004       Change        2005         2004       Change
   ------------------------------------------------------------------------------------------------------------------------

   Operating revenues                            2,062.8      1,946.9        6.0%     6,056.0      5,616.3        7.8%

   EBITDA(1)                                       839.7        817.9        2.7%     2,560.9      2,324.0       10.2%
   EBITDA margin(%)(2)                              40.7         42.0       (1.3)pts     42.3         41.4        0.9pts

   Operating income                                430.5        410.3        4.9%     1,350.4      1,098.4       22.9%

   Net income                                      190.1        156.6       21.4%       621.8        430.2       44.5%

   Earnings per share, basic                        0.53         0.44       20.5%        1.74         1.20       45.0%
   Earnings per share, diluted                      0.53         0.43       23.3%        1.72         1.19       44.5%

   Cash dividends declared per share                0.20         0.15       33.3%        0.60         0.45       33.3%

   Cash provided by operating activities           693.5        847.2      (18.1)%    2,109.6      1,924.3        9.6%
   Cash used by investing activities               263.3        316.5      (16.8)%      979.5        956.7        2.4%
        Capital expenditures                       263.0        319.8      (17.8)%      944.9        975.6       (3.1)%
   Cash used by financing activities               249.2        266.2       (6.4)%      704.5        351.6      100.4%

   Free cash flow(3)                               581.3        502.6       15.7%     1,355.7      1,175.4       15.3%
   ------------------------------------------------------------------------------------------------------------------------

   pts - percentage points

   (1)    Earnings before interest, taxes, depreciation and amortization ("EBITDA") is a non-GAAP measure. See Section
          11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

   (2)    EBITDA margin is EBITDA divided by Operating revenues.

   (3)    Free cash flow is a non-GAAP measure. See Section 11.2 Free cash flow.
   ------------------------------------------------------------------------------------------------------------------------


Despite experiencing a labour disruption in Western Canada, strong growth in consolidated Operating revenues was achieved in the third quarter of 2005, when compared with the same period in 2004, as a result of 16% revenue growth in the TELUS Mobility (wireless) segment, while revenues remained stable in the TELUS Communications (wireline) segment. For the first nine months of 2005, TELUS Mobility revenues grew at more than 17% and Communications segment revenues grew by 2%, when compared with the same period in 2004. The increase in consolidated EBITDA resulted from improved profitability at TELUS Mobility, while EBITDA and EBITDA margins decreased in the Communications Segment due to a net temporary increase in expenses to maintain operations during the labour disruption. Increased consolidated EBITDA was the primary contributor to the growth in Operating income of $20 million and $252 million, respectively, in the third quarter and first nine months of 2005, when compared with the same periods in 2004.

Net income and earnings per share also increased significantly in the third quarter and first nine months of 2005, when compared to the same periods in 2004 due to improved Operating income, lower net financing expenses and lower effective income tax rates. A reduction in B.C. provincial income tax rates effective July 1, 2005 resulted in a revaluation of future tax liabilities and assets and a corresponding $12.8 million reduction in future income tax expense (approximately four cents per share) being recorded in the third quarter of 2005.

Cash provided by operating activities decreased by 18% to $693.5 million this quarter as changes in non-cash working capital more than offset improved Net income. However, strong growth in Net income contributed to a 10% improvement in Cash provided by operating activities for the first nine months of 2005. Free cash flow increased both in the quarter and for the nine months primarily because of improved EBITDA, lower capital expenditures, lower payments under restructuring programs, lower interest payments, and higher interest received, partly offset by lower cash tax recoveries.

  Effect of the labour disruption on TELUS operations during the third quarter of 2005

TELUS third quarter 2005 results were affected to varying degrees by a labour disruption that commenced on July 21 and continues into the fourth quarter with the ratification process underway for a second tentative agreement (see
Section 3.1 Reaching a collective agreement). Emergency operations procedures were in place to maintain customer service at the best possible level. The labour disruption was most evident in British Columbia where all unionized employees were not at work during the labour disruption. In Alberta, the number of unionized employees reporting to work increased from approximately 29% at the start of the labour disruption to approximately 53% at August 31, 2005, and approximately 56% at September 30, 2005. While customer service levels were higher than expected, costs were also higher due to the sizeable number of bargaining unit employees working in Alberta, as well as higher than expected security costs to ensure the safety of employees and protection of Company assets. There was no labour disruption in the Ontario and Quebec operations. Incremental expenses that arose from emergency operations procedures included management reassignments, paid overtime, third party security and contractor costs, travel and accommodation. These incremental expenses exceeded cost savings, such as those arising from lower compensation expenses for employees who stayed off work and adjustments to accruals for payroll and other employee related expenses, by approximately $65 million. Capital expenditures were also lower due to deferral of some construction activities, while the balance of assets under construction rose due to delays in completion of in-progress work.

TELUS Corporation - Management's discussion and analysis - 2005 Q3


TELUS Mobility demonstrated strong results in the third quarter of 2005, despite having part of its operations impacted by the labour disruption in B.C. and Alberta. TELUS Communications results were affected by the labour disruption primarily in incumbent operations in B.C. and Alberta. However, the recent increase in competition for local residential telephony services by resellers, cable-TV companies, and other competitors offering VoIP services, makes it difficult to fully separate the competitive effects from labour disruption impacts on wireline revenues and subscribers in the third quarter of 2005. Some general observations can be made:

o Residential network access line losses during the third quarter were 32,000, compared with an increase of 5,000 lines during the third quarter of 2004. During the labour disruption, reduced availability of field resources resulted in the Company giving priority to repair activities limiting its ability to perform installations. Net line losses during the current quarter were an improvement from the 40,000 line losses experienced in the second quarter of 2005 following the introduction of a competitors' cable telephony service in Alberta;

o Total business network access lines were unchanged during the third quarter of 2005, compared with a net loss of 15,000 during the same period in 2004 and a net loss of 12,000 during the second quarter of 2005, reflecting management's priority for business and data services during the labour disruption; and

o The net increase in high-speed Internet subscribers was 7,100 during the third quarter of 2005, compared with a net increase of 30,600 in the third quarter of 2004. The low net additions in the current quarter were due to lower gross additions caused by the labour disruption, partially offset by a lower rate of disconnection among existing customers. Net losses of dial-up Internet subscribers increased to 10,700 during the third quarter of 2005, as compared with dial-up subscriber losses of 8,000 in the same period in 2004.

The Company continues to follow its emergency operations procedures to minimize the impact of the labour disruption on its customers. The emergency operations plan continues to be adjusted so as to be more efficient and to reduce the ongoing costs each month.

2.   Core business, vision and strategy

TELUS continues to be guided by its six long-standing strategic imperatives that guide the Company's actions and are driving the financial results of the Company. Some recent examples of TELUS' activities in support of, and the results from, these imperatives follow.

2.1  Focusing relentlessly on the growth markets of data, IP and wireless

Investment and operational execution in wireless continues to drive significant value creation for TELUS. With third quarter 2005 results, TELUS has now increased its exposure to the high growth wireless business to 42% of consolidated revenue, 49% of consolidated EBITDA and 57% of consolidated cash flow (measured as EBITDA less capital expenditures).

2.2 Partnering, acquiring and divesting to accelerate the implementation of TELUS' strategy

The acquisition of a 52.5% ownership interest in Ambergris Solutions Inc. earlier this year, combined with the acquisition of ADCOM, Inc. in November 2004, provided aggregate incremental revenues of approximately $40 million and incremental EBITDA of less than $10 million for the first nine months of 2005.

3.   Key performance drivers

To focus on the opportunities and challenges, and to create value for shareholders, TELUS sets corporate priorities each year. An update on certain priorities follows:

3.1  Reaching a collective agreement

A labour disruption that began on July 21, 2005 continues as the Telecommunications Workers Union ("TWU") membership rejected the proposed new five-year collective agreement by a very narrow margin of 50.3% on October 30, 2005. TELUS and the TWU reached a second memorandum of settlement on November
6. The TWU Executive Council and bargaining committee recommended its members accept the negotiated collective agreement, which if ratified will be effective from November 17, 2005 to November 16, 2010. The terms of the agreement were submitted to TWU members for ratification where TWU members are voting by a mail-in balloting process with ballots to be returned by November
15. The final vote result is expected to be announced on November 16. TELUS will, within 72 hours of a positive ratification, begin the process of bringing unionized team members back to work as expeditiously as possible. The following is a summary of events during the year that led to the labour disruption and the current status.

Following the CIRB's February 2, 2005 decision which overturned its January 2004 binding arbitration order, the parties resumed negotiations on February 10, 2005 with the assistance of a federally appointed mediator. Ultimately this return to

TELUS Corporation - Management's discussion and analysis - 2005 Q3 negotiations led to TELUS tabling a comprehensive offer of settlement on April 13 which was amended on June 14. These contract proposals were not presented by the TWU to its membership for a ratification vote at that time.

On April 18, 2005, the Company declared negotiations to be at an impasse and delivered first notice of lockout measures to the TWU. TELUS escalated lockout measures during May and June aimed at placing pressure to reach a settlement in a timely fashion. In response, the TWU imposed an overtime and relieving management ban and announced a work-to-rule campaign. The TWU also began rotating strike activity in early July, in the form of "study sessions", to which management usually responded by imposing three-hour or longer lockouts for those employees who participated in the strike activity.

Given the escalation of job action by the union and its continuing refusal to place TELUS' comprehensive offer of settlement before its membership for a ratification vote, management informed the TWU that, effective July 22, it would commence implementation of its comprehensive offer of settlement. In response, on July 21, the TWU called for a full scale strike, which caused the Company to implement its emergency operations plans designed to minimize the labour disruption impacts to customers. On July 22, TELUS commenced implementation of its offer, which included payment in September of a portion of certain lump sums contained in TELUS' offer to only those bargaining unit employees who returned to work.

At the beginning of the labour disruption, approximately 29 per cent of Alberta-based bargaining unit employees were reporting to work. This increased to approximately 53 per cent by end of August and approximately 56 per cent by the end of September. TELUS' unionized operations east of Alberta were largely unaffected by the work stoppage activity taking place in B.C. and Alberta.

On September 27, negotiations between TELUS and the TWU resumed, and a tentative agreement was announced on October 10. The tentative agreement was recommended for acceptance by the TWU's Executive Council, bargaining committee and business agents. Following a series of ratification meetings held between October 19 and October 29, the results of the vote were tabulated on October 30, which resulted in the tentative agreement being rejected by a 50.3% margin or a difference of only 53 votes. The TWU announced that of the 9,027 votes, 4,540 were "no" and 4,487 were "yes". On November 6, TELUS and the TWU reached a second memorandum of settlement, as described above.

3.2  Enhancing Mobility's leadership position in wireless

TELUS Mobility achieved the top spot in N. Moore Capital Ltd.'s ranking of North American wireless carriers based on second quarter 2005 results. Since the first quarter of 2004 through to the most recently ranked second quarter, TELUS Mobility has achieved first place or second place in these rankings through its commitment to exceptional client service and its value-added approach, supported by TELUS' strong brand and superior network quality.

TELUS Mobility continued its trend of significant profitable growth in the third quarter of 2005, with revenue growth of 16%, EBITDA growth of 28% and cash flow growth (EBITDA less capital expenditures) of 49%. Strong wireless growth is a result of higher average revenue per subscriber unit per month ("ARPU") postpaid subscriber net additions of 104,600 (representing 76% of total net additions of 138,000), ongoing scale efficiencies, high client satisfaction, and innovative value added offerings.

3.3  Accelerating wireline performance in Ontario and Quebec business markets

The results for non-incumbent local exchange carrier ("non-ILEC") operations in Central Canada, which are included in the Communications segment, demonstrate that the Company is on track to exceed its original annual targets for non-ILEC revenue and EBITDA and achieve its current annual guidance of $625 to $650 million for non-ILEC revenue and $15 to $20 million for non-ILEC EBITDA. Non-ILEC revenue increased by $6.1 million and $62.1 million, respectively, in the third quarter of 2005 and first nine months of 2005, when compared with the same periods in 2004. Non-ILEC EBITDA grew by $5.7 million and $40.0 million, respectively, for the same periods and has now been positive for four consecutive quarters, continuing a long-term trend of non-ILEC EBITDA improvement.

4.   Capability to deliver results

4.1  Operational capabilities - TELUS Communications segment

The largest impacts of the labour disruption were in the Communications segment where Alberta bargaining unit employees were allowed to cross the picket lines to return to work over a certain period of time, whereas B.C. bargaining unit employees were not allowed to cross picket lines for reasons including personal safety. With redeployment of management to front line positions and more than half of the Alberta bargaining unit members crossing the picket lines by the end of August, customer service levels exceeded the Company's expectations under its emergency operations plan. The Company's networks continued to operate reliably throughout the labour disruption.

TELUS Corporation - Management's discussion and analysis - 2005 Q3


In late September, TELUS Communications announced that it would direct a small portion of its customer care and operator services call centre volumes to the Philippines operations of TELUS International. This measure helped the Company during the disruption to maintain customer service levels on an efficient basis, while facilitating deployment of management staff to other parts of the business to help meet customers' needs, and providing relief to redeployed management staff. This measure also demonstrated TELUS' international call centre capabilities and backup capabilities. The international capability will also support TELUS in its bids to offer competitive call centre services to potential new clients, which if successful, would potentially increase the number of bargaining unit and management positions in the Company.

During the third quarter, the Company continued to develop a new billing system in the Communications segment, which will include re-engineering processes for order entry, pre-qualification, service fulfillment and assurance, customer care, collections/credit, customer contract and information management. The expected benefits of this project include streamlined and standardized processes and the elimination over time of multiple legacy information systems. The Company plans to implement this project in phases, beginning with a launch for consumer mass market accounts currently planned for the first half of 2006. See Risks and uncertainties - Section 10.3 Process risks.

4.2  Operational capabilities - TELUS Mobility

Some impacts of the labour disruption were experienced in the Mobility segment where Alberta bargaining unit employees were allowed to cross the picket lines to return to work over a certain period of time, whereas B.C. bargaining unit employees were not allowed to cross picket lines for reasons including personal safety. TELUS Mobility call centre performance was maintained at or exceeded service levels prior to the labour disruption due to the successful redeployment of a key support team to client care teams. In late September, the Company announced that TELUS Mobility would direct some client care and service activation calls to a supplier's call centre operating in India. This enabled the Company to maintain good service levels during the labour disruption by supplementing the resources of regular operations during a record third quarter of customer loading and into the seasonally peak demands of the fourth quarter. TELUS Mobility's networks have continued to operate reliably throughout the labour disruption.

TELUS Mobility's continued delivery of value-added solutions, excellent network quality, and an exceptional client service experience, drove profitable growth despite new competitive pressures. Future profitability and cash flow growth are expected to be realized from continued subscriber growth and operating scale efficiencies through a well managed client focused organization.

On October 19, 2005, George Cope, President and Chief Executive Officer, TELUS Mobility resigned from TELUS to assume the position of chief operating officer at Bell Canada. Darren Entwistle has assumed Mr. Cope's leadership role on an interim basis until a permanent successor is named. The experienced TELUS Mobility leadership team remains focused on a growing the business profitably and providing continued excellence in customer service.

4.3  Liquidity and capital resources

TELUS had more than $1.3 billion of cash at September 30, 2005. With access to available undrawn credit facilities of approximately $1.6 billion, ability to increase securitized receivables and expected cash provided by operating activities, the Company believes it has sufficient capability to fund its cash requirements in 2005 and 2006. With the release of the current quarter results, TELUS is announcing a new long-term leverage guideline for Net debt to EBITDA in the range of 1.5:1 to 2.0:1, down from the previous guideline of 2.2:1 or less. At September 30, 2005, Net debt to EBITDA was 1.8:1.

On October 17, 2005, TELUS announced that it had given notice of redemption of its $1.578 billion 7.5%, Series CA, Notes due June 1, 2006. The Company's intention to redeem these notes was previously announced on September 26, 2005. The redemption price, which is payable on December 1, 2005, will be based on the yield for a Government of Canada bond with the equivalent maturity plus 35 basis points as defined in the trust Indenture governing these Notes, but in no case will be less than par. The Government of Canada bond yield used for this redemption will be the mid market yield as quoted by a dealer selected by the Company at noon (Eastern Time) on November 28, 2005. The Noteholders will also receive the regularly scheduled semi-annual interest payment on December 1, 2005.

Costs and non-cash write-downs related to this early redemption are expected to result in increased financing charges which are estimated to have an after tax impact on the Company of approximately six to seven cents per share in the fourth quarter of 2005. TELUS plans to finance the redemptions through general corporate sources including cash balances, proceeds of accounts receivable securitization and/or funds available under its revolving credit facilities.

During the fourth quarter of 2005, the Company expects to redeem long-term debt principal of approximately $1.578 billion plus an estimated redemption premium of $31 million (as noted above). In addition, the Company expects to make usual semi-annual interest payments of approximately $290 million including interest on the early redeemed notes, make quarterly dividend payments and acquire additional Common shares and Non-voting shares under the normal course issuer bid. Should the tentative agreement with the TWU be ratified, the Company expects to pay the balance of lump sum amounts under the agreement; such lump sum amounts including the amounts paid during the third quarter of 2005, are

TELUS Corporation - Management's discussion and analysis - 2005 Q3 expected to total approximately $200 million in 2005. The Company expects to fund its cash flow requirements in the fourth quarter of 2005 through general corporate sources including cash balances, proceeds of accounts receivable securitization, and/or funds available under its revolving credit facilities.

5.   Results from operations

5.1  General

The Company's reportable segments, which reflect TELUS' organizational structure and are used to manage the business, are TELUS Communications (discussed in Section 5.4 Communications segment results) and TELUS Mobility (discussed in Section 5.5 Mobility segment results). The two segments are differentiated based on management, products and services, distribution channels, technology, and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information may also be found in Note 17 of the interim consolidated financial statements.

5.2  Quarterly results summary


--------------------------------------------------------------------------------------------------------------------------------
 ($ millions, except per share amounts) 2005 Q3    2005 Q2    2005 Q1    2004 Q4    2004 Q3    2004 Q2     2004 Q1     2003 Q4
--------------------------------------------------------------------------------------------------------------------------------

Segmented revenue (external)
   Communications segment               1,198.6    1,216.5    1,222.2    1,209.3    1,199.9    1,189.0     1,171.1     1,182.4
   Mobility segment                       864.2      802.0      752.5      755.6      747.0      676.6       632.7       643.2
                                        ---------  ---------  ---------  --------   ---------  ---------  ----------  ----------
Operating revenues (consolidated)       2,062.8    2,018.5    1,974.7    1,964.9    1,946.9    1,865.6     1,803.8     1,825.6

Net income                                190.1      189.5      242.2      135.6      156.6      172.3       101.3        47.8
   Per weighted average Common Share
     and Non-Voting Share outstanding
       - basic                             0.53       0.53       0.67       0.38       0.44       0.48        0.28        0.13
       - diluted                           0.53       0.52       0.66       0.37       0.43       0.48        0.28        0.13
Dividends declared per Common Share
   and Non-Voting Share outstanding        0.20       0.20       0.20       0.20       0.15       0.15        0.15        0.15
--------------------------------------------------------------------------------------------------------------------------------

The results for the third quarter of 2005 include significant net temporary expenses associated with the labour disruption, as discussed earlier. The underlying trend in 2005 also includes the expected impacts on Communications Segment from greater network access line losses due to increased competition for local telephone service from resellers and VoIP-based service providers, as well as wireless substitution. During the third quarter of 2005, the labour disruption reduced the number of available field personnel and limited the Company's ability to do installations of residential network access lines.

The trend in consolidated Operating revenues continues to reflect strong wireless growth at TELUS Mobility. Wireless growth resulted from increases in the subscriber base and ARPU. TELUS Communications data and local revenues continue to grow on a year-over-year basis, while long distance and other revenue continue to decline.

Net income and earnings per share continue to reflect the trends of growing EBITDA and Operating income, combined with decreasing net interest expense due to debt reduction and increasing cash balances, as well as generally favourable tax adjustments.

On November 8, 2005, the Board of Directors of TELUS declared a quarterly dividend of 27.5 cents per share on outstanding Common and Non-Voting shares payable on January 1, 2006 to shareholders of record on the close of business on December 9, 2005. This quarterly dividend was 7.5 cents per share or 37.5% above the prior dividend level of 20 cents per share, and is consistent with target guideline of 45 to 55% of earnings.

TELUS Corporation - Management's discussion and analysis - 2005 Q3


5.3  Consolidated results from operations


   ---------------------------------------------- ------------------------------------ ------------------------------------
   ($ millions except EBITDA margin and               Quarters ended September 30       Nine-month periods ended Sept. 30
   employees)
                                                       2005        2004       Change        2005        2004       Change
   ---------------------------------------------- ----------- ------------ ----------- ----------- ------------ -----------

   Operating revenues                               2,062.8     1,946.9        6.0%      6,056.0     5,616.3        7.8%

   Operations expense                               1,221.5     1,112.8        9.8%      3,476.7     3,259.5        6.7%
   Restructuring and workforce reduction costs          1.6        16.2      (90.1)%        18.4        32.8      (43.9)%
   ---------------------------------------------- ----------- ------------ ----------- ----------- ------------ -----------

   EBITDA (1)                                         839.7       817.9        2.7%      2,560.9     2,324.0       10.2%
   ---------------------------------------------- ----------- ------------ ----------- ----------- ------------ -----------

   EBITDA margin (%) (2)                               40.7        42.0       (1.3)pts      42.3        41.4        0.9pts
   ---------------------------------------------- ----------- ------------ ----------- ----------- ------------ -----------

   Full time equivalent employees, end of
   period (3)                                         n. m.      24,538         --
   ------------------------------------------------------------------------------------------------------------------------
   n. m. - not meaningful
   (1)  EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization
        (EBITDA).
   (2)  EBITDA margin is EBITDA divided by Operating revenues.
   (3)  The measure of full time equivalent employees is not reported in the third quarter of 2005, as it does not factor in the effect of overtime hours on staff equivalents because of the labour disruption. The total number of active, working employees at September 30 of 2005 and 2004 were 20,743 and 25,464, respectively.
   ------------------------------------------------------------------------------------------------------------------------

Despite the experience of a labour disruption in Western Canada, consolidated Operating revenues increased by $115.9 million and $439.7 million, respectively, in third quarter and first nine months of 2005, when compared with the same periods in 2004, as a result of strong revenue growth at TELUS Mobility. TELUS Communications (wireline) segment revenues were stable in the third quarter and increased by 2% for the nine-month period. Consolidated EBITDA increased by $21.8 million and $236.9 million, respectively, in the third quarter and first nine months of 2005, when compared with the same periods in 2004. The increase in consolidated EBITDA resulted from improved profitability at TELUS Mobility, while EBITDA and EBITDA margins decreased in the Communications Segment due to temporary expenses incurred to maintain operations in the face of the labour disruption, net of a revision to the labour settlement estimate.

For further discussion by segment, see Section 5.4 Communications segment results and Section 5.5 Mobility segment results.


   --------------------------------------------------------------------------------------------------------------------
   Depreciation and amortization                Quarters ended September 30         Nine-month periods ended Sept. 30
   ($ millions)                                  2005         2004       Change        2005         2004       Change
   --------------------------------------------------------------------------------------------------------------------

   Depreciation                                 335.6        327.1         2.6%      996.4        969.5         2.8%
   Amortization of intangible assets             73.6         80.5        (8.6)%     214.1        256.1       (16.4)%
   --------------------------------------------------------------------------------------------------------------------

                                                409.2        407.6         0.4%    1,210.5      1,225.6        (1.2)%
   --------------------------------------------------------------------------------------------------------------------


Depreciation increased in the third quarter and first nine months of 2005, when compared with the same periods in 2004, due primarily to growth in shorter life data and wireless network assets and a reduction in service lives for ADSL (high-speed Internet) equipment, partly offset by lower depreciation arising from full amortization of older cell sites. Amortization of intangible assets decreased in the third quarter and first nine months of 2005, when compared with the same periods in 2004, as a result of several software assets becoming fully depreciated (partly offset by a $5.0 million write-down of an intangible right, related to termination of an infeasible right-of-use contract for fibre, in the third quarter of 2005).


   -----------------------------------------------------------------------------------------------------------------
   Other expense (income), net               Quarters ended September 30         Nine-month periods ended Sept. 30
   ($ millions)                               2005         2004       Change        2005         2004       Change
   -----------------------------------------------------------------------------------------------------------------

                                               7.1        (3.2)        n. m.        9.1           --         n. m.
   ------------------------------------------------------------------------------------- ------------ ------------

Other expense includes charitable donations, accounts receivable securitization expense (see Section 7.6 Accounts receivable sale), gains and losses on disposal of property, and income (loss) or impairments in equity or portfolio investments. Charitable donations increased in the third quarter of 2005, when compared with the same period of 2004, but were of similar magnitude for the nine month periods of both years. In the third quarter and first nine months of 2004, net gains realized from the sale of portfolio investments and the sale of land and buildings more than offset the other expenses in the same periods. Other expense for the first nine months of 2005 included impairments in the value of portfolio investments, which were partly offset by gains on the disposal of real estate. The gains on real estate included recognition of a portion of gain deferred under sale and leaseback arrangements for administrative properties sold in 2002, following the return of some space to the respective landlords.

TELUS Corporation - Management's discussion and analysis - 2005 Q3



   --------------------------------------------------------------------------------------------------------------------------
   Financing costs                                     Quarters ended September 30         Nine-month periods ended Sept. 30
   ($ millions)                                         2005         2004       Change        2005         2004       Change
   --------------------------------------------------------------------------------------------------------------------------

   Interest on long-term debt, short-term
      obligations and other                            157.2        161.7        (2.8)%     494.7        494.6          --%
   Foreign exchange losses (gains)                      (0.1)        (0.3)       66.7%        3.0         (1.0)       n.m.
   Interest income                                     (12.3)        (2.8)       n.m.       (46.3)       (33.1)      (39.9)%
   --------------------------------------------------------------------------------------------------------------------------

                                                       144.8        158.6        (8.7)%     451.4        460.5        (2.0)%
   --------------------------------------------------------------------------------------------------------------------------

For the first nine months of 2005, interest on long-term debt, short-term obligations and other included a second quarter accrual of $17.5 million for estimated damages stemming from a recent Ontario Appeal Court ruling on litigation affecting TELUS Communications Inc. ("TCI"). This ruling related to a BC TEL bond redemption matter dating back to 1997. See Risks and risk management - Section 10.5 Litigation. Otherwise, interest on long-term debt, short-term obligations and other decreased by approximately 3% in the third quarter and first nine months of 2005 when compared with the same periods in 2004. The decrease was primarily due to the repayment of TCI Debentures and Medium-term Notes in the third quarter of 2004 and conversion/redemption of convertible debentures in the second quarter of 2005. TELUS maintains a hedging program using cross currency swaps, and as a result, long-term financing costs were generally unaffected by fluctuations in the value of the Canadian dollar against the U.S. dollar. Debt (the sum of Long-term Debt, Current maturities and the deferred hedging liability) was $7,237.9 million at September 30, 2005, when compared with $7,371.6 million one year earlier.

Interest income earned includes interest for the settlement of various tax matters of $3.2 million and $20.7 million, respectively, in the third quarter and first nine months of 2005 (as compared to no interest and $26.0 million, respectively, in the same periods of 2004). The balance of interest income, earned primarily from cash and temporary investments, was significant at $9.1 million and $25.6 million, respectively, in the third quarter and first nine months of 2005, increases of $6.3 million and $18.5 million, respectively, from the same periods in 2004.


   -----------------------------------------------------------------------------------------------------------------------------
   Income taxes                                        Quarters ended September 30         Nine-month periods ended Sept. 30
   ($ in millions, except tax rates)                    2005         2004       Change        2005         2004       Change
   -----------------------------------------------------------------------------------------------------------------------------

    Blended federal and provincial statutory
      income tax based on net income before tax         93.6         88.8        5.4%        304.8        221.7        37.5%
    Changes in estimates of available deductible
      differences in prior years                        (1.5)          --        n.m.        (37.5)          --         n.m.
    Tax rate differential on, and consequential
      adjustments from, the reassessment of
      prior year tax issues                             (0.7)        (0.3)    (133.3)%       (12.0)       (36.1)       66.8%
    Revaluation of future tax assets and
      liabilities for changes in statutory
      income tax rates                                 (12.8)        (0.7)       n.m.        (12.8)        (3.2)        n.m.
    Large corporations tax and other                     8.3          9.4      (11.7)%        20.7         22.3        (7.2)%
   -----------------------------------------------------------------------------------------------------------------------------

                                                        86.9         97.2      (10.6)%       263.2        204.7        28.6%
   -----------------------------------------------------------------------------------------------------------------------------

        Blended federal and provincial statutory
          tax rates (%)                                 33.6         34.8       (1.2)pts      34.2         34.8        (0.6)pts
        Effective tax rates (%)                         31.2         38.1       (6.9)pts      29.6         32.1        (2.5)pts
   -----------------------------------------------------------------------------------------------------------------------------


Increases in the blended federal and provincial statutory income tax expense were due to growth in income before taxes of 9.3% and 39.5%, respectively, for the third quarter and first nine months of 2005, when compared with the same periods in 2004. The blended federal and provincial tax rate decreased in the third quarter as the B.C. provincial government substantively enacted a reduction to general corporate income tax rates from 13.5% to 12.0% on income taxed in B.C, effective July 1 of 2005. The rate adjustment resulted in a positive adjustment to earnings of $2.0 million. The change in the B.C. tax rate also required a revaluation of the future tax liability and the future tax asset, resulting in a further net recovery of $12.8 million. Reductions in tax also included changes in estimates of available deductible differences in prior years and a tax rate differential (and consequential adjustments from) the favourable reassessment of prior years' tax issues.

Based on the assumption of the continuation of the rate of TELUS earnings, the current legal entity structure of TELUS and no substantive changes to tax regulations, the Company expects to be able to fully utilize its non-capital losses before the end of 2006. The Company's assessment is that the risk of expiry of such non-capital losses is remote. Any material current income taxes recorded in 2006 are expected to be payable in future years.


   --------------------------------------------------------------------------------------------------------------
   Non-controlling interest               Quarters ended September 30         Nine-month periods ended Sept. 30
   ($ millions)                            2005         2004       Change        2005         2004       Change
   --------------------------------------------------------------------------------------------------------------
                                            1.6          1.1        45.5%        4.9          3.0        63.3%
   --------------------------------------------------------------------------------------------------------------

Non-controlling interest represents minority shareholders' interests in several small subsidiaries, including minority shareholders' interest in Ambergris, acquired in February 2005.

TELUS Corporation - Management's discussion and analysis - 2005 Q3


   ---------------------------------------------------------------------------------------------------------------------
   Preference and preferred dividends            Quarters ended September 30         Nine-month periods ended Sept. 30
   ($ millions)                                   2005         2004      Change        2005         2004      Change
   ---------------------------------------------------------------------------------------------------------------------

                                                   --          0.1      (100.0)%        --          1.8       (100.0)%
   ---------------------------------------------------------------------------------------------------------------------


Preference and preferred dividends ceased with the redemption of all of the publicly held TELUS Communications Inc. Preference and Preferred Shares, completed on August 3, 2004.

5.4  Communications segment results


   ---------------------------------------------------------------------------------- --------------------------------------
   Operating revenues - Communications segment      Quarters ended September 30         Nine-month periods ended Sept. 30
   ($ millions)                                      2005         2004       Change        2005         2004       Change
   -------------------------------------------------------------------------------- ------------ ------------ ------------

   Voice local                                      541.8        538.3         0.7%     1,637.4      1,611.0         1.6%
   Voice long distance                              221.5        233.5        (5.1)%      676.4        691.6        (2.2)%
   Data                                             376.2        358.1         5.1%     1,133.6      1,043.6         8.6%
   Other                                             59.1         70.0       (15.6)%      189.9        213.8       (11.2)%
   ------------------------------------------------------------------------------------------------------------------------

   External operating revenue                     1,198.6      1,199.9        (0.1)%    3,637.3      3,560.0         2.2%
   Intersegment revenue                              23.6         24.9        (5.2)%       67.4         72.0        (6.4)%
   ------------------------------------------------------------------------------------------------------------------------

   Total operating revenue                        1,222.2      1,224.8        (0.2)%    3,704.7      3,632.0         2.0%
   ------------------------------------------------------------------------------------------------------------------------


   ----------------------------------------------------------------------------------
   Key operating indicators - Communications segment

                                                             At September 30
   (000s)                                            2005         2004       Change
   ----------------------------------------------------------------------------------

   Residential network access lines                  2,961        3,058        (3.2)%
   Business network access lines                     1,748        1,759        (0.6)%
                                                 ----------   ----------   ----------
   Total network access lines(1)                     4,709        4,817        (2.2)%

   High-speed Internet subscribers                   736.1        654.9        12.4 %
   Dial-up Internet subscribers                      249.8        292.7       (14.7)%
                                                 ----------   ----------   ----------
   Total Internet subscribers (2)                    985.9        947.6         4.0% |
                                                                                     ---------------------------------------

                                                     Quarters ended September 30         Nine-month periods ended Sept. 30
   (000s)                                             2005         2004       Change        2005         2004       Change
   -------------------------------------------------------------------------------------------------------------------------

   Change in residential network access lines          (32)           5         n.m.        (86)         (28)       n.m.
   Change in business network access lines              --          (15)      100.0%        (13)         (25)       48.0%
                                                 -----------   ----------   ----------  ----------   ----------   ----------
   Change in total network access lines                (32)         (10)        n.m.        (99)         (53)      (86.8)%

   High-speed Internet net additions                   7.1         30.6       (76.8)%      46.4         93.3       (50.3)%
   Dial-up Internet net reductions                   (10.7)        (8.0)      (33.8)%     (31.8)       (27.1)      (17.3)%
                                                 ----------   ----------   ----------  ----------   ----------   ----------
   Total Internet subscriber net additions            (3.6)        22.6         n.m.       14.6         66.2       (77.9)%
   -------------------------------------------------------------------------------------------------------------------------
   (1)  Network access lines are measured at the end of the reporting period based on information in billing and other systems.
   (2)  Internet subscribers are measured at the end of the reporting period based on Internet access counts from billing and other systems.
   --------------------------------------------------------------------------------------------------------------------------

TELUS Communications revenues decreased slightly by $2.6 million in the third quarter and increased by $72.7 million in the first nine months of 2005, respectively, when compared with the same periods in 2004. Lower long distance and voice equipment sales in the third quarter of 2005 were nearly offset by growing data services revenues and a small increase in local service revenues. For the nine month period, growth in data services revenue significantly exceeded long distance revenue erosion and lower voice equipment sales.

o Voice local revenue increased by $3.5 million and $26.4 million, respectively, in the third quarter and first nine months of 2005, when compared to the same periods in 2004. After normalizing for a positive $10.2 million regulatory adjustment recognized in June 2004 (in respect of CRTC Decision 2004-42 pertaining to deferral account recognition items), local revenue increased by $36.6 million for the first nine months. The increases in the quarter and first nine months of 2005 were due primarily to 2005 regulatory adjustments and the effect of business rate increases implemented June 1, 2005, partly offset by the effect of continued line losses. The favourable regulatory adjustments included approximately $10 million and $40 million, respectively, drawn from the price cap deferral account to offset mandated additional discounts for competitive digital network services (in basic data services) pursuant to CRTC Decision 2005-6. This adjustment was required because TELUS used the liability method for recording price cap deferrals. See the discussion below for data revenues, which contains the equal and offsetting negative revenue impact for Decision 2005-6. Another regulatory adjustment affecting the year-to-date results for 2005 was a non-recurring positive $6.4 million recorded in the first quarter for CRTC Decision 2005-4 (pertaining to subsidy requirements for high cost areas in TELUS Quebec ILEC territory for 2003 to 2005).

     The 37,000 increase in residential line losses in the third quarter of 2005, when compared with the third quarter of 2004, was due to increased competition from resellers, VoIP competitors (including the introduction of cable telephony in Calgary and Edmonton), technological substitution to wireless services, and the labour disruption. The number of

TELUS Corporation - Management's discussion and analysis - 2005 Q3 business lines was unchanged in the third quarter of 2005, as growth in non-ILEC business lines offset a decrease in ILEC business lines. For the first nine months of 2005, net business line losses were primarily due to competitive losses and migration to more efficient ISDN services in ILEC regions. The trend of declining residential network access lines may worsen in the future due to increased competition facilitated by technology change.

o Voice long distance revenues decreased by $12.0 million and $15.2 million, respectively, in the third quarter and first nine months of 2005, when compared with the same periods in 2004. The decrease is consistent with industry-wide trends due to strong price competition and technological substitution. The rate of erosion increased to 5.1% in the third quarter of 2005, when compared with a 2.1% decrease in the third quarter of 2004 because of lower minute volumes, continued decreases in average per-minute prices and the labour disruption impact of reduced call centre winback activity. On a year-to-date basis, the 2.2% rate of erosion remained lower than the 5.1% observed for the same period in 2004 due to increased minute volumes (including growth in non-incumbent volumes) and increases in the monthly long distance administration fee in certain long distance plans, offset by lower average per-minute prices.

o Communications segment data revenues increased by $18.1 million and $90.0 million, respectively, in the third quarter and first nine months of 2005, when compared with the same periods in 2004. This included revenues from two recent acquisitions totalling more than $10 million and $40 million, respectively, for the third quarter and first nine months of 2005. The increase in data revenues from acquisitions were substantially offset by the additional discounts in the same periods of approximately $10 million and $40 million, respectively, for competitive digital network services mandated by CRTC Decision 2005-6.

     The remaining growth in data revenues not attributed to acquisitions in the third quarter and first nine months of 2005 was primarily due to: (i) increased Internet and enhanced data service revenues of $20.4 million and $67.9 million, respectively, as a result of traction from new business contracts, and continued growth in high-speed Internet subscribers and a higher average price; (ii) increased managed data revenues from the provision of business process outsourcing services to customers; and (iii) lower data equipment sales for the third quarter, but increased data equipment sales for the nine month period. These increases were partly offset by the additional discounts for competitive digital network services in basic data services and migration to enhanced data services.

     The rate of growth in high-speed Internet subscribers has slowed, as expected, from that observed in 2004 due to the high existing household penetration rates for high-speed services in Western Canada and lower gross additions caused by increased competitive activity and the labour disruption, mitigated in part by fewer deactivations of existing customers. In addition, the Company experienced high net additions in the first quarter of 2004 due to a very attractive introductory marketing promotion of limited duration.

o Other revenue decreased by $10.9 million and $23.9 million, respectively, in the third quarter and first nine months of 2005, when compared with the same periods in 2004 due mainly to lower voice equipment sales.

o Intersegment revenue represents services provided by the Communications segment to the Mobility segment. These revenues are eliminated upon consolidation together with the associated expense in TELUS Mobility.

Total external operating revenue discussed above included non-ILEC revenues of $151.4 million and $466.4 million, respectively, for the third quarter and first nine months of 2005. This represents increases of $6.1 million (4.2%) and $62.1 million (15.4%), respectively, when compared with the same periods in 2004. The increase was a result of revenues from the purchase of ADCOM and growth in data service revenues, partly offset by competitive pricing pressures on voice services.


   -------------------------------------------------------------------------------------------------------------------------
   Operations expense - Communications segment      Quarters ended September 30         Nine-month periods ended Sept. 30
   ($ millions, except employees)                    2005         2004       Change        2005         2004      Change
   -------------------------------------------------------------------------------------------------------------------------

   Salaries, benefits and
      other employee-related expenses                394.9        412.2       (4.2)%     1,231.5      1,219.7       1.0%
   Other operations expenses                         399.6        302.0       32.3%      1,011.4        913.0      10.8%
   -------------------------------------------------------------------------------------------------------------------------

   Total operations expense                          794.5        714.2       11.2%      2,242.9      2,132.7       5.2%
   -------------------------------------------------------------------------------------------------------------------------

   Full-time equivalent employees,
      end of period(1)                               n.m.        18,857         --
   -------------------------------------------------------------------------------------------------------------------------

   (1) The measure of full time equivalent employees is not reported in the third quarter of 2005, as it does not factor in the effect of overtime hours on staff equivalents because of the labour disruption. The total number of active, working employees at September 30 of 2005 and 2004 were 14,958 and 19,493, respectively.
   -------------------------------------------------------------------------------------------------------------------------


Operations expenses increased in the third quarter and first nine months of 2005, when compared with the same periods in 2004, due primarily to activation of emergency operations procedures to minimize the impact on customer services during the labour disruption. Increased temporary expenses associated with the labour disruption included: management reassignments, overtime, third party security and contractor costs, and travel and accommodation, which exceeded savings in compensation for employees who were not working and a revision to the labour settlement estimate. The

TELUS Corporation - Management's discussion and analysis - 2005 Q3 addition of two operations in late 2004 (B.C. payroll services and the acquisition of ADCOM) and an investment in Ambergris in February 2005 also contributed to increased expenses, which were in aggregate less than $20 million and $55 million, respectively, for the third quarter and first nine months of 2005.

o Salaries, benefits and employee-related expenses decreased in the third quarter of 2005, when compared with the same period in 2004, due primarily to the net impacts of the labour disruption. For the first nine months of 2005, salaries, benefits and employee-related expenses increased primarily due to acquisitions and the B.C. payroll contract described above, as well as increased compensation in 2005, partly offset by the labour disruption impacts, when compared with the same period in 2004. The expense for defined benefit pension plans decreased in third quarter and first nine months by approximately $4 million and $12 million, respectively, due to favourable returns on plan assets during 2004 more than offsetting the negative impact of a higher discount rate.

o Other operations expenses increased in the third quarter and first nine months of 2005, when compared to the same periods in 2004. The increase was due primarily to temporary expenses incurred during the labour disruption, such as increased third party security and contractors. In addition, increased expenses of $28.0 million and $10.5 million, respectively, were recorded due to lower capitalization of labour resulting from deferral of capital expenditures and reassignment of staff to operational activities. Expenses also increased as a result of acquisitions and the B.C. payroll contract, as described above. Otherwise, expenses decreased for the third quarter and first nine months of 2005 as a result of: (i) nominal payments to Verizon under the renegotiated Software and Related Technology and Service Agreement, compared with $8.6 million and $26.0 million, respectively, in the same periods in 2004; (ii) reduced facilities, transit and termination costs of $6.1 million and $19.3 million, respectively, due to the movement of traffic on-net and price cap discounts from competitor ILECs arising from CRTC Decision 2005-6, partly offset by higher outbound traffic volumes;
     (iii) a lower bad debt expense of $2.4 million and $8.5 million, respectively, due to lower credit risk and continued improvement of collection practices that have reduced credit loss exposure; and (iv) a lower cost of goods sold in the third quarter associated with lower voice equipment and data equipment sales.

Included in the total segment expenses discussed above are non-ILEC operations expenses of $148.7 million and $452.3 million, respectively, in the third quarter and first nine months of 2005. Third quarter expenses were unchanged from the same period in 2004 and included a one-time contract termination amount related to the cancellation of an indefeasible right of use for fibre. Expenses for the first nine months increased by $22.1 million (5.1%) when compared with the same period in 2004. The increase in operations expense supported growth in non-ILEC revenues for the same period.


   ----------------------------------------------------------------------------------------------------------------------------
   Restructuring and workforce reduction costs -       Quarters ended September 30         Nine-month periods ended Sept. 30
   Communications segment
   ($ millions)                                         2005         2004      Change        2005         2004       Change
   ----------------------------------------------------------------------------------------------------------------------------

                                                         1.6         16.2      (90.1)%       18.4         32.8       (43.9)%
   ----------------------------------------------------------------------------------------------------------------------------


In the first nine months of 2005, the Company undertook a number of smaller initiatives within the ILEC portion of the Communications Segment, such as operational consolidation, rationalization and integrations. These initiatives are aimed to improve the Company's operating and capital productivity. Management currently expects that restructuring charges will range between $20 million and $50 million for the full year of 2005.


   -----------------------------------------------------------------------------------------------------------------------
   EBITDA and EBITDA margin - Communications      Quarters ended September 30         Nine-month periods ended Sept. 30
   segment
                                                   2005         2004       Change        2005         2004       Change
   -----------------------------------------------------------------------------------------------------------------------

   EBITDA ($ millions)                            426.1        494.4      (13.8)%      1,443.4      1,466.5      (1.6)%
   EBITDA margin (%)                               34.9         40.4       (5.5)pts       39.0         40.4      (1.4)pts
   ------------------------------------------------------------------------------------------------------------------------


EBITDA decreased by $68.3 million and $23.1 million, respectively, in the third quarter and first nine months of 2005, when compared with the same periods in 2004. Temporary expenses associated with maintaining operations during the labour disruption, emergency operations planning expenses prior to July 21, and flat revenues in the third quarter were the primary causes, despite improved non-ILEC profitability and lower restructuring charges. Included in these results were non-ILEC EBITDA of $2.7 million and $14.1 million, respectively, for the third quarter and first nine months of 2005, compared with EBITDA losses of $3.0 million and $25.9 million, respectively, in the same periods of 2004.

Communications segment capital expenditures are discussed in Section 7.2 Cash used by investing activities.

TELUS Corporation - Management's discussion and analysis - 2005 Q3


5.5  Mobility segment results

   ----------------------------------------------------------------------------------------------------------------------
   Operating revenues - Mobility segment           Quarters ended September 30      Nine-month periods ended Sept. 30
   ($ millions)                                    2005       2004      Change       2005         2004       Change
   ----------------------------------------------------------------------------------------------------------------------

   Network revenue                                 808.8      686.0     17.9%     2,247.7      1,903.9        18.1%
   Equipment revenue                                55.4       61.0     (9.2)%      171.0        152.4        12.2%
   ----------------------------------------------------------------------------------------------------------------------

   External operating revenue                      864.2      747.0     15.7%     2,418.7      2,056.3        17.6%
   Intersegment revenue                              5.7        5.0     14.0%        17.2         15.2        13.2%
   ---------------------------------------------------------------------------------------------------------------------

   Total operating revenue                         869.9      752.0     15.7%     2,435.9      2,071.5        17.6%
   ---------------------------------------------------------------------------------------------------------------------


   -------------------------------------------------------------------------------------
   Key operating indicators - Mobility segment
   -------------------------------------------------------------------------------------
   (000s)                                                      At September 30
                                                       2005         2004       Change
   -------------------------------------------------------------------------------------

   Subscribers - postpaid                            3,523.6      3,095.5        13.8%
   Subscribers - prepaid                               762.1        654.5        16.4%
                                                   ----------   ----------   ----------
   Subscribers - total(1)                            4,285.7      3,750.0        14.3%

   Digital POPs(2) covered including
        roaming/resale (millions)(3)                    30.2         29.7         1.7%
                                                                                         -------------------------------------

                                                       Quarters ended September 30          Nine-month periods ended Sept. 30
   (000s)                                               2005         2004       Change        2005         2004      Change
   ---------------------------------------------------------------------------------------------------------------------------

   Subscriber net additions - postpaid                 104.6        115.4        (9.4)%     283.3        283.7       (0.1)%
   Subscriber net additions - prepaid                   33.4         20.8        60.6%       66.0         42.3       56.0%
                                                   ----------   ----------   ----------  ----------   ----------   ----------
   Subscriber net additions - total                    138.0        136.2         1.3%      349.3        326.0        7.1%

   Churn, per month(%)(4)                               1.33         1.34       (0.01)pts    1.38         1.38         --
   COA(5) per gross subscriber addition ($)(4)           371          374        (0.8)%       356          379       (6.1)%
   ARPU ($)(4)                                            64           62         3.2%         61           59        3.4%
   Average minutes of use
   per subscriber per month ("MOU")                      408          393         3.8%        395          382        3.4%

   EBITDA to network revenue(%)                         51.1         47.2         3.9pts     49.7         45.0        4.7pts
   Retention spend to network revenue(4)(%)              5.4          4.1         1.3pts      5.6          4.6        1.0pts
   EBITDA ($ millions)                                 413.6        323.5        27.9%    1,117.5        857.5       30.3%
   EBITDA excluding COA ($ millions)(4)                527.3        429.6        22.7%    1,423.1      1,148.9       23.9%
   --------------------------------------------------------------------------------------------------------------------------
   pts - percentage points
   (1) Subscribers are measured at the end of the reporting period based on information from billing systems.
   (2) POPs is an acronym for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
   (3) At September 30, 2005, TELUS Mobility PCS digital population coverage includes expanded coverage of approximately
       7.5 million PCS POPs due to roaming/resale agreements principally with Bell Mobility and Aliant Telecom Wireless.
   (4) See Section 11.3 Definition of key operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not defined under accounting principles generally accepted in Canada and the U.S.
   (5) Cost of acquisition.
   ----------------------------------------------------------------------------------------------------------------------------

o TELUS Mobility Network revenue increased by $122.8 million for the third quarter of 2005 and $343.8 million for the first nine months of 2005 as compared with the same periods last year. This growth was a result of the continued expansion of the subscriber base combined with increased average revenue per subscriber unit per month ("ARPU"). ARPU increased by $2 in the third quarter and first nine months of 2005, when compared with the same periods in 2004, as a result of increased data usage including picture and text messaging, as well as an overall increase in average minutes of use per subscriber per month ("MOU").

     Average minutes of use per subscriber per month increased by 3.8% in the third quarter and 3.4% in first nine months of 2005, when compared with the same periods in 2004. At September 30, 2005, postpaid subscribers represented 82.2% of the total cumulative subscriber base, remaining relatively stable from one-year earlier, and contributing to the significant ARPU premium TELUS Mobility enjoys over its competitors. Despite the commercial launch by a new competitor in the prepaid market, TELUS Mobility achieved a second successive quarter of positive growth in year over year prepaid subscriber net additions. Consequently, total subscriber net additions of 138,000 represented a record for all previously reported third quarters for TELUS Mobility.

     Blended postpaid and prepaid monthly churn rates remained favourable, improving slightly in the third quarter and remaining steady in the first nine months of 2005, as compared with the same periods last year despite continued competitive pricing pressures. Deactivations were 168,600 and 509,100, respectively, for the third quarter and first nine months of 2005, as compared with 147,600 and 442,600 for the same periods last year. Notably, the monthly churn rate achieved during the third quarter of 2005 has improved steadily during 2005. This is a significant accomplishment, in face of pressures from labour disruptions, new competition, and other aggressive push-to-talk

TELUS Corporation - Management's discussion and analysis - 2005 Q3 offerings. The excellent churn results reflect a continued focus on customer care including successful loyalty and retention efforts, value-added solutions and superior network quality.

o Equipment sales, rental and service revenue decreased in the third quarter when compared to the same period in 2004 despite higher gross additions principally due to product mix and increased promotional, retention, and contracting activity. Handset revenue for the first nine months increased mainly due to continued subscriber growth. Gross subscriber additions grew to 306,600 for the third quarter and 858,400 for the first nine months of 2005 as compared with 283,800 and 768,600 for the same periods in 2004. Handset revenues associated with gross subscriber activations are included in COA per gross subscriber addition.

o Intersegment revenues represent services provided by the Mobility segment to the Communications segment and are eliminated upon consolidation along with the associated expense in TELUS Communications.

   ----------------------------------------------------------------------------------------------------------------
   Operations expense - Mobility segment         Quarters ended September 30     Nine-month periods ended Sept. 30
   ($ millions, except employees)                 2005      2004     Change        2005         2004       Change
   ----------------------------------------------------------------------------------------------------------------

   Equipment sales expenses                      114.7     111.2      3.1%       328.9        299.6         9.8%
   Network operating expenses                    101.7     104.3     (2.5)%      298.9        301.2        (0.8)%
   Marketing expenses                             91.8      78.4     17.1%       253.5        213.2        18.9%
   General and administration expenses           148.1     134.6     10.0%       437.1        400.0         9.3%
   ----------------------------------------------------------------------------------------------------------------

   Total operations expense                      456.3     428.5      6.5%     1,318.4      1,214.0         8.6%
   ----------------------------------------------------------------------------------------------------------------

   Full-time equivalent employees,
   end of period(1)                               n.m.     5,681       --
   ----------------------------------------------------------------------------------------------------------------

   (1) The measure of full time equivalent employees is not reported in the third quarter of 2005, as it does not factor in the effect of overtime hours on staff equivalents because of the labour disruption. The total number of active, working employees at September 30 of 2005 and 2004 were 5,785 and 5,971 respectively.
   ----------------------------------------------------------------------------------------------------------------


Mobility segment operations expense increased in the third quarter and first nine months of 2005, when compared with the same periods in 2004, to support growth in the subscriber base. TELUS Mobility continued to achieve economies of scale as third quarter total operations expenses increased by only 6.5%, while the corresponding Network revenue growth was 17.9% and year-over-year subscriber growth was 14.3%.

o Expenses related to equipment sales increased in the third quarter and first nine months of 2005 when compared with the same periods in 2004, principally due to an increase in gross subscriber activations as well as increased retention activity. Handset costs associated with gross subscriber activations are included in COA per gross subscriber addition.

o Network operating expenses decreased in the third quarter and first nine months of 2005, as compared with the same period last year. Decreases in network operating expenses were the result of efforts to improve roaming rates and reduced leased line costs through microwave build, as well as scale efficiencies, and the competitive digital network services discounts arising from CRTC Decision 2005-6. The decreases were partly offset by increased transmission and site-related expenses to support the greater number of cell sites, a larger subscriber base, and improved network quality and coverage. The digital population coverage grew to 30.2 million at September 30, 2005, as a result of continued activation of digital roaming regions and network expansion.

o Marketing expenses increased primarily due to higher dealer compensation costs and advertising expenses associated with the expanded subscriber base and increased re-contracting activity. However, COA per gross subscriber addition improved by $3 in the third quarter to $371 as compared with the same period last year due to higher gross subscriber additions and lower handset costs. Similarly, COA per gross subscriber addition improved by $23 to $356 for the first nine months of 2005, when compared with the same period in 2004. With the higher ARPU, COA per gross subscriber addition expressed as a ratio of the lifetime revenue of the subscriber improved in the third quarter and first nine months of 2005 as compared with the same periods in 2004.

o General and administration expenses increased by 10.0% in the third quarter and 9.3% for the first nine months of 2005, when compared to the same periods in 2004. The number of full-time equivalent employees working overtime to support the significant growth in the subscriber base and continued expansion of the company-owned retail stores, combined with additional labour disruption-related costs, somewhat offset the payroll savings from fewer active full-time employees. General and administration savings as a result of work action were approximately $3 million in the third quarter of 2005.

TELUS Corporation - Management's discussion and analysis - 2005 Q3



   ------------------------------------------------------------------------------------------------------------------
   EBITDA and EBITDA margin -                 Quarters ended September 30         Nine-month periods ended Sept. 30
   Mobility segment
                                               2005     2004     Change          2005         2004       Change
   ------------------------------------------------------------------------------------------------------------------

   EBITDA ($ millions)                        413.6     323.5    27.9%          1,117.5      857.5       30.3%
   EBITDA margin (%)                           47.5      43.0     4.5pts           45.9       41.4        4.5pts
   ------------------------------------------------------------------------------------------------------------------

TELUS Mobility EBITDA increased by $90.1 million in the third quarter and $260.0 million for the first nine months of 2005, when compared to the corresponding periods in 2004. The improvement in EBITDA and EBITDA margin was attributed to TELUS Mobility's focus on profitable subscriber growth, increased ARPU, a lower cost of acquisition per gross subscriber addition, excellent monthly churn rates, and successful cost containment efforts. The EBITDA margin, when calculated as a percentage of Network revenue, improved to a record 51.1% for the third quarter and improved to 49.7% for the first nine months of 2005. This compares with 47.2% and 45.0%, respectively, for the same periods in 2004, representing positive increases of 3.9 and 4.7 percentage points, respectively.

Mobility segment capital expenditures are discussed in Section 7.2 Cash used by investing activities.

TELUS Corporation - Management's discussion and analysis - 2005 Q3


6.   Financial condition

The following are the significant changes in the consolidated balance sheets between December 31, 2004 and September 30, 2005.

   -----------------------------------------------------------------------------------------------------------------------
                                      Sept. 30,    Dec. 31,    Change    % Change               Explanation
   ($ millions)                          2005        2004
   -----------------------------------------------------------------------------------------------------------------------
   Current Assets
      Cash and temporary               1,322.1       896.5      425.6       47.5%   See Section 7. Liquidity and capital
      investments, net                                                              resources
   -----------------------------------------------------------------------------------------------------------------------
      Accounts receivable                893.5       863.5       30.0        3.5%   Primarily an increase in settlement
                                                                                    billings and accruals with alliance
                                                                                    partners, as well as an increase in
                                                                                    work-in-progress. Customer receivables
                                                                                    did not change significantly.
   -----------------------------------------------------------------------------------------------------------------------
      Income and other taxes             150.3       132.5       17.8       13.4%   Changes in estimates of collectible
      receivable                                                                    near-term recoveries of taxes due to
                                                                                    available deductible differences,
                                                                                    reassessments and interest for prior
                                                                                    years net of refunds received
   -----------------------------------------------------------------------------------------------------------------------
      Inventories                        102.1       133.3      (31.2)     (23.4)%  Primarily a reduction by TELUS Mobility
                                                                                    from the peak year-end inventory levels,
                                                                                    partly offset by new handset launches
   -----------------------------------------------------------------------------------------------------------------------
      Prepaid expenses and other         211.8       183.4       28.4       15.5%   Primarily prepayment of property
                                                                                    taxes, federal Canada Pension Plan
                                                                                    contributions, federal Employment
                                                                                    Insurance premiums, Mobility
                                                                                    licence fees net of amortization
                                                                                    and a reduction in connection and
                                                                                    activation fees
   -----------------------------------------------------------------------------------------------------------------------
      Current portion of future          396.2       438.4      (42.2)      (9.6)%  Decrease in available tax loss pools for
      income taxes                                                                  the upcoming 12 months and temporary
                                                                                    differences in short-term assets and
                                                                                    liabilities
   ---------------------------------- ------------------------------------------------------------------------------------
   Current Liabilities
      Accounts payable and accrued     1,471.3     1,362.6      108.7        8.0%   Primarily an increase in interest
      liabilities                                                                   payable and an interest accrual for
                                                                                    settlement of a lawsuit, partly
                                                                                    offset by lower payroll and capital
                                                                                    expenditure liabilities
   -----------------------------------------------------------------------------------------------------------------------
      Restructuring and workforce         51.7        70.7      (19.0)     (26.9)%  Payments under previous programs
      reduction accounts payable                                                    exceeded new obligations
      and accrued liabilities
   -----------------------------------------------------------------------------------------------------------------------
      Advance billings and customer      545.1       531.5       13.6        2.6%   Primarily an increase in price cap
      deposits                                                                      deferred revenues and increased Mobility
                                                                                    billings, partly offset by lower
                                                                                    activation and connection fees
   -----------------------------------------------------------------------------------------------------------------------
      Current maturities of            1,581.6         4.3    1,577.3        n.m.   Reclassification to current of
      long-term debt                                                                $1,575.7 million TELUS Corporation
                                                                                    7.5% Notes due June 2006, for which
                                                                                    notice of early redemption on
                                                                                    December 1, 2005 was given
   -----------------------------------------------------------------------------------------------------------------------
   Working capital (1)                  (573.7)      678.5   (1,252.2)       n.m.   Primarily reflects debt to be
                                                                                    redeemed early on December 1, 2005,
                                                                                    net of cash accumulation
   -----------------------------------------------------------------------------------------------------------------------
   Capital Assets, Net                10,971.3    11,221.0     (249.7)      (2.2)%  See Sections 5.3 Consolidated results
                                                                                    of operations - Depreciation and
                                                                                    amortization and 7.2 Cash used by
                                                                                    investing activities
   -----------------------------------------------------------------------------------------------------------------------
   Other Assets
      Deferred charges                   815.0       704.4      110.6       15.7%   Primarily pension plan contributions
                                                                                    in excess of charges to income
   -----------------------------------------------------------------------------------------------------------------------
      Future income taxes                   --        99.8      (99.8)    (100.0)%  Reflects use of loss carry forward
                                                                                    amounts and temporary differences on
                                                                                    long-term assets and liabilities reversed
                                                                                    to long-term future tax liability
   -----------------------------------------------------------------------------------------------------------------------
      Investments                         30.8        38.4       (7.6)     (19.8)%  Includes a write down in the second
                                                                                    quarter of 2005
   -----------------------------------------------------------------------------------------------------------------------
      Goodwill                         3,157.0     3,126.8       30.2        1.0%   Goodwill added for consolidation of
                                                                                    Ambergris, net of foreign exchange
                                                                                    changes since the acquisition of
                                                                                    Ambergris
   -----------------------------------------------------------------------------------------------------------------------
   (1)  Current assets subtracting Current liabilities - an indicator of the ability to finance current operations and meet obligations as they fall due.
   -----------------------------------------------------------------------------------------------------------------------

     Table continues on the following page.

TELUS Corporation - Management's discussion and analysis - 2005 Q3


     Table continued from the previous page.

   -----------------------------------------------------------------------------------------------------------------------
                                      Sept. 30,    Dec. 31,    Change    % Change               Explanation
   ($ millions)                          2005        2004
   -----------------------------------------------------------------------------------------------------------------------
   Long-Term Debt                      4,497.3     6,332.2   (1,834.9)     (29.0)%  o    TELUS Corporation 7.5% Notes
                                                                                         became current (Dec. 31:
                                                                                         $1,574.6 million);
                                                                                    o    the $141.6 million Dec. 31
                                                                                         balance of Convertible debentures
                                                                                         was converted to equity or redeemed;
                                                                                         and
                                                                                    o    the Canadian dollar value of
                                                                                         U.S. dollar denominated notes
                                                                                         decreased by $121.3 million
                                                                                         because of a strengthening
                                                                                         Canadian dollar.
   -----------------------------------------------------------------------------------------------------------------------
   Other Long-Term Liabilities         1,642.7     1,506.1      136.6        9.1%   Primarily an increase in the deferred
                                                                                    hedging liability for U.S. dollar
                                                                                    denominated notes, resulting from a
                                                                                    strengthening Canadian dollar
   -----------------------------------------------------------------------------------------------------------------------
   Future Income Taxes                 1,139.0       991.9      147.1       14.8%   Primarily future accounting expenses
                                                                                    exceeding future tax deductions for
                                                                                    existing long-term assets and
                                                                                    liabilities such as pension amounts
                                                                                    and fixed assets, as well as a 2005
                                                                                    acquisition
   -----------------------------------------------------------------------------------------------------------------------
   Non-Controlling Interest               23.2        13.1       10.1       77.1%   The increase was from minority
                                                                                    partners' share of earnings in
                                                                                    several small subsidiaries,
                                                                                    including an acquisition in 2005
   -----------------------------------------------------------------------------------------------------------------------
   Shareholders' Equity
      Convertible debentures                --         8.8       (8.8)    (100.0)%  $7.8 million was transferred to
                                                                                    share capital (in Common equity)
                                                                                    when shareholders exercised their
                                                                                    conversion option in 2005, while the
                                                                                    balance was transferred to
                                                                                    contributed surplus (in Common
                                                                                    equity) with the redemption of the
                                                                                    remaining debentures on June 15,
                                                                                    2005
   -----------------------------------------------------------------------------------------------------------------------
      Common equity                    7,098.2     7,016.8       81.4        1.2%   o    2005 nine-month Net income of
                                                                                         $621.8 million;

                                                                                    o    share options exercised of
                                                                                         $215.3 million to issue 6.9 million
                                                                                         non-voting shares and 0.9 million
                                                                                         common shares;

                                                                                    o    conversion of $131.7 million of
                                                                                         Convertible debentures into 3.3
                                                                                         million Non-voting shares;

                                                                                    o    less dividends of $215.6 million;

                                                                                    o    less normal course issuer bid
                                                                                         expenditures of $663.5 million to
                                                                                         repurchase 8.1 million non-voting
                                                                                         shares and 7.6 million common
                                                                                         shares; and

                                                                                    o    other of $(8.3) million.
   -----------------------------------------------------------------------------------------------------------------------


7.   Liquidity and capital resources

7.1  Cash provided by operating activities


   ----------------------------------------------------------------------------------------------------------------
   ($ millions)                                 Quarters ended September 30      Nine-month periods ended Sept. 30
                                                 2005         2004      Change       2005         2004      Change
   ----------------------------------------------------------------------------------------------------------------
                                                693.5        847.2      (18.1)%   2,109.6      1,924.3       9.6%
   ----------------------------------------------------------------------------------------------------------------


Cash provided by operating activities decreased by $153.7 million in the third quarter and increased by $185.3 million in first nine months of 2005, when compared with the same periods in 2004. Changes in cash provided by operating activities in the third quarter and first nine months of 2005 were mainly due to the following:

o    EBITDA increased by $21.8 million and $236.9 million, respectively

o Restructuring and workforce reduction payments decreased by $2.5 million and $47.4 million, respectively

TELUS Corporation - Management's discussion and analysis - 2005 Q3


o Reduced repayments of securitized accounts receivable (no repayments in 2005 or the third quarter of 2004; $150 million repayments in the first nine months 2004)

o    Interest paid decreased by $10.9 million and $20.6 million, respectively

o Interest received increased by $7.2 million and $11.1 million, respectively

o Employer contributions to employee defined benefit plans increased by $4.3 million and decreased by $22.5 million, respectively. The changes were due to updated actuarial valuations and a net acceleration of discretionary funding in the second quarter of 2004. The best estimate of fiscal 2005 employer contributions to the Company's defined benefit pension plan has been revised to approximately $115 million;

o Income tax recoveries net of installment payments decreased by $8.9 million and $175.2 million, respectively, in the third quarter and first nine months of 2005, when compared with the same periods in 2004, and

o Other changes in non-cash working capital in the respective years, including a reduction of accruals for capital expenditures, payroll and employee-related liabilities, and payment of partial lump sum amounts to bargaining unit employees in the third quarter of 2005.

7.2  Cash used by investing activities

   ----------------------------------------------------------------------------------------------------------------------
   ($ millions)                                    Quarters ended September 30       Nine-month periods ended Sept. 30
                                                    2005         2004       Change      2005         2004       Change
   ----------------------------------------------------------------------------------------------------------------------

                                                   263.3        316.5      (16.8)%     979.5        956.7        2.4%
   ----------------------------------------------------------------------------------------------------------------------


Cash used by investing activities decreased by $53.2 million in the third quarter and increased by $22.8 million in first nine months of 2005, when compared with the same periods in 2004. A deferral of capital expenditures associated with the labour disruption led to a decrease in capital expenditures of $56.8 million and $30.7 million, respectively, in the third quarter and first nine months of 2005, when compared with the same periods in 2004. In addition, a $29.4 million investment in Ambergris was made in 2005, whereas in the same period in 2004, proceeds of $18.2 million were realized from the sale of several non-core real estate properties. Assets under construction increased to $589.1 million at September 30, 2005, compared with $465.5 million one year earlier and $329.6 million at December 31, 2004, due to delays in completing capital projects caused by the labour disruption, as well as continued development of a new billing system in the Communications segment.

   ----------------------------------------------------------------------------------------------------------------------------
   Capital expenditures by segment                     Quarters ended September 30         Nine-month periods ended Sept. 30
   ($ millions, except capital expenditure              2005         2004       Change        2005         2004       Change
   intensity)
   ----------------------------------------------------------------------------------------------------------------------------

   Communications segment                              176.5        216.4      (18.4)%       684.0        743.5       (8.0)%
   Mobility segment                                     86.5        103.4      (16.3)%       260.9        232.1       12.4%
   ----------------------------------------------------------------------------------------------------------------------------
   TELUS consolidated                                  263.0        319.8      (17.8)%       944.9        975.6       (3.1)%
   ----------------------------------------------------------------------------------------------------------------------------
   Capital expenditure intensity (1) (%)                12.7         16.4      (3.7)pts       15.6         17.4       (1.8)pts
   ----------------------------------------------------------------------------------------------------------------------------

   (1) Measured by dividing capital expenditures by operating revenues. This measure provides a method of comparing the level of capital expenditures to other companies of varying size within the same industry.
   ----------------------------------------------------------------------------------------------------------------------------

o Communications segment ILEC capital expenditures decreased by 15.4% to $155.8 million in the third quarter of 2005, and decreased by 3.0% to $605.6 million for the first nine months of 2005, when compared with the same periods in 2004. The decrease includes some deferral of capital expenditures due to the labour disruption. Greater investment in internal systems and processes was more than offset by lower expenditures on network infrastructure, high-speed Internet, and other initiatives. Expenditures for high-speed Internet were approximately $14 million and $60 million, respectively, for the third quarter and first nine months of 2005.

     Non-ILEC capital expenditures decreased by 35.5% to $20.7 million in the third quarter of 2005 and decreased by 33.8% to $78.4 million in the first nine months of 2005, when compared with the same periods in 2004. While the decrease in spending was primarily due to up-front expenditures in the same period last year that related to the costs to support certain major new customers, the year-over-year decrease in quarterly non-ILEC expenditures is not expected to continue in future.

     Deferral of capital expenditures in the Communications segment due to the labour disruption resulted in capital expenditure intensity ratios decreasing to 14.4% and 18.5%, respectively, in the third quarter and first nine months of 2005, compared with 17.7% and 20.5% for the same periods in 2004. Cash flow (EBITDA less capital expenditures) for the third quarter of 2005 decreased by 10.2% to $249.6 million, when compared with the same period in 2004, due primarily to increased expenses associated with the labour disruption. Cash flow for the first nine months of 2005 increased by 5.0% to $759.4 million, when compared with the same period in 2004, as increased revenues, decreased capital expenditures, and lower restructuring charges more than offset higher operations expenses. TELUS Communications expects to achieve capital expenditure intensity of approximately 19% for the full year.

TELUS Corporation - Management's discussion and analysis - 2005 Q3


o Mobility segment capital expenditures decreased by $16.9 million in the third quarter of 2005, when compared with the same period in 2004, due to deferral of network capital expenditures related to the labour disruption, a stronger Canadian dollar, and lower infrastructure equipment costs. Increased capital expenditures of $28.8 million for the first nine months of 2005 were attributed to strategic investment in next-generation EVDO capable wireless network technology and continued enhancement of digital wireless coverage. TELUS Mobility expects to launch Wireless High Speed, or EVDO, services in Canada's largest urban centres by mid-November 2005.

     Capital expenditure intensity for TELUS Mobility decreased to 9.9% in the third quarter of 2005 from 13.8% in the third quarter of 2004 due to a significant increase in operating revenues. Similarly, capital expenditure intensity for the first nine months of 2005 was 10.7% as compared with 11.2% for the same period in 2004. TELUS Mobility expects to achieve capital expenditure intensity of approximately 12% for the full year. Continued strong growth in TELUS Mobility EBITDA generated record TELUS Mobility cash flows (EBITDA less capital expenditures) of $327.1 million in the third quarter and $856.6 million for the first nine months of 2005 as compared with $220.1 million and $625.4 million for the same periods in 2004, representing increases of 48.6% and 37.0%, respectively.

Consolidated cash flows (EBITDA less capital expenditures) were $576.7 million and $1,616.0 million, respectively, for the third quarter and first nine months of 2005, representing increases of 15.8% and 19.8%, respectively, when compared with the same periods in 2004. The increases resulted primarily from growth in TELUS Mobility cash flows.

7.3  Cash used by financing activities

   -----------------------------------------------------------------------------------------------------------------
   ($ millions)                               Quarters ended September 30       Nine-month periods ended Sept. 30
                                               2005         2004       Change      2005         2004       Change
   -----------------------------------------------------------------------------------------------------------------

                                              249.2        266.2       (6.4)%     704.5        351.6       100.4%
   -----------------------------------------------------------------------------------------------------------------

Cash used by financing activities decreased in the third quarter and increased in the first nine months of 2005, when compared with the same periods in 2004. Financing activities included the following:

o Proceeds from Common Shares and Non-Voting Shares issued were $56.3 million and $200.3 million, respectively, in the third quarter and nine-month period ended September 30, 2005, increases of $29.3 million and $129.5 million, respectively, when compared with the same periods in 2004. The increases were mainly due to the exercise of options and warrants in 2005, partly offset by lower proceeds from share purchases for employee share plans, as TELUS now purchases these shares in the market, rather than issuing shares from treasury.

     In addition, during the second quarter of 2005, convertible debentures with a principal value of $131.7 million were converted into approximately
     3.3 million Non-Voting Shares. Due to the non-cash nature of these transactions, the conversions are shown as balance sheet adjustments and are not included in the financing activities of the cash flow statements.

o Cash dividends paid to shareholders were $71.7 million and $215.6 million in the third quarter and first nine months of 2005; increases of $26.2 million and $79.5 million when compared with the same periods in 2004. The increase was due principally to the change in dividend rate from 15 cents per quarter to 20 cents per quarter effective in the fourth quarter of 2004, as well as the purchase of dividend reinvestment plan shares in the market rather than issuing shares from treasury.

o Under the Normal Course Issuer Bid program, TELUS purchased for cancellation approximately 2.5 million Common Shares and approximately 2.5 million Non-Voting Shares for a total outlay of $233.1 million in the third quarter of 2005. This total outlay was comprised of a reduction to share capital of $86.0 million representing the book value of shares repurchased, and a reduction to retained earnings of $147.1 million representing the amount in excess of book value. The following tables enumerate the shares repurchased and cost under this program since inception.


     Normal Course Issuer Bid to September 30, 2005 - shares repurchased
    ---------------------------------------------------------------------------------------------------------------------------
                                                             Purchased for       Cumulative   Maximum shares    Percentage of
                                                              cancellation           shares    permitted for          maximum
                             Purchased in    Purchased for    in the first        purchased       repurchase        permitted
                           December 2004,     cancellation     nine months              for        under the           shares
     (Number of shares)     and cancelled       in 2005 Q3         of 2005     cancellation          program      repurchased
    ---------------------------------------------------------------------------------------------------------------------------

    Common Shares                 755,711        2,535,100        7,604,700        8,360,411       14,000,000           59.7%
    Non-Voting Shares           1,451,400        2,549,500        8,125,800        9,577,200       11,500,000           83.3%
    ---------------------------------------------------------------------------------------------------------------------------
                                2,207,111        5,084,600       15,730,500       17,937,611       25,500,000           70.3%
    ---------------------------------------------------------------------------------------------------------------------------


TELUS Corporation - Management's discussion and analysis - 2005 Q3



     Normal Course Issuer Bid to September 30, 2005 - cost
    -------------------------------------------------------------------------------------------
                                                                       2005
                           December 2004          2005 Q3        nine-month       Cumulative
     ($ millions)                 outlay           outlay            outlay           outlay
    -------------------------------------------------------------------------------------------

    Reduction to:
       share capital                 39.4             86.0            265.1            304.5
       retained earnings             38.6            147.1            398.4            437.0
    -------------------------------------------------------------------------------------------
                                     78.0            233.1            663.5            741.5
    -------------------------------------------------------------------------------------------

o No significant long-term debt was issued in the third quarters of 2005 and 2004. Long-term debt issues of $4.7 million for the first nine months of 2005 were capital leases. In the comparative nine-month period of 2004, long-term debt issues were primarily bank facilities that were repaid.

o Redemptions and repayments of long-term debt were $1.0 million and $21.3 million, respectively, in the third quarter first nine months of 2005 (2004 - $210.7 million and $247.7 million, respectively). The June 16, 2005 redemption of convertible debentures, which were not previously converted into Non-voting shares, was $17.9 million. Other redemptions in 2005 were primarily capital leases. The redemptions in the third quarter and first nine months of 2004 included TCI Series A Debentures and TCI medium-term Notes.

7.4  Liquidity and capital resource measures


   ----------------------------------------------------------------------------------------------------------------------------
                                                                     September 30,       September 30,
   Periods ended                                                              2005                2004               Change
   ----------------------------------------------------------------------------------------------------------------------------

   Components of debt and coverage ratios (1)
   ---------------------------------------
   Net debt ($ millions)                                                   5,915.8              6,749.4              (833.6)
   Total capitalization  - book value ($ millions)                        13,037.2             13,588.8              (551.6)

   EBITDA (excluding restructuring) ($ millions) - 12-month trailing       3,365.7              3,055.8               309.9
   Net interest cost ($ millions) - 12-month trailing                        604.2                624.2               (20.0)

   Debt ratios
   -----------
   Fixed rate debt as a proportion of total indebtedness (%)                  93.1                 93.2                (0.1)pts
   Average term to maturity of debt (years)                                    4.6                  5.6                (1.0)

   Net debt to total capitalization(%)(1)                                     45.4                 49.7                (4.3)pts
   Net debt to EBITDA(1)                                                       1.8                  2.2                (0.4)

   Coverage ratios(1)
   ------------------
   Interest coverage on long-term debt                                         2.7                  2.1                 0.6
   EBITDA interest coverage                                                    5.6                  4.9                 0.7

   Other measures
   --------------
   Free cash flow ($ millions) - 12-month trailing(2)                      1,477.6              1,246.9               230.7
   Dividend payout ratio(%)(1)                                                38                   45                    (7)pts
   -----------------------------------------------------------------------------------------------------------------------------
   (1)  See Section 11.4 Definition of liquidity and capital resource measures. Net debt is a non-GAAP measure that is defined and reconciled to its nearest GAAP measure in Section 11.4.
   (2)  See Section 11.2 Free cash flow.
   ----------------------------------------------------------------------------------------------------------------------------


Net debt decreased at the end of the third quarter of 2005, when compared to one year earlier, as a result of an increase in cash and temporary investments of $699.9 million (netted against debt for the purposes of this calculation), conversion and redemption of convertible debentures in 2005. Total capitalization also decreased for these reasons; partly offset by a $278.5 million increase in common equity over this 12-month period. The net debt to EBITDA ratio measured at September 30, 2005 improved significantly, when compared with one year earlier, as a result of increased cash, debt reduction and an increase in 12-month trailing EBITDA (excluding restructuring).

Interest coverage on long-term debt improved because of increased income before interest and taxes and lower interest on long-term debt. The EBITDA interest coverage ratio improved by 0.5 as a result of higher EBITDA (excluding restructuring), and increased by 0.2 due to lower interest. Free cash flow measure for the 12-month period ended September 30, 2005 increased, when compared with one year earlier, primarily because of improved EBITDA, lower capital expenditures, lower payments under restructuring programs, and lower interest payments, partly offset by lower cash tax recoveries and interest received.

Long-term guidelines for certain TELUS' liquidity measures, as defined in
Section 11.4 Definition of liquidity and capital resource measures, are:

     o    Net debt to total capitalization of 45 to 50%
     o    Net debt to EBITDA of 1.5:1 to 2.0:1
     o    Dividend payout ratio of 45% to 55% of sustainable net earnings.

TELUS Corporation - Management's discussion and analysis - 2005 Q3


With the November 8, 2005 announcement of an increase in the quarterly dividend from 20 cents per share to 27.5 cents per share effective with the 2005 fourth quarter dividend, the dividend payout ratio increased to 52%, consistent with the guideline. This ratio was calculated as four times the fourth quarter dividend of 27.5 cents, divided by the sum of earnings per share reported for the four quarters ending September 30, 2005 (or $2.11).

7.5  Credit facilities

TELUS arranged new credit facilities in May 2005 to replace $1.6 billion of prior credit facilities. The prior 364-day facility, which was due to expire, and a term facility with three years remaining to maturity were replaced with a new three-year facility due in May 2008 and a longer maturity five-year term facility due in May 2010. The new credit facilities have no substantial changes in terms and conditions, other than reduced pricing and the extension of term, which reflect favourable market conditions and TELUS' strong financial position.

Including cash in excess of $1.3 billion and the credit facilities described in the table below, TELUS had unutilized available liquidity in excess of $2.8 billion at September 30, 2005.

   ---------------------------------------------------------------------------------------------------------
    Credit Facilities                                                                         Outstanding
    At September 30, 2005                                                                 undrawn letters
    ($ in millions)                              Expiry            Size         Drawn           of credit
   ---------------------------------------------------------------------------------------------------------
   Five-year revolving facility (1)            May 4, 2010          800.0          --                 --
   Three-year revolving facility (1)           May 7, 2008          800.0          --              100.6
   Other bank facilities                                --           74.0          --                6.6
   ---------------------------------------------------------------------------------------------------------
   Total                                                --        1,674.0          --              107.2
   ---------------------------------------------------------------------------------------------------------
   (1) Canadian dollars or U.S. dollar equivalent.
   ---------------------------------------------------------------------------------------------------------

TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 1.8:1 at September 30, 2005) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense on a trailing 12-month basis) to be less than 2.0:1 (approximately 5.6:1 at September 30, 2005) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of net debt to EBITDA and EBITDA interest coverage. The calculations are not expected to be materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes, and continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

7.6  Accounts receivable sale

TELUS Communications Inc., a wholly owned subsidiary of TELUS, is able to sell an interest in certain of its receivables up to a maximum of $650 million and is required to maintain at least a "BBB (low)" credit rating by Dominion Bond Rating Service ("DBRS"), or the purchaser may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at "A
(low)" as of November 8, 2005. The proceeds of securitized receivables were $150 million at September 30, 2005, unchanged from one year earlier and the end of 2004. It is necessary to retain a minimum of $150 million proceeds under this program to keep it active.

7.7  Credit ratings

The credit ratings for TELUS and TCI remain investment grade. After TELUS' announcement on September 26, 2005, of its intention to early-redeem $1.6 billion in Notes on December 1, 2005, three of four credit rating agencies that cover TELUS issued updates:

o On September 27, S&P raised its ratings for long-term corporate credit and senior unsecured debt of TELUS Corporation and TCI from "BBB" to "BBB+," while revising the outlook to stable;

o On October 18, Fitch Ratings upgraded its long-term "BBB" ratings for TELUS and TCI to "BBB+" with a stable outlook; and

o On October 24, DBRS upgraded its "BBB" rating for TELUS Corporation Notes and its "BBB (high)" ratings for TCI to "BBB (high)" and "A (low)," respectively, while the trend was revised to stable.

Earlier in the year on June 27, Moody's Investors Services Inc. increased its investment grade rating for TELUS Notes from "Baa3" with a positive outlook to "Baa2" with a stable outlook. TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining and improving investment grade credit ratings in the range of "BBB+" to "A-," or the equivalent.

TELUS Corporation - Management's discussion and analysis - 2005 Q3



    ----------------------------------------------------------------------------------------
    Credit rating summary             DBRS(1)         S&P(1)      Moody's(1)     Fitch(1)
    ----------------------------------------------------------------------------------------

    TELUS Corporation
      Senior bank debt                --              --          --             BBB+
      Notes                           BBB (high)      BBB+        Baa2           BBB+

    TELUS Communications Inc.
      Debentures                      A (low)         BBB+        --             BBB+
      Medium-term Notes               A (low)         BBB+        --             BBB+
      First mortgage bonds            A (low)         A-          --             --
    ----------------------------------------------------------------------------------------
    (1) Outlook or trend "stable"
    ----------------------------------------------------------------------------------------


7.8  Off-balance sheet arrangements, commitments and contingent liabilities

     Financial instruments (Note 3 of the interim consolidated financial statements)

During the first quarter of 2005, the Company entered into a hedging relationship that fixes the Company's compensation cost arising from a specific grant of restricted stock units; hedge accounting has been applied to this relationship.

As at September 30, 2005, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rate on U.S. $52 million of fiscal 2005 and 2006 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the Mobility segment.

The fair values of the Company's long-term debt are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly. The carrying amount and fair value of long-term debt are as follows:


                                                   As at September 30, 2005    As at December 31, 2004
   -----------------------------------------------------------------------------------------------------
   ($ millions)                                      Carrying        Fair       Carrying        Fair
                                                      amount        value         amount       value
   -----------------------------------------------------------------------------------------------------

   Long-term debt
      Principal                                         6,078.9    6,894.3       6,345.3      7,342.3
      Derivative financial instruments used to
        manage interest rate and currency risks
        associated with U.S. dollar denominated
        debt (Hedging item maximum maturity date:
        June 2011)                                      1,154.9    1,560.5       1,032.6      1,299.5
      Derivative financial instruments used to
        manage interest rate risk associated with
        Canadian dollar denominated debt (Hedging
        item maximum maturity date: June 2006)               --        1.4            --          1.3
   -----------------------------------------------------------------------------------------------------
                                                        7,233.8    8,456.2       7,377.9      8,643.1
   -----------------------------------------------------------------------------------------------------

     Commitments and contingent liabilities (Note 14 of the interim consolidated financial statements)

At September 30, 2005, the Company had $42.1 million in outstanding commitments for restructuring programs prior to 2005 and $9.6 million in outstanding commitments for restructuring programs initiated in 2005.

In accordance with CRTC Price Cap Decisions 2002-34 and 2002-43, the Company defers a portion of revenues in a deferral account, which at September 30, 2005, had balance of $148.0 million. Due to the Company's use of the liability method of accounting for the deferral account, the CRTC Decision 2005-6, as it relates to the Company's provision of competitive digital network services, is not expected to affect the Company's consolidated revenues -- to the extent that the CRTC Decision 2005-6 requires the Company to provide discounts on Competitor Digital Network services, both for current and prior periods, the Company draws down the deferral account by an offsetting amount.

Canadian generally accepted accounting principles require the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a "worst-case scenario" and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events. In the normal course of its operations, the Company enters into obligations that GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company. At September 30, 2005, the Company has no liability recorded in respect of performance guarantees, and has $1.0 million recorded in respect of lease guarantees. The maximum undiscounted guarantee amounts as at September 30, 2005, without regard for the likelihood of having to make such payment, were not significant.

TELUS Corporation - Management's discussion and analysis - 2005 Q3


In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The term of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

In connection with its 2001 disposition of TELUS' directory business, the Company agreed to bear a proportionate share of the new owner's increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company's proportionate share would be 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred. At September 30, 2005, the Company has no liability recorded in respect of indemnification obligations.

A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position, excepting items enumerated in Note 14(d) of the interim consolidated financial statements.

7.9  Outstanding share information

The following is a summary of the outstanding shares for each class of equity at September 30, 2005 and at October 31, 2005. In addition, for October 31, 2005, the total number of outstanding and issuable shares is presented, assuming full conversion of options. Unexercised warrants that were issued under the terms of the arrangement to acquire Clearnet expired on September 15, 2005.

    ----------------------------------------------------------------------------------------------------------------
    Class of equity security                                      Common           Non-Voting            Total
                                                                  Shares             Shares             Shares
    (millions of shares)                                       outstanding        outstanding         outstanding
    ----------------------------------------------------------------------------------------------------------------
    At September 30, 2005
       Common equity - Common Shares outstanding                      186.0                 --              186.0
       Common equity - Non-Voting Shares outstanding                     --              168.4              168.4
                                                            ----------------     --------------       --------------
                                                                      186.0              168.4              354.4 (1)
                                                            ---------------     --------------       ---------------

    At October 31, 2005
       Common equity - Common Shares outstanding                      186.0                 --              186.0
       Common equity - Non-Voting Shares outstanding                     --              168.6              168.6
                                                            ----------------     --------------       ---------------
                                                                      186.0              168.6              354.6
                                                            ---------------     --------------       ---------------

    Outstanding and issuable shares(2) at October 31, 2005
       Common Shares and Non-Voting Shares outstanding                186.0              168.6              354.6
       Options                                                          1.6               22.5               24.1
                                                            ---------------     --------------       ---------------
                                                                      187.6              191.1              378.7
                                                            ---------------     --------------       ---------------
    ----------------------------------------------------------------------------------------------------------------
    (1)  For the purposes of calculating diluted earnings per share for the third quarter of 2005, the number of shares was 361.7 million.
    (2)  Assuming full conversion and ignoring exercise prices.
    ---------------------------------------------------------------------------------------------------------------


8.   Critical accounting estimates and accounting policy developments

8.1  Critical accounting estimates

TELUS' significant accounting policies are described in Note 1 of its annual 2004 consolidated financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As described in Note 1(b) of the interim consolidated financial statements, during the third quarter of 2005, the Company revised estimates that had been made over a period of years, resulting in a revision of accruals for payroll and other employee-related liabilities.

8.2 Accounting policy developments (Note 2 of the interim consolidated financial statements)

Accounting policies are consistent with those described in TELUS' annual 2004 consolidated financial statements. Possibly, commencing with the Company's 2005 fiscal year, proposed amendments to the recommendations of the Canadian Institute of Chartered Accountants ("CICA") for the calculation and disclosure of earnings per share (CICA

TELUS Corporation - Management's discussion and analysis - 2005 Q3


Handbook Section 3500) may apply to the Company. The proposed amendments are not expected to materially impact the Company.

Commencing with the Company's 2006 fiscal year, the amended recommendations of the CICA for measurement of non-monetary transactions (CICA Handbook Section
3830) will apply to the Company. The amended recommendations will result in non-monetary transactions normally being measured at their fair values, unless certain criteria are met. The Company's current operations are not materially affected by the amended recommendations.

Commencing in the Company's 2006 fiscal year, the proposed amended recommendations of the CICA for subsequent events (CICA Handbook Section 3820) will apply to the Company. The proposed amended recommendations will result in closer harmony with the corresponding requirements of U.S. GAAP. The Company does not expect to be materially affected by the proposed amended recommendations.

9.   Revised guidance

The Company has a practice of reaffirming or adjusting annual guidance on a quarterly basis. This revised 2005 guidance is subject to the forward-looking statements disclaimer at the beginning of this Management's discussion and analysis. Specifically, the revised guidance reflects changing assumptions including:

o An expectation of increased revenues in TELUS Communications based on year-to-date performance, more than offset by the various impacts of the labour disruption, which includes higher net operations expenses at TELUS Communications and constrained ability to activate certain customer services such as high-speed Internet and to complete planned capital expenditures;

o Restructuring and workforce reduction expenses for the full year of $20 to $50 million - previously $100 million, or less;

o Growth in TELUS Mobility revenue and EBITDA resulting from an approximate five percentage point annual gain in Canadian wireless industry market penetration for the full year of 2005 - previously estimated at four percentage points - as well as higher ARPU from increased use of services and airtime, and continued scale efficiencies;

o The announcement on October 17, 2005, that the Company had delivered notice of early redemption on December 1, 2005, of $1.578 billion 7.5%, Series CA, Notes due June 1, 2006. The redemption is expected to increase financing charges by approximately six to seven cents per share after tax; and

o The change in guidance for free cash flow considers impacts of the labour disruption including deferral of capital expenditures, as well as increased TELUS Mobility EBITDA, and uncertainty of the timing of the receipt certain cash tax recoveries.

The table on the following page presents the revised guidance.

TELUS Corporation - Management's discussion and analysis - 2005 Q3

   -------------------------------------------------------------------------------------------------------------------------
                                                  Updated guidance            August 4, 2005
                                                     for 2005                    guidance                    Change
   -------------------------------------------------------------------------------------------------------------------------

    Consolidated
      Revenues                                 $8.1 to $8.15  billion     $7.95 to $8.05 billion      $100 to $150 million
   -------------------------------------------------------------------------------------------------------------------------
      EBITDA(1)                                      no change            $3.25 to $3.325 billion              --
   -------------------------------------------------------------------------------------------------------------------------
      Earnings per share - basic                   $1.90 to $2.00             $1.85 to $2.05             narrowed range
   -------------------------------------------------------------------------------------------------------------------------
      Capital expenditures                      Approx. $1.3 billion       Approx. $1.4 billion      Approx. $(100) million
   -------------------------------------------------------------------------------------------------------------------------
      Free cash flow(2)                         $1.4 to $1.5 billion      $1.25 to $1.35 billion          $150 million
   -------------------------------------------------------------------------------------------------------------------------
    Communications segment
      Revenue (external)                       $4.825 to $4.85 billion     $4.75 to $4.8 billion       $50 to $75 million
   -------------------------------------------------------------------------------------------------------------------------
        Non-ILEC revenue                             no change             $625 to $650 million                --
   -------------------------------------------------------------------------------------------------------------------------
      EBITDA                                   $1.8 to $1.875 billion    $1.875 to $1.925 million    $(50) to $(75) million
   -------------------------------------------------------------------------------------------------------------------------
        Non-ILEC EBITDA                              no change              $15 to $20 million                 --
   -------------------------------------------------------------------------------------------------------------------------
      Capital expenditures                      Approx. $900 million       Approx. $1.0 billion      Approx. $(100) million
   -------------------------------------------------------------------------------------------------------------------------
      High-speed Internet net additions            Approx. 65,000             Approx. 100,000           Approx. (35,000)
   -------------------------------------------------------------------------------------------------------------------------
    Mobility segment
      Revenue (external)                       $3.275 to $3.3 billion      $3.2 to $3.25 billion       $50 to $75 million
   -------------------------------------------------------------------------------------------------------------------------
      EBITDA                                   $1.425 to $1.45 billion    $1.375 to $1.4 billion          $50 million
   -------------------------------------------------------------------------------------------------------------------------
      Capital expenditures                           no change             Approx. $400 million                --
   -------------------------------------------------------------------------------------------------------------------------
      Wireless subscriber net additions              no change             Greater than 525,000                --
   -------------------------------------------------------------------------------------------------------------------------
   (1)  See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) for the definition of
        EBITDA.
   (2)  See Section 11.2 Free cash flow for the definition of free cash flow.
   -------------------------------------------------------------------------------------------------------------------------

10.  Risks and risk management

The following are significant updates to the risks and uncertainties described in TELUS' 2004 Annual Report and first and second quarter interim 2005 Management's discussions and analysis, which are filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

10.1 Human Resources

The outcome of outstanding labour relations issues, such as the duration and impact of the continuing labour disruption, may result in further unanticipated increased costs and may cause reduced productivity and/or morale issues. There can be no assurance that, with the eventual outcome of collective bargaining, compensation increases will be as planned or that reduced productivity and customer service will not occur as a result of the labour disruption. Should the ultimate operational and financial impacts differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

10.2 Regulatory

     Implementation of wireless number portability ("WNP") - Telecom Public Notice CRTC 2005-14

The CRTC issued a public notice on September 16, 2005, inviting comments on several issues related to implementation of wireless number portability between wireless carriers and between those carriers and wireline local exchange carriers. The comment and reply comment periods were completed in October 2005. The four issues considered in this proceeding were:

     o how wireless carriers may gain direct access to number portability systems, and the terms and conditions that should apply;
     o what the appropriate service interval should be to port a telephone number to and/or from a wireless carrier;
     o what the eligible porting scenarios should be to port a telephone number to and/or from a wireless carrier; and
     o    wireless number portability implementation timeframes.

The CRTC also indicated that it intends to issue another public notice once it has reviewed in detail the Canadian Wireless Telecommunications Association ("CWTA") implementation plan titled "Implementation of Wireless Number
Portability: Selling a New World-Class Standard", issued on September 12, 2005. The proceeding under the future public notice may include such matters as:

     o    wireless services subject to number porting;
     o the interchange of traffic between wireless carriers and local exchange carriers in a portability environment;

TELUS Corporation - Management's discussion and analysis - 2005 Q3


     o    wireless carrier access to ILECs' operational support systems;
     o    criteria for denying a wireless port;
     o    ILEC winback rules for wireless number ports;
     o    directory listings and information provided for E-911 calls;
     o Any other matters that may arise from a review of the implementation plan.

TELUS Mobility is a member of the CWTA that commissioned the independent report prepared by PricewaterhouseCoopers LLP. Under the plan, consistent with the Government of Canada's definition of wireless number portability, customers will be able to transfer numbers between wireless service providers as well as transfer numbers between wireline phone service and wireless service. The proposed implementation includes a mid-2007 pilot trial and national implementation in September 2007, contingent on timely resolution of a number of outstanding issues and full co-operation of the Canadian telecommunications sector. This number portability implementation strategy differs from the one implemented in the U.S. previously, as follows: (i) implementation is planned to occur across the country simultaneously, rather than a regional phased implementation as in the U.S.; and (ii) the implementation simultaneously addresses wireline-to-wireless portability, and vice versa, as well as wireless-to-wireless portability. A WNP taskforce has begun implementation of the recommendations, and is expected to make Canada the third country in the world to offer complete wireless-to-wireless, wireless-to-wireline, and wireline-to-wireless number portability.

There is no assurance that TELUS will be able to implement the required changes in the desired timeframe, without incurring significant additional costs and/or ongoing administration costs. Implementation of wireless number portability may result in increased migration of network access lines to wireless services, increased wireless subscriber monthly churn, or additional wireless customer retention costs. TELUS believes that such risks will be reduced by the Company's Future Friendly (R) initiatives, commitment to exceptional client service, a strong brand and superior wireline and wireless network quality.

     Issues with respect to the provision of optical fibre (Telecom Decision CRTC 2005-63)

On October 21, 2005, the CRTC determined that it would require TELUS to provide inter-exchange dark fibre on a tariffed basis, and that it would not be appropriate for CRTC to forbear from regulating the provision of dark fibre on inter-exchange private line routes that were previously forborne from rate regulation. The CRTC directed TELUS to file, within 60 days, a general tariff for the provision of inter-exchange dark fibre in its ILEC territory. The general tariff is subject to the availability of existing and unallocated facilities. Where facilities are not available and TELUS elects to undertake construction to provide service to a particular customer, TELUS can provide dark fibre under a special facilities tariff, provided the facilities are not provided at less than a general tariff. TELUS expects that this decision will not materially impact its operations.

     Proceeding on local exchange services forbearance (Telecom Public Notice CRTC 2005-2)

The CRTC initiated a proceeding to examine a range of issues including: the relevant markets for forbearance, which CRTC powers and duties should be forborne, and the post-forbearance criteria and conditions that might apply. The proceeding also considered a transitional regime that could provide ILECs with more regulatory flexibility prior to forbearance. TELUS participated in the oral consultation in late September 2005. The proceeding completed in early October 2005 and a decision is expected by the end of the first quarter of 2006. There can be no assurance that the local exchange forbearance rules eventually adopted by the CRTC will provide transitional relief on win backs and promotions.

10.3 Process risks

The Company continues to develop a new billing system in the Communications segment, which will include re-engineering processes for order entry, pre-qualification, service fulfillment and assurance, customer care, collections/credit, customer contract and information management. This customer-focused project requires extensive system development and in itself presents implementation risks due to the complexity of the implementation task and resource constraints. The Company plans to implement this project in phases, beginning with the implementation of consumer accounts in Alberta, currently scheduled in the first half of 2006, followed by implementation of consumer customer accounts in B.C. at a later date. There can be no assurance that this undertaking will not negatively impact TELUS' customer service levels, competitive position and financial results.

With the labour disruption and reassignment of management to front line positions, the risk of not detecting billing issues and revenue leakage increased. At the same time, management team members gained experience and understanding of front line operations that is expected to prove valuable in implementing process changes in future.

10.4 Manmade and natural threats

The number of vandalism and theft incidents affecting TELUS' network facilities and infrastructure has increased since April 2005. The majority of these incidents disrupted service to one or more customers and were all under investigation by the appropriate police authorities and some arrests were made. On-going security reviews have led the Company to

TELUS Corporation - Management's discussion and analysis - 2005 Q3 implement new security measures in 2005. There can be no assurance that specific events in the future will not impact TELUS operations.

There is a small exposure to international geopolitical risks in TELUS International, including its presence in the Philippines; however, TELUS International's operations are insignificant when compared with the Company's consolidated operations.

10.5 Litigation

In June 2005, the Ontario Court of Appeal unanimously overturned a 2003 trial court decision and ruled that when TCI's predecessor BC TEL redeemed $125 million of Series AL Bonds in December 1997, it was in breach of a covenant contained in the deed of trust and mortgage under which the Bonds were issued. The Ontario Court of Appeal returned the case to the trial courts to determine damages and TELUS accrued an estimate of damages, which is included in financing costs for the second quarter of 2005. Should the assessed damages be significantly different than management's expectations, a material adjustment could be recorded in the Company's Statements of income. The Company sought leave to appeal to the Supreme Court of Canada. This ruling relates to a matter prior to the 1999 merger of BC TELECOM and TELUS Corporation (Alberta), and does not impact TELUS' current debt instruments.

11. Reconciliation of non-GAAP measures and definition of key operating indicators

11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA)

The Company has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units and it is utilized in measuring compliance with debt covenants. The Company also believes EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt, and as a valuation metric. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.

EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the interim consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

The following is a reconciliation of EBITDA with Net income and Operating income:


        ------------------------------------------------------------------------ ---------------------------
                                                           Quarters ended         Nine-month periods ended
                                                            September 30                September 30
        ($ millions)                                      2005          2004          2005          2004
        ----------------------------------------------------------------------------------------------------

        Net income                                       190.1         156.6         621.8         430.2
          Other expense (income)                           7.1          (3.2)          9.1            --
          Financing costs                                144.8         158.6         451.4         460.5
          Income taxes                                    86.9          97.2         263.2         204.7
          Non-controlling interest                         1.6           1.1           4.9           3.0

        ----------------------------------------------------------------------------------------------------
        Operating income                                 430.5         410.3       1,350.4       1,098.4
          Depreciation                                   335.6         327.1         996.4         969.5
          Amortization of intangible assets               73.6          80.5         214.1         256.1

        ----------------------------------------------------------------------------------------------------
        EBITDA                                           839.7         817.9       2,560.9       2,324.0
        ----------------------------------------------------------------------------------------------------


11.2 Free cash flow

The Company has issued guidance on and reports free cash flow because it is a key measure used by management to evaluate performance of the consolidated operations. Free cash flow excludes certain working capital changes, and other sources and uses of cash, which are disclosed in the interim consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the interim consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS' performance over time. Investors should be cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities less Cash used by investing activities, Free cash flow is relevant because it provides an indication of how much cash generated by operations is available after capital expenditures, but before proceeds from divested assets and changes in certain

TELUS Corporation - Management's discussion and analysis - 2005 Q3 working capital items (such as trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results, and trade payables).

The following shows management's calculation of free cash flow.

        -----------------------------------------------------------------------------------------------------------
                                                                  Quarters ended         Nine-month periods ended
                                                                   September 30                September 30
        ($ millions)                                             2005          2004          2005          2004
        -----------------------------------------------------------------------------------------------------------

        EBITDA                                                  839.7         817.9       2,560.9       2,324.0

        Restructuring and workforce reduction costs, net
          of cash payments                                       (5.7)          6.4         (19.0)        (55.1)
        Share-based compensation                                 10.3           7.3          21.2          17.9
        Cash interest paid                                      (12.2)        (23.1)       (319.1)       (339.7)
        Cash interest received                                    9.3           2.1          34.4          23.3
        Income taxes received (paid)                              2.9          11.8          22.2         197.4
        Capital expenditures (Capex)                           (263.0)       (319.8)       (944.9)       (975.6)
        Investment tax credits received (reported in
          current or prior EBITDA or Capex, and in Income
          taxes received (paid)), and other                        --            --            --         (16.8)
        -----------------------------------------------------------------------------------------------------------

        Free cash flow                                          581.3         502.6       1,355.7       1,175.4
        -----------------------------------------------------------------------------------------------------------


The following reconciles free cash flow with Cash provided by operating activities less Cash used by investing activities:


        -----------------------------------------------------------------------------------------------------------
                                                                  Quarters ended         Nine-month periods ended
                                                                   September 30                September 30
        ($ millions)                                            2005          2004          2005          2004
        -----------------------------------------------------------------------------------------------------------

        Cash provided by operating activities                  693.5         847.2        2,109.6       1,924.3
        Cash (used) by investing activities                   (263.3)       (316.5)        (979.5)       (956.7)
        -----------------------------------------------------------------------------------------------------------
                                                               430.2         530.7        1,130.1         967.6

           Net employee defined benefit plans expense            0.3          (4.9)          (0.8)        (14.7)
           Employer contributions to employee defined
           benefit plans                                        30.1          25.8           89.8         112.3
           Amortization of deferred gains on
           sale-leaseback of buildings, amortization of
           deferred charges and other operating
           activities, net                                       3.6           3.9            3.9         (13.7)
           Reduction (increase) in securitized accounts
           receivable                                             --            --             --         150.0
           Non-cash working capital changes except
           changes in taxes, interest and securitized
           accounts receivable                                 116.8         (49.6)          98.1          (7.2)
           Acquisition                                            --            --           29.4            --
           Proceeds from the sale of property and other
           assets                                               (0.1)         (1.8)          (3.5)        (18.2)
           Other investing activities                            0.4          (1.5)           8.7          (0.7)
        -----------------------------------------------------------------------------------------------------------
        Free cash flow                                         581.3         502.6        1,355.7       1,175.4
        -----------------------------------------------------------------------------------------------------------


11.3 Definition of key operating indicators

These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

Churn, per month
----------------

     Calculated as the number of subscriber units disconnected during a given period, divided by the average number of subscriber units on the network during the period, expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

Cost of acquisition (COA)
-------------------------

     Consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (Retention spend).

COA per gross subscriber addition
---------------------------------

     COA divided by gross subscriber activations during the period.

Average revenue per subscriber unit, or ARPU
--------------------------------------------

     Calculated as Network revenue divided by the average number of subscriber units on the network during the period, expressed as a rate per month.

TELUS Corporation - Management's discussion and analysis - 2005 Q3


Retention spend to Network revenue
----------------------------------

     Represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base, divided by Network revenue.

EBITDA excluding COA
--------------------

A measure of operational profitability, normalized for the period costs of adding new customers.

11.4 Definition of liquidity and capital resource measures

Net debt
--------

     Net debt is a non-GAAP measure, whose nearest GAAP measure is the sum of Long-term debt and Current maturities of long-term debt, as reconciled below. Net debt is one component used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below).

        ------------------------------------------------------------------------------
                                                                 At September 30
        ($ millions)                                            2005          2004
        ------------------------------------------------------------------------------

        Current maturities of long-term debt                 1,581.6           4.0
        Long-term debt                                       4,497.3       6,514.0
        ------------------------------------------------------------------------------
                                                             6,078.9       6,518.0
        Deferred hedging liability (asset)                   1,159.0         853.6
        ------------------------------------------------------------------------------
        Debt                                                 7,237.9       7,371.6
        Deduct Cash and temporary investments               (1,322.1)       (622.2)
        -------------------------------------------------------------------------------
        Net debt                                             5,915.8       6,749.4
        -------------------------------------------------------------------------------


     The deferred hedging liability in the table above relates to cross currency interest rate swaps that effectively convert principal repayments and interest obligations to Canadian dollar obligations in respect of the U.S. $1,166.5 million debenture maturing June 1, 2007 and the U.S. $1,925.0 million debenture maturing June 1, 2011. Management believes that Net debt is a useful measure because it incorporates the exchange rate impact of cross currency swaps put into place that fix the value of U.S. dollar-denominated debt, and because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments.

Total capitalization
--------------------

     Defined as Net debt plus Non-controlling interest and Shareholders' equity.

Net debt to total capitalization
--------------------------------

     Provides a measure of the proportion of debt used in the Company's capital structure. The long-term target ratio for Net debt to total capitalization is 45 to 50%.

EBITDA (excluding restructuring)
--------------------------------

     EBITDA (excluding restructuring) is used for the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring and workforce reduction costs were $38.2 million and $49.0 million, respectively, for the 12-month periods ended September 30, 2005 and 2004.

Net debt to EBITDA
------------------

     Defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA (excluding restructuring). This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities. TELUS' revised guideline range for Net debt to EBITDA is from 1.5:1 to 2.0:1.

Net interest cost
-----------------

     Defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods.

Interest coverage on long-term debt
-----------------------------------

     Calculated on a 12-month trailing basis as Net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt.

TELUS Corporation - Management's discussion and analysis - 2005 Q3


EBITDA interest coverage
------------------------

     Defined as EBITDA (excluding restructuring) divided by Net interest cost. This measure is substantially the same as the Coverage Ratio covenant in TELUS' credit facilities.

Dividend payout ratio
---------------------

     Defined as the most recent quarterly dividend declared per share multiplied by four and divided by basic earnings per share for the 12-month trailing period. The target guideline for the annual dividend payout ratio on a prospective basis is 45 to 55% of sustainable net earnings.

           ---------------------------------------------------------
          |                                                         |
          |                    TELUS CORPORATION                    |
          |                                                         |
          |            CONSOLIDATED FINANCIAL STATEMENTS            |
          |                                                         |
          |                       (UNAUDITED)                       |
          |                                                         |
          |                                                         |
          |                                                         |
          |                    SEPTEMBER 30, 2005                   |
           ----------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
consolidated statements of income                                                                                    (unaudited)
--------------------------------------------------------------------------------------------------------------------------------


                                                                 Three months                            Nine months
Periods ended September 30 (millions except per
   share amounts)                                           2005               2004                2005               2004
--------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES                                     $    2,062.8       $    1,946.9        $    6,056.0       $    5,616.3
--------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
   Operations                                               1,221.5            1,112.8             3,476.7            3,259.5
   Restructuring and workforce reduction costs (Note 4)         1.6               16.2                18.4               32.8
   Depreciation                                               335.6              327.1               996.4              969.5
   Amortization of intangible assets                           73.6               80.5               214.1              256.1
--------------------------------------------------------------------------------------------------------------------------------
                                                            1,632.3            1,536.6             4,705.6            4,517.9
--------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                              430.5              410.3             1,350.4            1,098.4
   Other expense, net                                           7.1               (3.2)                9.1                 --
   Financing costs (Note 5)                                   144.8              158.6               451.4              460.5
--------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES AND NON-CONTROLLING
   INTEREST                                                   278.6              254.9               889.9              637.9
   Income taxes (Note 6)                                       86.9               97.2               263.2              204.7
   Non-controlling interest                                     1.6                1.1                 4.9                3.0
--------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                    190.1              156.6               621.8              430.2
   Preference and preferred share dividends                      --                0.1                  --                1.8
--------------------------------------------------------------------------------------------------------------------------------
COMMON SHARE AND NON-VOTING SHARE INCOME               $      190.1       $      156.5        $      621.8       $      428.4
================================================================================================================================
INCOME PER COMMON SHARE AND NON-VOTING SHARE (Note 7)
     - Basic                                           $       0.53       $       0.44        $       1.74       $       1.20
     - Diluted                                         $       0.53       $       0.43        $       1.72       $       1.19
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING
   SHARE                                               $       0.20       $       0.15        $       0.60       $       0.45
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING
   SHARES OUTSTANDING
     - Basic                                                  356.8              355.7               358.3              354.4
     - Diluted                                                361.7              361.8               362.1              356.7

The accompanying notes are an integral part of these interim consolidated financial statements


--------------------------------------------------------------------------------------------------------------------------------
consolidated statements of retained earnings                                                                     (unaudited)
--------------------------------------------------------------------------------------------------------------------------------

                                                                                                          Nine months
Periods ended September 30 (millions)                                                              2005               2004
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF PERIOD                                                                $    1,008.1       $      741.7
Transitional amount for share-based compensation arising from share options                             --              (25.1)
--------------------------------------------------------------------------------------------------------------------------------
Adjusted opening balance                                                                           1,008.1              716.6
Net income                                                                                           621.8              430.2
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                   1,629.9            1,146.8
Less:  Common Share and Non-Voting Share dividends paid, or payable, in cash                         215.6              132.8
       Common Share and Non-Voting Share dividends reinvested, or to be
         reinvested, in shares issued from Treasury                                                     --               26.9
       Cost of purchase of Common Shares and Non-Voting Shares in excess of
         stated capital (Note 13(g))                                                                 398.4                  --
       Warrant proceeds used in determining intrinsic value of warrants in excess
         of amounts ultimately received (Note 13(c))                                                   2.0                  --
       Preference and preferred share dividends                                                         --                1.8
       Redemption premium on preference and preferred shares in excess of amount
         chargeable to contributed surplus                                                              --                2.3
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF PERIOD (Note 13)                                                            $    1,013.9       $      983.0
================================================================================================================================

The accompanying notes are an integral part of these interim consolidated financial statements


                                  TELUS(R)                                     2

--------------------------------------------------------------------------------------------------------------------------------
consolidated balance sheets                                                                                         (unaudited)
--------------------------------------------------------------------------------------------------------------------------------

                                                                                                  As at              As at
                                                                                               September 30,      December 31,
(millions)                                                                                        2005                2004
--------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
   Cash and temporary investments, net                                                        $    1,322.1       $      896.5
   Accounts receivable (Notes 9, 15(b))                                                              893.5              863.5
   Income and other taxes receivable                                                                 150.3              132.5
   Inventories                                                                                       102.1              133.3
   Prepaid expenses and other (Note 15(b))                                                           211.8              183.4
   Current portion of future income taxes                                                            396.2              438.4
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                   3,076.0            2,647.6
--------------------------------------------------------------------------------------------------------------------------------
Capital Assets, Net (Note 10)
   Property, plant, equipment and other                                                            7,377.6            7,528.2
   Intangible assets subject to amortization                                                         629.1              737.0
   Intangible assets with indefinite lives                                                         2,964.6            2,955.8
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                  10,971.3           11,221.0
--------------------------------------------------------------------------------------------------------------------------------
Other Assets
   Deferred charges (Note 15(b))                                                                     815.0              704.4
   Future income taxes                                                                                  --               99.8
   Investments                                                                                        30.8               38.4
   Goodwill (Note 11)                                                                              3,157.0            3,126.8
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                   4,002.8            3,969.4
--------------------------------------------------------------------------------------------------------------------------------
                                                                                              $   18,050.1       $   17,838.0
================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Accounts payable and accrued liabilities (Note 15(b))                                      $    1,471.3       $    1,362.6
   Restructuring and workforce reduction accounts payable and accrued liabilities (Note 4)            51.7               70.7
   Advance billings and customer deposits (Note 15(b))                                               545.1              531.5
   Current maturities of long-term debt (Note 12)                                                  1,581.6                4.3
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                   3,649.7            1,969.1
--------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt (Note 12)                                                                           4,497.3            6,332.2
--------------------------------------------------------------------------------------------------------------------------------
Other Long-Term Liabilities (Note 15(b))                                                           1,642.7            1,506.1
--------------------------------------------------------------------------------------------------------------------------------
Future Income Taxes                                                                                1,139.0              991.9
--------------------------------------------------------------------------------------------------------------------------------
Non-Controlling Interest                                                                              23.2               13.1
--------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity (Note 13)
   Convertible debentures conversion option                                                             --                8.8
   Common equity                                                                                   7,098.2            7,016.8
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                   7,098.2            7,025.6
--------------------------------------------------------------------------------------------------------------------------------
                                                                                              $   18,050.1       $   17,838.0
================================================================================================================================
Commitments and Contingent Liabilities (Note 14)

The accompanying notes are an integral part of these interim consolidated financial statements


                                    TELUS(R)                                   3

--------------------------------------------------------------------------------------------------------------------------------
consolidated statements of cash flows                                                                            (unaudited)
--------------------------------------------------------------------------------------------------------------------------------

                                                                 Three months                            Nine months
Periods ended September 30 (millions)                       2005               2004                2005               2004
--------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                             $      190.1       $      156.6        $      621.8       $      430.2
Adjustments to reconcile net income to cash provided
   by operating activities:
   Depreciation and amortization                              409.2              407.6             1,210.5            1,225.6
   Future income taxes                                         89.2               91.4               284.2              281.9
   Share-based compensation                                    10.3                7.3                21.2               17.9
   Net employee defined benefit plans expense                  (0.3)               4.9                 0.8               14.7
   Employer contributions to employee defined benefit
     plans                                                    (30.1)             (25.8)              (89.8)            (112.3)
   Restructuring and workforce reduction costs, net
     of cash payments (Note 4)                                 (5.7)               6.4               (19.0)             (55.1)
   Amortization of deferred gains on sale-leaseback
     of buildings, amortization of deferred charges
     and other, net                                            (3.6)              (3.9)               (3.9)              13.7
   Net change in non-cash working capital
   (Note 15(c))                                                34.4              202.7                83.8              107.7
--------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                         693.5              847.2             2,109.6            1,924.3
--------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures (Note 10)                               (263.0)            (319.8)             (944.9)            (975.6)
Acquisition (Note 11)                                            --                 --               (29.4)                --
Proceeds from the sale of property and other assets             0.1                1.8                 3.5               18.2
Purchase of investments, change in non-current
   materials and supplies and other                            (0.4)               1.5                (8.7)               0.7
--------------------------------------------------------------------------------------------------------------------------------
Cash used by investing activities                            (263.3)            (316.5)             (979.5)            (956.7)
--------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued                     56.3               27.0               200.3               70.8
Dividends to shareholders                                     (71.7)             (45.5)             (215.6)            (136.1)
Purchase of Common Shares and Non-Voting Shares for
   cancellation (Note 13(g))                                 (233.1)                --              (663.5)                --
Long-term debt issued (Note 12)                                 0.3                 --                 4.7               37.8
Redemptions and repayment of long-term debt (Note 12)          (1.0)            (210.7)              (21.3)            (247.7)
Payment for redemption of preference and preferred shares        --              (37.0)                 --              (72.8)
Dividends paid by a subsidiary to non-controlling interests      --                 --                (7.9)                --
Other                                                            --                 --                (1.2)              (3.6)
--------------------------------------------------------------------------------------------------------------------------------
Cash used by financing activities                            (249.2)            (266.2)             (704.5)            (351.6)
--------------------------------------------------------------------------------------------------------------------------------
CASH POSITION
Increase in cash and temporary investments, net               181.0              264.5               425.6              616.0
Cash and temporary investments, net, beginning of
   period                                                   1,141.1              357.7               896.5                6.2
--------------------------------------------------------------------------------------------------------------------------------
Cash and temporary investments, net, end of period     $    1,322.1       $      622.2        $    1,322.1       $      622.2
--------------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid)                                        $      (12.2)      $      (23.1)       $     (319.1)      $     (339.7)
--------------------------------------------------------------------------------------------------------------------------------
Interest received                                      $        9.3       $        2.1        $       34.4       $       23.3
--------------------------------------------------------------------------------------------------------------------------------
Income taxes (inclusive of Investment Tax Credits
   (Note 6)) received, net                             $        2.9       $       11.8        $       22.2       $      197.4
================================================================================================================================
The accompanying notes are an integral part of these interim consolidated financial statements


                                    TELUS(R)                                   4

--------------------------------------------------------------------------------------------------------------
notes to interim consolidated financial statements                                                 (unaudited)
--------------------------------------------------------------------------------------------------------------

SEPTEMBER 30, 2005

TELUS Corporation is one of Canada's largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications service provider in Western Canada and provides data, Internet Protocol, voice and wireless services to Central and Eastern Canada.

Notes to interim consolidated financial statements - contents
------------------------------------------------------ -------------------------------------------------------
1.  Interim financial statements                       Summary explanation of basis of presentation of
                                                       interim consolidated financial statements
------------------------------------------------------ -------------------------------------------------------
2.  Accounting policy developments                     Summary review of forthcoming generally accepted
                                                       accounting principle developments which may affect
                                                       the Company
------------------------------------------------------ -------------------------------------------------------
3.  Financial instruments                              Summary of interim financial instrument disclosures
------------------------------------------------------ -------------------------------------------------------
4.  Restructuring and workforce reduction costs        Summary schedules and review of restructuring and
                                                       workforce reduction costs
------------------------------------------------------ -------------------------------------------------------
5.  Financing costs                                    Summary schedule of items comprising financing costs
------------------------------------------------------ -------------------------------------------------------
6.  Income taxes                                       Summary reconciliations of statutory rate income tax
                                                       expense to provision for income taxes
------------------------------------------------------ -------------------------------------------------------
7.  Per share amounts                                  Summary schedules and review of numerators and
                                                       denominators used in calculating per share amounts
------------------------------------------------------ -------------------------------------------------------
8.  Share-based compensation                           Summary schedules and review of compensation arising
                                                       from share options and restricted stock units
------------------------------------------------------ -------------------------------------------------------
9.  Accounts receivable                                Summary schedule and review of arm's-length
                                                       securitization trust transactions
------------------------------------------------------ -------------------------------------------------------
10. Capital assets                                     Summary schedule of items comprising capital assets
------------------------------------------------------ -------------------------------------------------------
11. Goodwill                                           Summary schedule of goodwill and review of current
                                                       fiscal year acquisitions from which goodwill arises
------------------------------------------------------ -------------------------------------------------------
12. Long-term debt                                     Summary schedule of long-term debt
------------------------------------------------------ -------------------------------------------------------
13. Shareholders' equity                               Summary schedules and review of shareholders' equity
                                                       and changes therein
------------------------------------------------------ -------------------------------------------------------
14. Commitments and contingent liabilities             Summary interim review of contingent liabilities,
                                                       labour negotiations, guarantees, claims and lawsuits
------------------------------------------------------ -------------------------------------------------------
15. Additional financial information                   Summary schedules of items comprising certain primary
                                                       financial statement line items
------------------------------------------------------ -------------------------------------------------------
16. Employee future benefits                           Summary of interim employee future benefit disclosures
------------------------------------------------------ -------------------------------------------------------
17. Segmented information                              Summary disclosure of segmented information regularly
                                                       reported to the Company's chief operating decision
                                                       maker
------------------------------------------------------ -------------------------------------------------------
18. Differences between Canadian and United States     Summary schedules and review of differences between
    generally accepted accounting principles           Canadian and United States generally accepted
                                                       accounting principles as they apply to the Company
------------------------------------------------------ -------------------------------------------------------

1.   Interim Financial Statements

     (a)   Basis of Presentation
     The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in TELUS Corporation's annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the TELUS Corporation audited consolidated financial statements for the year ended December 31, 2004. These interim consolidated financial statements follow the same accounting policies and methods of their application as set out in the TELUS Corporation consolidated financial statements for the year ended December 31, 2004, including that certain of the comparative amounts have been reclassified to conform with the presentation adopted currently.


                                    TELUS(R)                                  5

-------------------------------------------------------------------------------
Notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------

     The term "Company" is used to mean TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

     These interim consolidated financial statements reflect subsequent events up to and including November 9, 2005, such date hereinafter referred to as the date of these interim consolidated financial statements.

(b)  Use of Estimates
     As disclosed in the Company's audited financial statements for the year ended December 31, 2004, the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Subsequent to September 30, 2005, the Telecommunications Workers Union and the Company announced that they had reached a tentative agreement that was subject to a ratification vote process, as further discussed in
     Note 14(b). The total of accruals for payroll and other employee related liabilities, which include accruals made in respect of the tentative agreement, are set out in Note 15(b). Differences between the revised estimates made during the three-month period ended September 30, 2005, and the estimates previously recorded in prior interim periods and prior fiscal years are individually immaterial, however, due to the extended period of time that was required to achieve a tentative agreement, they are material in the aggregate.

2.   Accounting Policy Developments

     (a) Earnings per Share
     Possibly commencing in the Company's 2005 fiscal year, proposed amendments to the recommendations of the Canadian Institute of Chartered Accountants ("CICA") for the calculation and disclosure of earnings per share (CICA Handbook Section 3500) may apply to the Company. These proposed amendments, in the Company's specific instance, may result in the diluted earnings per share denominator being adjusted, using the reverse treasury stock method, for the theoretical issuance of shares from treasury to settle obligations arising from the issuance of restricted stock units that have the possibility of equity settlement; for purposes of the calculation the Company will be required to assume that shares will be necessary to settle the obligation, and that the shares will be issued from treasury. Restricted stock units are further described in Note 8(c). The restricted stock units issued by the Company that do not have the possibility of equity settlement will not be affected by these proposed amendments. The Company does not expect to be materially affected by the proposed amendments to the recommendations.

     (b) Non-Monetary Transactions
     Commencing with the Company's 2006 fiscal year, the amended recommendations of the CICA for measurement of non-monetary transactions (CICA Handbook Section 3830) will apply to the Company. The amended recommendations will result in non-monetary transactions normally being measured at their fair values, unless certain criteria are met. The Company's current operations are not materially affected by the amended recommendations.

     (c) Subsequent Events
     Commencing in the Company's 2006 fiscal year, the proposed amended recommendations of the CICA for subsequent events (CICA Handbook Section
     3820) will apply to the Company. The proposed amended recommendations will result in closer harmony with the corresponding requirements of U.S. GAAP. The Company does not expect to be materially affected by the proposed amended recommendations.

     (d) Comprehensive Income
     Commencing with the Company's 2007 fiscal year, the new recommendations of the CICA for accounting for comprehensive income (CICA Handbook Section
     1530), for the recognition and measurement of financial instruments (CICA Handbook Section 3855) and for hedges (CICA Handbook Section 3865) will apply to the Company. In the Company's specific instance, the transitional rules for these sections require implementation at the beginning of a fiscal year; the Company will not be implementing these recommendations in its 2005 fiscal year. The concept of comprehensive income for purposes of Canadian GAAP will be to include changes in shareholders' equity arising from unrealized changes in the values of financial instruments. Comprehensive income as prescribed by U.S. GAAP, and which is disclosed in
     Note 18(i), is largely aligned with comprehensive income as prescribed by Canadian GAAP. In the Company's specific instance, however, there is a difference in other comprehensive income in that U.S. GAAP includes the concept of minimum pension liabilities and Canadian GAAP does not.


                                    TELUS(R)                                  6

-------------------------------------------------------------------------------
Notes to interim consolidated financial statements                  (unaudited)
-------------------------------------------------------------------------------

     (e) Business Combinations
     Commencing with the Company's 2007 fiscal year, the proposed amended recommendations of the CICA for accounting for business combinations will apply to the Company's business combinations, if any, with an acquisition date of January 1, 2007, or later. Whether the Company would be materially affected by the proposed amended recommendations would depend upon the specific facts of the business combinations, if any, occurring on or after January 1, 2007. Generally, the proposed recommendations will result in measuring business acquisitions at the fair value of the acquired entities and a prospectively applied shift from a parent company conceptual view of consolidation theory (which results in the parent company recording the book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording the fair values attributable to non-controlling interests).

3.   Financial Instruments
     During the first quarter of 2005, the Company entered into a hedging relationship that fixes the Company's compensation cost arising from a specific grant of restricted stock units; hedge accounting has been applied to this relationship. Restricted stock units are further described in Note 8(c).

     As at September 30, 2005, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rate on U.S.$52 million of fiscal 2005 and 2006 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the Mobility segment.

     Fair value: The carrying value of cash and temporary investments, accounts receivable, accounts payable, restructuring and workforce reduction accounts payable, dividends payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company's investments accounted for using the cost method would not exceed their fair values.

     The fair values of the Company's long-term debt are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly.

                                                           As at September 30, 2005           As at December 31, 2004
   --------------------------------------------------------------------------------------------------------------------
                                     Hedging item
                                       maximum              Carrying                         Carrying
   (millions)                        maturity date           amount         Fair value       amount         Fair value
   --------------------------------------------------------------------------------------------------------------------
   Assets
     Derivatives(2)(3) used to
      manage changes in
      compensation costs arising
      from restricted
      stock units (Note 8(c))        November 2007         $   10.2          $  19.8          $  2.1            $   6.3
   --------------------------------------------------------------------------------------------------------------------
     Derivatives(2)(3) used to
       manage currency risks
       arising from U.S. dollar
       denominated temporary
       investments                   February 2005         $     --          $    --          $  3.4            $   3.4
   --------------------------------------------------------------------------------------------------------------------

                                    TELUS(R)                                  7


-----------------------------------------------------------------------------------------------------------------------
Notes to interim consolidated financial statements                                                       (unaudited)
-----------------------------------------------------------------------------------------------------------------------


                                                           As at September 30, 2005          As at December 31, 2004
   --------------------------------------------------------------------------------------------------------------------
                                     Hedging item
                                       maximum             Carrying                       Carrying
   (millions)                        maturity date          amount       Fair value       amount           Fair value
   --------------------------------------------------------------------------------------------------------------------

  Liabilities
     Long-term debt
      Principal(1) (Note 12)                           $   6,078.9      $    6,894.3      $   6,345.3      $   7,342.3
      Derivatives(2)(3) used to
        manage interest rate
        and currency risks
        associated with U.S.
        dollar denominated debt
        (Note 15(b))                    June 2011          1,154.9           1,560.5          1,032.6          1,299.5
      Derivatives(2)(4) used to
        manage interest rate
        risk associated with
        Canadian dollar
        denominated debt                June 2006              --                1.4               --              1.3
   --------------------------------------------------------------------------------------------------------------------
                                                       $   7,233.8      $    8,456.2       $  7,377.9      $   8,643.1
   --------------------------------------------------------------------------------------------------------------------
     Derivatives(2)(3) used to
       manage currency risks
       arising from U.S. dollar
       denominated purchases
       - To which hedge
       accounting is applied         March 2006        $       --       $        1.7       $       --      $       2.6
       - To which hedge
       accounting is not applied    December 2005      $       --       $        1.6       $       --      $       2.0
   --------------------------------------------------------------------------------------------------------------------

     (1) The December 31, 2004, carrying amount of long-term debt, for purposes of this table, includes the carrying amount of the convertible debenture conversion option.
     (2) Notional amount of all derivative financial instruments outstanding is $5,403.3 (December 31, 2004 - $5,559.2).
     (3) Designated as cash flow hedging items.
     (4) Designated as fair value hedging items.


                                    TELUS(R)                                  8

--------------------------------------------------------------------------------
Notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------


4. Restructuring and Workforce Reduction Costs

(a) Overview

   Three-month periods ended
   September 30 (millions)                                2005                                        2004
   ---------------------------------------------------------------------------------------------------------------------------
                                                         Programs                                    Operational
                                           Programs      initiated                     Programs      Efficiency
                                           initiated     prior to                      initiated     Program
                                            in 2005         2005          Total         in 2004      (2001-2003)      Total
   ---------------------------------------------------------------------------------------------------------------------------
   Restructuring and workforce
      reduction costs
      Workforce reduction
        Voluntary                          $    0.3      $     --      $    0.3        $     --      $     --      $     --
        Involuntary                             1.1            --           1.1            15.3            --          15.3
      Lease termination                          --            --            --              --            --            --
      Other                                     0.1           0.1           0.2             0.4           0.5           0.9
   ---------------------------------------------------------------------------------------------------------------------------
                                                1.5           0.1           1.6            15.7           0.5          16.2
   ---------------------------------------------------------------------------------------------------------------------------
   Disbursements
      Workforce reduction
        Voluntary (Early Retirement
        Incentive Plan, Voluntary
        Departure Incentive Plan
        and other)                              0.2            --           0.2              --           0.2           0.2
        Involuntary and other                   3.3           3.3           6.6             3.7           4.2           7.9
      Lease termination                          --           0.3           0.3              --           0.8           0.8
      Other                                     0.1           0.1           0.2             0.7           0.2           0.9
   ---------------------------------------------------------------------------------------------------------------------------
                                                3.6           3.7           7.3             4.4           5.4           9.8
   ---------------------------------------------------------------------------------------------------------------------------
   Expenses greater than (less than)
      disbursements                            (2.1)         (3.6)         (5.7)           11.3          (4.9)          6.4
   Restructuring and workforce reduction
      accounts payable and accrued
      liabilities, beginning of period         11.7          45.7          57.4            11.2          68.3          79.5
   ---------------------------------------------------------------------------------------------------------------------------
   Restructuring and workforce reduction
      accounts payable and accrued
      liabilities, end of period           $    9.6      $   42.1      $   51.7        $   22.5      $   63.4      $   85.9
   ===========================================================================================================================


                                 TELUS(R)                                     9

--------------------------------------------------------------------------------
Notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

   Nine-month periods ended
   September 30 (millions)                             2005                                        2004
   ---------------------------------------------------------------------------------------------------------------------------
                                                         Programs                                    Operational
                                           Programs      initiated                     Programs      Efficiency
                                           initiated     prior to                      initiated     Program
                                            in 2005         2005          Total         in 2004      (2001-2003)      Total
   ---------------------------------------------------------------------------------------------------------------------------
  Restructuring and workforce reduction
      costs
      Workforce reduction
        Voluntary                           $   0.6      $     --      $    0.6        $     --      $     --      $     --
        Involuntary                            14.4           0.9          15.3            31.2            --          31.2
      Lease termination                         1.5            --           1.5              --            --            --
      Other                                     0.2           0.8           1.0             0.7           0.9           1.6
   ---------------------------------------------------------------------------------------------------------------------------
                                               16.7           1.7          18.4            31.9           0.9          32.8
   ---------------------------------------------------------------------------------------------------------------------------
   Disbursements
      Workforce reduction
        Voluntary (Early Retirement
        Incentive Plan, Voluntary
        Departure Incentive Plan and other)     0.2           1.9           2.1              --          46.8          46.8
        Involuntary and other                   7.0          26.6          33.6             8.7          27.5          36.2
      Lease termination                         2.8           1.0           3.8              --           3.0           3.0
      Other                                     0.2           0.8           1.0             0.7           1.2           1.9
   ---------------------------------------------------------------------------------------------------------------------------
                                               10.2          30.3          40.5             9.4          78.5          87.9
   ---------------------------------------------------------------------------------------------------------------------------
   Expenses greater than (less than)
      disbursements                             6.5         (28.6)        (22.1)           22.5         (77.6)        (55.1)
   Other                                        3.1            --           3.1              --            --            --
   ---------------------------------------------------------------------------------------------------------------------------
   Increase (decrease) in restructuring
      and workforce reduction accounts
      payable and accrued liabilities           9.6         (28.6)        (19.0)           22.5         (77.6)        (55.1)
   Restructuring and workforce reduction
      accounts payable and accrued
      liabilities, beginning of period           --          70.7          70.7              --         141.0         141.0
   ---------------------------------------------------------------------------------------------------------------------------
   Restructuring and workforce reduction
      accounts payable and accrued
      liabilities, end of period            $   9.6       $  42.1      $   51.7        $   22.5      $   63.4      $   85.9
   ===========================================================================================================================

     (b) Programs Initiated in 2005
     In the first three quarters of 2005, the Company undertook a number of smaller initiatives, such as operational consolidation, rationalization and integrations. These initiatives are aimed to improve the Company's operating and capital productivity.

     The Company's estimate of restructuring and workforce reduction costs in 2005 is expected to be in the range of $20 million to $50 million.

     (c) Programs Initiated Prior to 2005
     Programs initiated in 2004: In the first quarter of 2004, a departmental reorganization was initiated, primarily in the Communications segment information technology resources area, consolidating from 15 locations to two primary locations. This reorganization, which had an implementation cost in 2004 of approximately $12 million, is expected to enable greater efficiencies of scale and effectiveness of program delivery.

     In the third quarter of 2004, a departmental reorganization was initiated in the Communications segment with the merging of two customer-facing business units. The resulting integration and consolidation aimed to improve the Company's competitiveness as well as its operating and capital productivity. This reorganization had an implementation cost in 2004 of approximately $24 million.

     In addition to the foregoing initiatives, the Company had undertaken additional activities in 2004 aimed at improving its operating and capital productivity and competitiveness. These additional activities had a cost in 2004 of approximately $16 million.

     As at September 30, 2005, no future expenses remain to be accrued or recorded under the programs initiated in 2004, but variances from estimates currently recorded may be recorded in subsequent periods.


                                    TELUS(R)                                  10

--------------------------------------------------------------------------------
Notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

     Operational Efficiency Program (2001-2003): In 2001, the Company initiated the phased Operational Efficiency Program aimed at improving the Company's operating and capital productivity and competitiveness. The first phase of the Operational Efficiency Program was to complete merger-related restructuring activities in TELUS Mobility and the reorganization for TELUS Communications. The second phase of the Operational Efficiency Program, which commenced at the beginning of 2002, continued to focus on reducing staff, but also entailed a comprehensive review of enterprise-wide processes to identify capital and operational efficiency opportunities. The third phase of the Operational Efficiency Program, which commenced in the third quarter of 2002, was focused on operationalizing the initiatives identified during the second phase review and included: streamlining of business processes; reducing the TELUS product portfolio and processes that support them; optimizing the use of real estate, networks and other assets; improving customer order management; reducing the scope of corporate support functions; consolidating operational and administrative functions; and consolidating customer contact centres.

     As at September 30, 2005, no future expenses remain to be accrued or recorded under the Operational Efficiency Program (2001-2003), but variances from estimates currently recorded may be recorded in subsequent periods.


5.       Financing Costs

                                                                Three months                           Nine months
   Periods ended September 30 (millions)                  2005                2004               2005             2004
   ---------------------------------------------------------------------------------------------------------------------
   Interest on long-term debt                         $   155.8          $   161.0          $   489.5        $   487.5
   Interest on short-term obligations and other             1.4                0.7                5.2              7.1
   Foreign exchange(1)                                     (0.1)              (0.3)               3.0             (1.0)
   ---------------------------------------------------------------------------------------------------------------------
                                                          157.1              161.4              497.7            493.6
   Interest income
      Interest on tax refunds                              (3.2)                --              (20.7)           (26.0)
      Other interest income                                (9.1)              (2.8)             (25.6)            (7.1)
   ---------------------------------------------------------------------------------------------------------------------
                                                          (12.3)              (2.8)             (46.3)           (33.1)
   ---------------------------------------------------------------------------------------------------------------------
                                                      $   144.8          $   158.6          $   451.4        $   460.5
   =====================================================================================================================

(1) For the three-month and nine-month periods ended September 30, 2005, these amounts include losses (gains) of $(0.2) (2004 - $0.1) and $(0.1) (2004 - $0.8), respectively, in respect of cash flow hedge ineffectiveness; no gains or losses were experienced arising from fair value hedge ineffectiveness.

6.       Income Taxes

                                                                Three months                          Nine months
   Periods ended September 30 (millions)                  2005                2004               2005             2004
   ---------------------------------------------------------------------------------------------------------------------
    Current                                           $   (2.3)             $    5.8         $   (21.0)       $  (77.2)
    Future                                                89.2                  91.4             284.2           281.9
   ---------------------------------------------------------------------------------------------------------------------
                                                     $    86.9              $   97.2         $   263.2        $  204.7
   =====================================================================================================================

     The Company's income tax expense differs from that calculated by applying statutory rates for the following reasons:

   Three-month periods ended September 30 ($ in                   2005                                 2004
      millions)
   ---------------------------------------------------------------------------------------------------------------
    Basic blended federal and provincial tax at
      statutory income tax rates                      $     93.6         33.6%           $    88.8         34.8%
    Change in estimates of available deductible
      differences in prior years                            (1.5)                              --
    Tax rate differential on, and consequential
      adjustments from, reassessment of prior
      year tax issues                                       (0.7)                             (0.3)
    Share option compensation                                1.4                               1.6
    Revaluation of future tax assets and
      liabilities for changes in statutory
      income tax rates                                     (12.8)                             (0.7)
    Other                                                    2.8                               2.3
   ---------------------------------------------------------------------------------------------------------------
                                                            82.8         29.7%                91.7         36.0%
   Large corporations tax                                    4.1                               5.5
   ---------------------------------------------------------------------------------------------------------------
    Income tax expense per Consolidated Statements
      of Income                                       $     86.9         31.2%           $    97.2         38.1%
   ===============================================================================================================


                                 TELUS(R)                                     11

--------------------------------------------------------------------------------
Notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

   Nine-month periods ended September 30 ($ in
      millions)                                                   2005                             2004
   ------------------------------------------------------------------------------------------------------------
    Basic blended federal and provincial tax at
      statutory income tax rates                      $    304.8         34.2%        $    221.7        34.8%
    Change in estimates of available deductible
      differences in prior years                           (37.5)                             --
    Tax rate differential on, and consequential
      adjustments from, reassessment of prior year
      tax issues                                           (12.0)                          (36.1)
    Share option compensation                                3.5                             5.0
    Revaluation of future tax assets and
      liabilities for changes in statutory
      income tax rates                                     (12.8)                           (3.2)
    Other                                                    4.0                             2.7
    -----------------------------------------------------------------------------------------------------------
                                                           250.0         28.1%             190.1        29.8%
   Large corporations tax                                   13.2                            14.6
   ------------------------------------------------------------------------------------------------------------
    Income tax expense per Consolidated Statements
      of Income                                       $    263.2         29.6%        $    204.7        32.1%
   -------------------------------------------------------------------------------------------------------------

7.   Per Share Amounts
     Basic income per Common Share and Non-Voting Share is calculated by dividing Common Share and Non-Voting Share income by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Diluted income per Common Share and Non-Voting Share is calculated to give effect to share options and warrants and shares issuable on conversion of debentures.

     The following tables present the reconciliations of the numerators and denominators of the basic and diluted per share computations.

                                                                Three months                           Nine months
   Periods ended September 30 (millions)                   2005               2004             2005              2004
   ------------------------------------------------------------------------------------------------------------------------
   Net income                                           $    190.1       $    156.6       $    621.8        $    430.2
   Deduct:
     Preference and preferred share dividends                   --              0.1               --               1.8
     Redemption premium on preference and preferred
      shares in excess of amount chargeable to
      contributed surplus                                       --               --               --               2.3
   ------------------------------------------------------------------------------------------------------------------------
   Basic Common Share and Non-Voting Share income            190.1            156.5            621.8             426.1
   Add: Interest charges applicable to convertible
     debentures, net of income tax effects                      --              1.4               --                --
   ------------------------------------------------------------------------------------------------------------------------
   Diluted Common Share and Non-Voting Share income     $    190.1       $    157.9       $    621.8        $    426.1
   =========================================================================================================================

                                                                Three months                           Nine months
   Periods ended September 30 (millions)                   2005               2004             2005              2004
   ------------------------------------------------------------------------------------------------------------------------
   Basic total weighted average Common Shares and
     Non-Voting Shares outstanding                           356.8            355.7            358.3             354.4
    Effect of dilutive securities
     Exercise of share options                                 4.9              2.0              3.8               2.0
     Exercise of warrants (see Note 13(c))                      --              0.3               --               0.3
     Exercise of convertible debentures conversion
     option                                                     --              3.8               --                --
   ------------------------------------------------------------------------------------------------------------------------
    Diluted total weighted average Common Shares
     and Non-Voting Shares outstanding                       361.7            361.8            362.1             356.7
   =========================================================================================================================

     For the three-month and nine-month periods ended September 30, 2005, certain outstanding share options, in the amount of 0.1 million (2004 -
     17.9 million) and 0.4 million (2004 - 18.2 million), respectively, were not included in the computation of diluted income per Common Share and Non-Voting Share because the share options' exercise prices were greater than the average market price of the Common Shares and Non-Voting Shares during the reported periods. Convertible debentures, which were convertible into 3.8 million shares, were not included in the computation of diluted income per Common Share and Non-Voting Share for the nine-month period ended September 30, 2004, as they were antidilutive. The redemption of convertible debentures is further described in Note 12(c).


                                    TELUS(R)                                  12

--------------------------------------------------------------------------------
Notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

8.   Share-Based Compensation

     (a) Details of Share-Based Compensation Expense
     Reflected in the Consolidated Statements of Income as "Operations expense" are the following share-based compensation amounts:

                                              Three months        Nine months
   Periods ended September 30 (millions)     2005     2004        2005     2004
   -----------------------------------------------------------------------------
   Share options                           $  4.1   $  4.7      $ 10.4    $ 14.5
   Other share-based compensation             6.1      3.2        15.0       5.8
   -----------------------------------------------------------------------------
                                           $ 10.2   $  7.9      $ 25.4    $ 20.3
   -----------------------------------------------------------------------------

     (b) Share Options
     Effective January 1, 2004, for purposes of Canadian generally accepted accounting principles, the Company applies the fair value based method of accounting for share-based compensation awards granted to employees. As only share options granted after 2001 are included, the compensation expense arising from share options is not likely to be representative of the effects on reported net income for future years. Share options typically vest over a three-year period and the vesting method of options, which is determined at the date of grant, may be either cliff or graded.

     The weighted average fair value of options granted, and the weighted average assumptions used in the fair value estimation at the time of grant, using the Black-Scholes model, are as follows:

                                              Three months        Nine months
   Periods ended September 30 (millions)     2005     2004        2005     2004
   -----------------------------------------------------------------------------
    Share option fair value
     (per share option)                   $ 13.84   $  7.27   $ 11.33    $  7.74
    Risk free interest rate                  3.5%      4.3%      3.7%       3.9%
    Expected lives (years)                   4.5       4.5       4.5        4.5
    Expected volatility                     40.0%     40.0%     40.0%      40.0%
    Dividend yield                           1.9%      2.6%      2.2%       2.4%
  ------------------------------------------------------------------------------

     (c) Other Share-Based Compensation
     The Company uses restricted stock units as a form of incentive compensation. Each restricted stock unit is equal in value to one Non-Voting Share and the dividends that would have arisen thereon had it been an issued and outstanding Non-Voting Share are recorded as additional restricted stock units during the life of the restricted stock unit. The restricted stock units become payable as they vest over their lives (typically the vesting period is 33 months and the vesting method, which is determined at the date of grant, may be either cliff or graded). The following table presents a summary of the activity related to the Company's restricted stock units.

   Periods ended September 30, 2005            Three months                 Nine months
   ------------------------------------------------------------------------------------------------
                                         Number of      Weighted      Number of      Weighted
                                        restricted      average      restricted      average
                                        stock units      price       stock units      price
   ------------------------------------------------------------------------------------------------
   Outstanding, beginning of period      1,619,879                     998,487
   Issued
      Initial allocation                    45,077      $  44.39        822,589       $ 36.14
      In lieu of dividends                   7,122         47.13         23,429         42.03
   Settled                                    (785)        42.59       (124,854)        34.24
   Forfeited and cancelled                  (9,751)        47.35        (58,109)        47.35
   ------------------------------------------------------------------------------------------------
   Outstanding, end of period            1,661,542                    1,661,542
   ================================================================================================

     With respect to restricted stock units issued in the first quarter of 2005, and which cliff vest in the fourth quarter of 2007, the Company entered into a cash-settled equity forward agreement that fixes the cost to the Company at $40.91 per restricted stock unit in respect of 600,000 restricted stock units. Similarly, in 2004, with respect to restricted stock units issued in the first quarter of 2004, and which cliff vest in the fourth quarter of 2006, the Company entered into a cash-settled equity forward agreement that fixes the cost to the Company at $26.61 per restricted stock unit in respect of 652,550 restricted stock units.


                                    TELUS(R)                                  13

--------------------------------------------------------------------------------
Notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------


   The following is a schedule of vesting of the Company's restricted stock units outstanding as at September 30, 2005:

                                                                   Number of
                                                                  restricted
   Years ending December 31 (millions)                            stock units
   ----------------------------------------------------------------------------
   2005 (balance of year)                                              96,792
   2006                                                               742,121
   2007                                                               822,629
   ----------------------------------------------------------------------------
                                                                    1,661,542
   ============================================================================

9.   Accounts Receivable
     On July 26, 2002, TELUS Communications Inc., a wholly-owned subsidiary of TELUS, entered into an agreement, which was amended September 30, 2002, with an arm's-length securitization trust under which TELUS Communications Inc. is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully-serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. This "revolving-period" securitization agreement has an initial term ending July 18, 2007. TELUS Communications Inc. is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the initial term; at September 30, 2005, the rating was BBB (high). On October 24, 2005, Dominion Bond Rating Service upgraded TELUS Communications Inc.'s credit rating to A (low).

                                                     As at            As at
                                                  September 30,     December 31,
     (millions)                                       2005              2004
    ----------------------------------------------------------------------------
    Total managed portfolio                         $  1,049.0     $  1,021.7
    Securitized receivables                             (181.7)        (181.3)
    Retained interest in receivables sold                 26.2           23.1
    ----------------------------------------------------------------------------
    Receivables held                                $    893.5     $    863.5
    ============================================================================

     For the three-month and nine-month periods ended September 30, 2005, the Company recognized losses of $0.5 million (2004 - $0.2 million) and $1.2 million (2004 - $0.6 million), respectively, on the sale of receivables arising from the securitization.

     Cash flows from the securitization are as follows:
                                                           Three months                           Nine months
   Periods ended September 30 (millions)             2005            2004              2005             2004
   -------------------------------------------------------------------------------------------------------------
   Cumulative proceeds from securitization,
      beginning of period                        $   150.0       $   150.0       $     150.0        $    300.0
   Securitization reduction payments                    --              --                --            (150.0)
   -------------------------------------------------------------------------------------------------------------
   Cumulative proceeds from securitization,
       end of period                             $   150.0       $   150.0       $     150.0        $    150.0
   -------------------------------------------------------------------------------------------------------------
   Proceeds from collections reinvested in
      revolving period securitizations           $   352.8       $   347.3       $   1,067.4        $  1,402.3
   -------------------------------------------------------------------------------------------------------------
   Proceeds from collections pertaining to
      retained interest                          $    58.7       $    57.4       $     171.6        $    257.9
   =============================================================================================================


                                    TELUS(R)                                  14

--------------------------------------------------------------------------------
Notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

10.  Capital Assets

     (a) Capital Assets, Net
                                                                      Accumulated
                                                                    Depreciation and
                                                         Cost         Amortization                Net Book Value
   ----------------------------------------------------------------------------------------------------------------=
                                                                                         As at             As at
                                                                                      September 30,     December 31,
   (millions)                                                                             2005              2004
   ----------------------------------------------------------------------------------------------------------------=
   Property, plant, equipment and other
      Telecommunications assets                     $   17,326.3     $   11,853.2    $    5,473.1      $  5,814.3
      Assets leased to customers                           526.1            448.1            78.0           106.5
      Buildings and leasehold improvements               1,711.2            898.2           813.0           852.6
      Office equipment and furniture                       955.9            698.5           257.4           253.8
      Assets under capital lease                            18.6              5.4            13.2            11.7
      Other                                                324.3            241.4            82.9            91.1
      Land                                                  46.7               --            46.7            46.8
      Assets under construction                            589.1               --           589.1           329.6
      Materials and supplies                                24.2               --            24.2            21.8
   -----------------------------------------------------------------------------------------------------------------
                                                        21,522.4         14,144.8         7,377.6         7,528.2
   -----------------------------------------------------------------------------------------------------------------
   Intangible assets subject to amortization
      Subscriber base                                      362.9            110.8           252.1           268.2
      Software                                           1,149.2            842.0           307.2           388.4
      Access to rights-of-way and other                    118.7             48.9            69.8            80.4
   -----------------------------------------------------------------------------------------------------------------
                                                         1,630.8          1,001.7           629.1           737.0
   -----------------------------------------------------------------------------------------------------------------
   Intangible assets with indefinite lives
      Spectrum licences(1)                               3,983.1          1,018.5         2,964.6           2,955.8
   -------------------------------------------------------------------------------------------------------------------
                                                    $   27,136.3     $   16,165.0    $   10,971.3      $   11,221.0
   ===================================================================================================================

   (1) Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.


   The following table presents items included in capital expenditures.

                                             Three months         Nine months
   Periods ended September 30 (millions)    2005      2004      2005        2004
   -----------------------------------------------------------------------------
   Additions of intangible assets
     - Subject to amortization            $ 30.2    $ 41.9    $ 116.2    $ 130.9
     - With indefinite lives                  --        --        8.8         --
   -----------------------------------------------------------------------------
                                          $ 30.2    $ 41.9    $ 125.0    $ 130.9
   =============================================================================


   The following table presents items included in capital expenditures.

                                             Three months          Nine months
   Periods ended September 30 (millions)    2005      2004        2005      2004
   -----------------------------------------------------------------------------

    Capitalized internal labour costs     $ 31.4    $ 55.6     $ 164.6   $ 177.8
   =============================================================================

   (b) Intangible Assets Subject to Amortization
   Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at September 30, 2005, for each of the next five fiscal years is as follows:


   Years ending December 31 (millions)
   -----------------------------------------------------------------------------
   2005 (balance of year)                                             $     63.4
   2006                                                                    184.0
   2007                                                                     97.3
   2008                                                                     28.1
   2009                                                                      9.4



                                    TELUS(R)                                  15

--------------------------------------------------------------------------------
Notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

11.   Goodwill

   Periods ended September 30, 2005 (millions)       Three months    Nine months
   -----------------------------------------------------------------------------
   Balance, beginning of period                        $  3,150.1    $ 3,126.8
   Goodwill arising from current period acquisitions           --         24.5
   Goodwill arising from contingent consideration
     paid in respect of a prior year's acquisition            7.9          7.9
   Foreign exchange on goodwill of self-sustaining
     foreign operations                                      (1.0)        (2.2)
   -----------------------------------------------------------------------------
   Balance, end of period                              $  3,157.0    $ 3,157.0
   -----------------------------------------------------------------------------

       Ambergris Solutions Inc.: The goodwill addition in the nine-month period ended September 30, 2005, none of which is expected to be deductible for tax purposes, arose from the cash acquisition of an effective 52.5% economic interest in Ambergris Solutions Inc., a business process outsourcing company. The acquisition was effected in two steps: one on February 15, 2005, for an effective 49% economic interest and one on May 13, 2005, for an effective 3.5% economic interest. The initial effective 49% economic interest resulted in the Company controlling Ambergris Solutions Inc. as the Company controlled, but did not wholly-own, an intermediate holding company which, in turn, controlled, but did not wholly-own, Ambergris Solutions Inc. This investment was made with a view to enhancing the Company's competitiveness in contact centre offerings. The primary factor that contributed to a purchase price that resulted in the recognition of goodwill is the low degree of net tangible assets in the industry relative to the market value of established Asian operations. Effective February 15, 2005, Ambergris Solutions Inc.'s results are included in the Company's Consolidated Statements of Income and are included in the Company's Communications segment.

     The following is a summarized balance sheet disclosing the preliminary fair values assigned to each major asset and liability class as at the date of acquisition:

                                                                Operational and
                                                                foreign exchange
                                 February 15,                    adjustments
                                    2005          May 13,       arising between
   (millions)                     purchase     2005 purchase     purchase dates         Total
   ----------------------------------------------------------------------------------------------
   Assets
      Current Assets              $     9.2           0.3         $    (1.1)         $    8.4
   ---------------------------------------------------------------------------------------------
      Capital Assets, Net              10.3           0.5               2.5              13.3
   ---------------------------------------------------------------------------------------------
      Other Assets
        Other                           0.5             -                 -               0.5
        Goodwill                       23.0           1.5                 -              24.5
   ---------------------------------------------------------------------------------------------
                                       23.5           1.5                 -              25.0
   ---------------------------------------------------------------------------------------------
                                  $    43.0       $   2.3         $     1.4          $   46.7
   =============================================================================================
   Liabilities
      Current Liabilities         $     5.5           0.2         $     1.2          $    6.9
      Future Income Taxes               5.3           0.2              (0.1)              5.4
   ----------------------------------------------------------------------------------------------
                                       10.8           0.4               1.1              12.3
   ----------------------------------------------------------------------------------------------
   Non-Controlling Interest             4.7             -               0.3               5.0
   ----------------------------------------------------------------------------------------------
   Purchase Price                      27.5           1.9                 -              29.4
   ----------------------------------------------------------------------------------------------
                                  $    43.0        $  2.3         $     1.4          $   46.7
   ==============================================================================================


                                    TELUS(R)                                  16

--------------------------------------------------------------------------------
Notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

   The following pro forma supplemental information represents certain results of operations as if the business acquisitions had been completed as at the beginning of the periods presented.

   Three-month periods ended September 30 ($ in
   millions except per share amounts)                               2005                                 2004
   ----------------------------------------------------------------------------------------------------------------------------
                                                       As reported        Pro forma(1)       As reported         Pro forma(2)
   Operating revenues                                 $    2,062.8       $    2,062.8       $    1,946.9        $    1,957.8
   Net income                                         $      190.1       $      190.1       $      156.6        $      156.5
   Income per Common Share and Non-Voting Share
      - Basic                                         $       0.53       $       0.53       $       0.44        $       0.44
      - Diluted                                       $       0.53       $       0.53       $       0.43        $       0.43
    ----------------------------------------------------------------------------------------------------------------------------

   Nine-month periods ended September 30 ($ in
   millions except per share amounts)                               2005                                 2004
   ----------------------------------------------------------------------------------------------------------------------------
                                                       As reported        Pro forma(1)       As reported         Pro forma(2)
                                                       As reported        Pro forma(1)       As reported         Pro forma(2)
   Operating revenues                                 $    6,056.0       $    6,060.8       $    5,616.3        $    5,655.1
   Net income                                         $      621.8       $      622.3       $      430.2        $      432.7
   Income per Common Share and Non-Voting Share
      - Basic                                         $       1.74       $       1.74       $       1.20        $       1.21
      - Diluted                                       $       1.72       $       1.72       $       1.19        $       1.20
   ----------------------------------------------------------------------------------------------------------------------------

   (1) Pro forma amounts for 2005 reflect Ambergris Solutions Inc.
   (2) Pro forma amounts for 2004 reflect Ambergris Solutions Inc. and ADCOM, Inc. ADCOM, Inc. was purchased effective November 15, 2004, and its results have been included in the Company's Consolidated Statements of Income effective the same date.


12.   Long-Term Debt

     (a) Details of Long-Term Debt

                                                                                                 As at               As at
   ($ in millions)                                                                            September 30,       December 31,
           Series              Rate of interest                 Maturity                          2005                 2004
   ----------------------------------------------------------------------------------------------------------------------------
   TELUS Corporation Notes
             CA                        7.5%(1)                 June 2006                     $    1,576.4       $    1,574.6
          U.S. (2)                     7.5%(1)                 June 2007                          1,353.8            1,398.6
          U.S. (3)                     8.0%(1)                 June 2011                          2,229.6            2,303.9
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                                  5,159.8            5,277.1
   ----------------------------------------------------------------------------------------------------------------------------
   TELUS Corporation Convertible Debentures
                                      6.75%(1)                 June 2010                               --              141.6
   ----------------------------------------------------------------------------------------------------------------------------
   TELUS Communications Inc. Debentures
             1                       12.00%(1)                 May 2010                              50.0               50.0
             2                       11.90%(1)                 November 2015                        125.0              125.0
             3                       10.65%(1)                 June 2021                            175.0              175.0
             5                        9.65%(1)                 April 2022                           249.0              249.0
             B                        8.80%(1)                 September 2025                       200.0              200.0
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                                    799.0              799.0
    ----------------------------------------------------------------------------------------------------------------------------
   TELUS Communications Inc. First Mortgage Bonds
             U                       11.50%(1)                 July 2010                             30.0               30.0
   ----------------------------------------------------------------------------------------------------------------------------
   TELUS Communications Inc. Medium Term Notes
             1                        7.10%(1)                 February 2007                         70.0               70.0
   ----------------------------------------------------------------------------------------------------------------------------
   Capital leases issued at varying rates of interest from 4.1% to 18.7%
      and maturing on  various dates up to 2013                                                      13.2               10.7
   ----------------------------------------------------------------------------------------------------------------------------
   Other                                                                                              6.9                8.1
   ----------------------------------------------------------------------------------------------------------------------------
   Total debt                                                                                     6,078.9            6,336.5
   Less - current maturities                                                                      1,581.6                4.3
   ----------------------------------------------------------------------------------------------------------------------------
   Long-Term Debt                                                                            $    4,497.3       $    6,332.2
   ============================================================================================================================

   (1) Interest is payable semi-annually.
   (2) Principal face value of notes is U.S.$1,166.5 million (December 31, 2004 - U.S.$1,166.5 million).
   (3) Principal face value of notes is U.S.$1,925.0 million (December 31, 2004 - U.S.$1,925.0 million).


                                    TELUS(R)                                  17

--------------------------------------------------------------------------------
Notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

     (b) TELUS Corporation notes - 7.50%, Series CA, Notes
     In May 2001, the Company issued $1.6 billion of 2006 (Canadian Dollar) Notes at a price of $992.30 per $1,000.00 of principal to the public. The notes may be redeemed at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and nor more than 60 days' prior notice, at a redemption price equal to the greater of (a) the present value of the notes discounted at the Government of Canada yield plus 35 basis points, or (b) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

     During the third quarter of 2002, the Company repurchased 2006 (Canadian Dollar) Notes with a face value of $22.0 million.

     On September 26, 2005, the Company announced its intention to exercise its right, and on October 17, 2005, gave its notice, to early redeem, on December 1, 2005, the remaining $1,578.0 million of 7.50%, Series CA, Notes outstanding. The total redemption consideration is estimated to be $1,609 million, which includes an estimate of approximately $31 million for the redemption premium.

     (c) TELUS Corporation Convertible Debentures
     The 6.75% convertible debentures were unsecured, subordinated obligations of the Company that were to mature on June 15, 2010, and were convertible at the holders' option into Non-Voting Shares of the Company at a rate reflecting a share price of $39.73. The convertible debentures were not redeemable prior to June 15, 2003. Redemption in the period from June 15, 2003, through June 15, 2005, was allowed if the average trading price of the Non-Voting Shares for a defined period exceeds 125% of the conversion price.

     The holder's embedded conversion option was valued using the residual value approach and was presented as a component of shareholders' equity in
     Note 13(a).

     On May 9, 2005, the Company provided notice of redemption for its convertible debentures at par, plus accrued and unpaid interest, for redemption on June 16, 2005. Convertible debenture holders exercised conversion options resulting in $131.7 million of convertible debenture principal being converted into 3,316,047 Non-Voting Shares, as presented in Note 13(b). The conversion option in respect of $17.9 million of convertible debenture principal was not exercised and this principal amount was redeemed on June 16, 2005.

     (d) TELUS Corporation Credit Facilities
     On May 4, 2005, TELUS Corporation entered into a new $1.6 billion bank credit facility with a syndicate of financial institutions. The new credit facilities consist of: i) an $800 million (or U.S. Dollar equivalent) revolving credit facility expiring on May 7, 2008, to be used for general corporate purposes, and ii) an $800 million (or U.S. Dollar equivalent) revolving credit facility expiring on May 4, 2010, to be used for general corporate purposes. These new facilities replaced the Company's existing committed credit facilities prior to the availability termination dates of such facilities.

     TELUS Corporation's new credit facilities are unsecured and bear interest at prime rate, U.S. Dollar Base Rate, a bankers' acceptance rate or London interbank offered rate ("LIBOR") (all such terms as used or defined in the credit facilities), plus applicable margins. The credit facilities contain customary representations, warranties and covenants including two financial quarter end financial ratio tests. The financial ratio tests are that the Company may not permit its long-term debt to operating cash flow ratio to exceed 4.0:1 and may not permit its operating cash flow to interest expense ratio to be less than 2.0:1, each as defined under the credit facilities.

     Continued access to TELUS Corporation's credit facilities is not contingent on the maintenance by TELUS Corporation of a specific credit rating.

     No amounts were drawn under the Company's credit facilities as at September 30, 2005, and December 31, 2004.

     (e) Long-Term Debt Maturities
     Anticipated requirements to meet long-term debt repayments during each of the five years ending December 31 are as follows:

     (millions)                                                         Total(1)
     ---------------------------------------------------------------------------
     2005(2) (balance of year)                                      $    1,579.7
     2006(2)                                                                 9.6
     2007                                                                1,871.3
     2008                                                                    3.3
     2009                                                                    2.5

     (1) Where applicable, repayments reflect hedged foreign exchange rates
     (2) Repayments reflect the Company's announced early redemption of the 7.50%, Series CA, Notes on December 1, 2005 (see (b))


                                    TELUS(R)                                  18

--------------------------------------------------------------------------------
Notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

13.  Shareholders' Equity

     (a) Details of Shareholders' Equity

                                                                                     As at                As at
                                                                                  September 30,        December 31,
   ($ in millions except per share amounts)                                          2005                  2004
   -----------------------------------------------------------------------------------------------------------------
   Convertible debentures conversion option (Note 12(c))                         $         --        $        8.8
   -----------------------------------------------------------------------------------------------------------------
   Preferred equity
        Authorized                         Amount
          First Preferred Shares       1,000,000,000
          Second Preferred Shares      1,000,000,000
   Common equity
      Share capital
        Shares
          Authorized                       Amount
            Common Shares              1,000,000,000
            Non-Voting Shares          1,000,000,000
          Issued
            Common Shares (b)                                                         2,341.1             2,407.5
            Non-Voting Shares (b)                                                     3,595.8             3,426.7
   -----------------------------------------------------------------------------------------------------------------
                                                                                      5,936.9             5,834.2
   -----------------------------------------------------------------------------------------------------------------
      Other
        Options and warrants (c)                                                          6.9                26.9
        Accrual for shares issuable under channel stock incentive plan (d)                 --                 0.8
   -----------------------------------------------------------------------------------------------------------------
                                                                                          6.9                27.7
   -----------------------------------------------------------------------------------------------------------------
      Cumulative foreign currency translation adjustment                                 (6.3)               (2.2)
      Retained earnings                                                               1,013.9             1,008.1
      Contributed surplus (e)                                                           146.8               149.0
   -----------------------------------------------------------------------------------------------------------------
                                                                                      7,098.2             7,016.8
   -----------------------------------------------------------------------------------------------------------------
   Total Shareholders' Equity                                                    $    7,098.2        $    7,025.6
   =================================================================================================================

   (b) Changes in Common Shares and Non-Voting Shares

   Periods ended September 30, 2005                             Three months                      Nine months
   -----------------------------------------------------------------------------------------------------------------
                                                        Number of         Amount          Number of         Amount
                                                         shares         (millions)         shares         (millions)
   -----------------------------------------------------------------------------------------------------------------
   Common Shares
      Beginning of period                              188,187,386    $  2,360.8        192,748,738     $   2,407.5
      Exercise of share options (f)                        328,677          12.1            917,567            29.8
      Purchase of shares for cancellation pursuant
        to normal course issuer bid (g)                 (2,535,100)        (31.8)        (7,604,700)          (95.2)
      Expiration of predecessor share exchange
        privilege (h)                                           --            --            (80,642)           (1.0)
   -----------------------------------------------------------------------------------------------------------------
      End of period                                    185,980,963    $  2,341.1        185,980,963     $   2,341.1
    -----------------------------------------------------------------------------------------------------------------
   Non-Voting Shares
      Beginning of period                              169,244,364    $  3,595.9        165,803,123     $   3,426.7
      Exercise of warrants (c)                             283,274          10.5            561,732            20.8
      Exercise of convertible debenture conversion
        option                                                  --            --          3,316,047           132.9
      Channel stock incentive plan (d)                          --            --             12,225             0.4
      Exercise of share options (f)                      1,478,571          43.6          6,915,709           185.5
      Purchase of shares for cancellation pursuant
        to normal course issuer bid (g)                 (2,549,500)        (54.2)        (8,125,800)         (169.9)
      Expiration of predecessor share exchange
        privilege (h)                                           --            --            (26,327)           (0.6)
   -----------------------------------------------------------------------------------------------------------------
      End of period                                    168,456,709    $  3,595.8        168,456,709     $   3,595.8
   =================================================================================================================


                                    TELUS(R)                                  19

--------------------------------------------------------------------------------
Notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

   (c) Options and Warrants
   Upon its acquisition of Clearnet Communications Inc. ("Clearnet") in 2000, the Company was required to record the intrinsic value of Clearnet options and warrants outstanding at that time. As these options and warrants are exercised, the corresponding intrinsic values are reclassified to share capital. As these options and warrants are forfeited or as they expire, the corresponding intrinsic values are reclassified to contributed surplus. Proceeds arising from the exercise of these options and warrants are credited to share capital.

   Under the terms of the arrangement to acquire Clearnet, effective January 18, 2001, TELUS Corporation exchanged the warrants held by former Clearnet warrant holders. Each warrant entitled the holder to purchase a Non-Voting Share at a price of U.S.$10.00 per share until September 15, 2005.

   (d) Channel Stock Incentive Plan
   The Company initiated the Plan to increase sales of various products and services by providing additional performance-based compensation in the form of Non-Voting Shares. During the first half of 2005, terms of the Plan were amended such that the Non-Voting Shares earned were no longer to be issued from Treasury and, as a result, as at September 30, 2005, Non-Voting Shares earned are no longer accrued as a component of Common Equity.

   (e) Contributed Surplus
   The following table presents a summary of the activity related to the Company's contributed surplus for the three-month and nine-month periods ended September 30, 2005:

   Periods ended September 30, 2005 (millions)                     Three months      Nine months
   ----------------------------------------------------------------------------------------------
   Balance, beginning of period                                     $    144.7        $   149.0
   Share option expense recognized in period (Note 8(a))                   4.1             10.4
   Share option expense reclassified to Non-Voting Share
       capital account upon exercise of share options                     (2.0)           (13.8)
   Unexercised, expired convertible debenture conversion option             --              1.2
   ----------------------------------------------------------------------------------------------
   Balance, end of period                                           $    146.8        $   146.8
   ==============================================================================================

   (f) Share Option Plans
   The Company has a number of share option plans under which directors, officers and other employees receive options to purchase Common Shares and/or Non-Voting Shares at a price equal to the fair market value at the time of grant. Options granted under the plans may be exercised over specific periods not to exceed ten years from the time of grant.

   The following table presents a summary of the activity related to the Company's share options plans for the periods ended September 30.

   Periods ended September 30, 2005               Three months                           Nine months
   ----------------------------------------------------------------------------------------------------------
                                          Number of        Weighted           Number of          Weighted
                                           share         average share          share         average share
                                          options        option price          options         option price
   ----------------------------------------------------------------------------------------------------------
   Outstanding, beginning of period       16,180,545     $      27.62         21,914,760       $   26.07
   Granted                                    21,370            42.70          1,181,685           35.73
   Exercised                              (1,807,248)           29.26         (7,833,276)          24.69
   Forfeited                                 (60,176)           25.12           (787,823)          26.37
   Expired and cancelled                          --               --           (140,855)          41.63
   ----------------------------------------------------------------------------------------------------------
   Outstanding, end of period             14,334,491            27.44         14,334,491           27.44
   ==========================================================================================================

   At September 30, 2005, 1.9 million Common Shares and 22.6 million Non-Voting Shares were reserved for issuance under the share option plans.

   (g) Purchase of Shares for Cancellation Pursuant to Normal Course Issuer Bid The Company purchased, for cancellation, Common Shares and Non-Voting
   Shares pursuant to a normal course issuer bid that runs for a twelve-month period ending December 19, 2005, for up to 14.0 million Common Shares and
   11.5 million Non-Voting Shares. The excess of the purchase price over the average stated value of shares purchased for cancellation was charged to retained earnings. The Company ceases to consider shares outstanding on the date of the Company's purchase of its shares although the actual cancellation of the shares by the transfer agent and registrar occurs on a timely basis on a date shortly thereafter. As at September 30, 2005, 255,000 Common Shares and 253,000 Non-Voting Shares had been purchased and had not yet been cancelled.


                                    TELUS(R)                                  20

--------------------------------------------------------------------------------
Notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------


   Period ended September 30, 2005 ($ in millions)                           Three months
   -----------------------------------------------------------------------------------------------------------------
                                                                                        Purchase price
                                                                          ------------------------------------------
                                                                                                         Charged to
                                                        Number of                      Charged to        retained
                                                         shares             Paid      share capital      earnings
   -----------------------------------------------------------------------------------------------------------------
   Common Shares purchased for cancellation
      Prior to beginning of period                       5,825,311       $   235.8       $  72.8         $ 163.0
      During period                                      2,535,100           117.9          31.8            86.1
   -----------------------------------------------------------------------------------------------------------------
      Cumulative total                                   8,360,411       $   353.7       $ 104.6         $ 249.1
   -----------------------------------------------------------------------------------------------------------------
   Non-Voting Shares purchased for cancellation
      Prior to beginning of period                       7,027,700       $   272.6       $ 145.7         $ 126.9
      During period                                      2,549,500           115.2          54.2            61.0
   -----------------------------------------------------------------------------------------------------------------
      Cumulative total                                   9,577,200       $   387.8       $ 199.9         $ 187.9
   -----------------------------------------------------------------------------------------------------------------
   Common Shares and Non-Voting Shares purchased
      for cancellation
      Prior to beginning of period                      12,853,011       $   508.4       $ 218.5         $ 289.9
      During period                                      5,084,600           233.1          86.0           147.1
   -----------------------------------------------------------------------------------------------------------------
      Cumulative total                                  17,937,611       $   741.5       $ 304.5         $ 437.0
   =================================================================================================================


   Period ended September 30, 2005 ($ in millions)                           Nine months
   -----------------------------------------------------------------------------------------------------------------
                                                                                        Purchase price
                                                                          ------------------------------------------
                                                                                                         Charged to
                                                        Number of                      Charged to        retained
                                                         shares             Paid      share capital      earnings
   -----------------------------------------------------------------------------------------------------------------
   Common Shares purchased for cancellation
      Prior to beginning of period                         755,711       $    27.3       $    9.4       $    17.9
      During period                                      7,604,700           326.4           95.2           231.2
   -----------------------------------------------------------------------------------------------------------------
      Cumulative total                                   8,360,411       $   353.7       $  104.6       $   249.1
   -----------------------------------------------------------------------------------------------------------------
   Non-Voting Shares purchased for cancellation
      Prior to beginning of period                       1,451,400       $    50.7       $   30.0       $    20.7
      During period                                      8,125,800           337.1          169.9           167.2
   -----------------------------------------------------------------------------------------------------------------
      Cumulative total                                   9,577,200       $   387.8       $  199.9       $   187.9
   -----------------------------------------------------------------------------------------------------------------
   Common Shares and Non-Voting Shares purchased
      for cancellation
      Prior to beginning of period                       2,207,111       $    78.0       $   39.4       $    38.6
      During period                                     15,730,500           663.5          265.1           398.4
   -----------------------------------------------------------------------------------------------------------------
      Cumulative total                                  17,937,611       $   741.5       $  304.5       $   437.0
   =================================================================================================================

     (h) Expiration of Predecessor Share Exchange Privilege
     As set out in the Joint Management Proxy Circular of December 8, 1998, holders of BC TELECOM Inc. Common Shares and holders of Alberta-based TELUS Corporation Common Shares had six years to exchange their shares for shares that have become what are now the Company's Common Shares and Non-Voting Shares; such period elapsed on January 31, 2005. The amounts corresponding with the unexchanged shares have been removed from the equity accounts.

     (i) Employee Share Purchase Plan The Company has an employee share purchase plan under which eligible employees can purchase Common Shares through regular payroll deductions by contributing between 1% and 10% of their pay. The Company contributes 45%, for the employee population up to a certain job classification, for every dollar contributed by an employee, to a maximum of 6% of employee pay; for more highly compensated job classifications, the Company contributes 40%. Commencing July 25, 2005 and concluding November 19, 2005, the Company increased its contribution to 100% for all plan participants, other than the executive leadership team, up to 6% of participants' eligible pay. The Company records its contributions as a component of operating expenses.


                                    TELUS(R)                                  21

--------------------------------------------------------------------------------
Notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

                                                 Three months                    Nine months
   Periods ended September 30 (millions)      2005           2004           2005         2004
   ---------------------------------------------------------------------------------------------
   Employee contributions                 $   16.0       $   15.4       $   48.7       $  44.8
   Company contributions                      12.0            6.1           26.0          17.9
   ---------------------------------------------------------------------------------------------
                                          $   28.0       $   21.5       $   74.7       $  62.7
   ---------------------------------------------------------------------------------------------
   Source of Common Shares purchased
      Market purchase                     $   28.0       $    2.4       $   74.7       $  11.5
      Treasury issuance                         --           19.1             --          51.2
   ---------------------------------------------------------------------------------------------
                                          $   28.0       $   21.5       $   74.7       $  62.7
   =============================================================================================

     Under this plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to February 2001 and subsequent to November 1, 2004, all Common Shares issued to employees under the plan were purchased on the market at normal trading prices; in the intervening period, shares were also issued from Treasury.

     (j) Dividend Reinvestment and Share Purchase Plan
     The Company has a Dividend Reinvestment and Share Purchase Plan under which eligible shareholders may acquire Non-Voting Shares through the reinvestment of dividends and additional optional cash payments. Excluding Non-Voting Shares purchased by way of additional optional cash payments, the Company, at its discretion, may offer the Non-Voting Shares at up to a 5% discount from the market price. During the nine-month period ended September 30, 2005, the Company did not offer Non-Voting Shares at a discount. Shares purchased through optional cash payments are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year.

     Under this Plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to July 1, 2001, when the acquisition of shares from Treasury commenced, all Non-Voting Shares were acquired in the market at normal trading prices; acquisition in the market at normal trading prices recommenced on January 1, 2005.

     New Canadian securities regulations that came into effect on September 14, 2005, affected dividend reinvestment plans of all companies in Canada. The Company has sought regulatory clarification and is assessing the need to amend its Plan to reflect the changes required by the new regulations. As an interim measure and pending regulatory clarification or relief, the Company has amended the Plan to temporarily suspend those aspects that are prohibited by the new regulations, including the reinvestment of Common Share dividends to purchase Non-Voting Shares.

     In respect of Common Share and Non-Voting Share dividends declared during the three-month and nine-month periods ended September 30, 2005, $0.8 million (2004 - $13.6 million) and $4.8 million (2004 - $26.9 million), respectively, was to be reinvested in Non-Voting Shares.

14.  Commitments and Contingent Liabilities

     (a) CRTC Decisions 2002-34 and 2002-43 Deferral Accounts
     On May 30, 2002, and on July 31, 2002, the Canadian Radio-television and Telecommunications Commission ("CRTC") issued Decisions 2002-34 and 2002-43, respectively, and introduced the concept of a deferral account. The Company must make significant estimates and assumptions in respect of the deferral accounts given the complexity and interpretation required of Decisions 2002-34 and 2002-43. Accordingly, the Company estimates, and records, a liability, $148.0 million as at September 30, 2005 (December 31, 2004 - $128.7 million), to the extent that activities it has undertaken, other qualifying events and realized rate reductions for Competitor Services do not extinguish it. Management is required to make estimates and assumptions in respect of the offsetting nature of these items. If the CRTC, upon its annual review of the Company's deferral account, disagrees with management's estimates and assumptions, the CRTC may adjust the deferral account balance and such adjustment may be material.

     On March 24, 2004, the CRTC issued Telecom Public Notice CRTC 2004-1 "Review and disposition of the deferral accounts for the second price cap period" which initiated a public proceeding inviting proposals on the disposition of the amounts accumulated in the incumbent local exchange carriers' deferral accounts during the first two years of the second price cap period. The Company is uncertain when the CRTC will make its determination on this proceeding.

     Due to the Company's use of the liability method of accounting for the deferral account, the CRTC Decision 2005-6, as it relates to the Company's provision of Competitor Digital Network services, is not expected to affect the Company's revenues. To the extent that the CRTC Decision 2005-6 requires the Company to provide discounts on Competitor Digital Network services, both for current and prior periods, the Company draws down the deferral account by an


                                    TELUS(R)                                  22

--------------------------------------------------------------------------------
Notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

     offsetting amount. For the three-month and nine-month periods ended September 30, 2005, the Company drew down the deferral account by $11.1 million and $40.9 million, respectively, in respect of discounts on Competitor Digital Network services.

     (b) Labour Negotiations
     In 2000, TELUS commenced collective bargaining with the Telecommunications Workers Union for a new collective agreement replacing the multiple legacy agreements from BC TELECOM and Alberta-based TELUS. This is the first round of collective bargaining since the merger of BC TELECOM and TELUS Alberta and the Company's aim is to replace the legacy collective agreements with a single collective agreement for the new bargaining unit.

     The following is a chronology of the major events during the current collective bargaining process:

     o During the fourth quarter of 2002, the Company's application requesting the appointment of a federal conciliator was granted. In the first quarter of 2004, the extended conciliation process, that included a global review of all outstanding issues, concluded and the outstanding issues were not resolved.
     o On January 15, 2004, the Federal Minister of Labour appointed the two conciliators as mediators to continue to work with the Company and the Telecommunications Workers Union towards a possible resolution.
     o On January 28, 2004, the Canada Industrial Relations Board ruled that the Company must make an offer of binding arbitration to the Telecommunications Workers Union to settle the collective agreement between the parties.
     o On May 21, 2004, the Canada Industrial Relations Board declared TELE-MOBILE COMPANY and TELUS Communications Inc. a single employer for labour relations purposes. It was additionally determined that the Mobility segment's non-unionized team members, predominantly located in Ontario and Quebec, performing work similar to their unionized Mobility segment counterparts in British Columbia and Alberta, should be included in the Telecommunications Workers Union bargaining unit without a representational vote.
     o On December 16, 2004, the judicial review of the decision declaring TELE-MOBILE COMPANY and TELUS Communications Inc. a single employer for labour relations purposes sought by TELE-MOBILE COMPANY and TELUS Communications Inc. was dismissed by the Federal Court of Appeal.
     o On February 2, 2005, the Canada Industrial Relations Board reversed the decision that placed the parties in binding arbitration.
     o On April 13, 2005, the Company tabled a comprehensive offer to the Telecommunications Workers Union to settle the collective agreement.
     o On April 18, 2005, the Company delivered first notice of lockout to the Telecommunications Workers Union. That notice, effective April 25, 2005, included the following measures: the suspension of grievance and arbitration processes, joint Union management committees, scheduling of accumulated time off, payment for the first day of sickness absence and the deferral of wage progression increases and increases in vacation entitlements.
     o On June 14, 2005, the Company updated, by way of addendum, its comprehensive offer to the Telecommunications Workers Union to settle the collective agreement.
     o On June 24, 2005, the Company rejected the counter proposal that the Telecommunications Workers Union had made in response to the Company's April 13, 2005, comprehensive offer.
     o On June 30, 2005, a subsequent application to the Supreme Court of Canada seeking leave to appeal the declaration of TELE-MOBILE COMPANY and TELUS Communications Inc. being a single employer for labour relations purposes was denied.
     o On July 12, 2005, the Company announced an implementation strategy of the comprehensive offer of settlement with certain terms coming into effect on July 22, 2005.
     o On July 21, 2005, the Telecommunications Workers Union then commenced a full-scale strike throughout British Columbia and Alberta.
     o On July 22, 2005, the Company commenced implementing the comprehensive offer of settlement.
     o On July 25, 2005, the Federal Court of Appeal dismissed the Telecommunications Workers Union appeal application seeking reinstatement of binding arbitration, and in so doing, confirmed the Canada Industrial Relations Board's decision of February 2, 2005, that collective bargaining was the preferred method of achieving settlement.
     o On September 27, 2005, negotiations betwen the Telecommunications Workers Union and the Company resumed.
     o On October 10, 2005, the Telecommunications Workers Union and the Company announced that they had reached a tentative agreement that included the terms of a five-year collective agreement that was to be submitted to the Telecommunications Workers Union members for ratification. The Telecommunications Workers Union Executive Council and Bargaining Committee had both recommended acceptance of the tentative agreement.
     o On October 30, 2005, the Telecommunications Workers Union announced that its members voted 50.3%, representing a difference of 53 votes, to reject the tentative agreement and, as a result, the work stoppage continued.


                                    TELUS(R)                                  23

--------------------------------------------------------------------------------
Notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

     o On November 6, 2005, the Telecommunications Workers Union and the Company announced that they had reached a second tentative agreement that included the terms of a five-year collective agreement that was to be submitted to the Telecommunications Workers Union members for ratification. The Telecommunications Workers Union Executive Council and Bargaining Committee had both recommended aceptance of the tentative agreement. Ratification voting is to be done by a mail-in balloting process and the vote result is expected to be counted and announced on November 16, 2005

     o Incremental expenses during the three-month period ended September 30, 2005, that arose from emergency operations procedures included management reassignments, paid overtime, third party security and contractor costs, travel and accommodation. These incremental expenses exceeded cost savings, such as those arising from lower compensation expenses for employees who stayed off work and adjustments to accruals for payroll and other employee related liabilities, by approximately $65 million.

     (c) Guarantees
     Canadian generally accepted accounting principles require the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a "worst-case scenario" and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events. In the normal course of its operations, the Company enters into obligations that GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company.

        Performance guarantees: Performance guarantees contingently require a guarantor to make payments to a guaranteed party based on a third party's failure to perform under an obligating agreement. TELUS provides sales price guarantees in respect of employees' principal residences as part of its employee relocation policies. In the event that the Company is required to honour such guarantees, it purchases (for immediate resale) the property from the employee.

     The Company has guaranteed third parties' financial obligations as part of a facility naming rights agreement. The guarantees, in total, run through to August 31, 2008, on a declining-balance basis and are of limited recourse.

     As at September 30, 2005, the Company has no liability recorded in respect of the aforementioned performance guarantees.

        Financial guarantees: In conjunction with its 2001 exit from the equipment leasing business, the Company provided a guarantee to a third party with respect to certain specified telecommunication asset and vehicle leases. If the lessee were to default, the Company would be required to make a payment to the extent that the realized value of the underlying asset is insufficient to pay out the lease; in some instances, the Company could be required to pay out the lease on a gross basis and realize the underlying value of the leased asset itself. As at September 30, 2005, the Company has a liability of $1.0 million (December 31, 2004 - $1.0 million) recorded in respect of these lease guarantees.

     The following table quantifies the maximum undiscounted guarantee amounts as at September 30, 2005, without regard for the likelihood of having to make such payment.

                                   Performance         Financial
    (millions)                     guarantees(1)     guarantees(1)       Total
    ----------------------------------------------------------------------------
    2005 (balance of year)           $   3.6          $     1.7         $   5.3
    2006                                 1.5                1.5             3.0
    2007                                 1.0                0.8             1.8
    2008                                 0.5                0.3             0.8
    2009                                  --                 --              --

   (1) Annual amounts for performance guarantees and financial guarantees include the maximum guarantee amounts during any year of the term of the guarantee.

         Indemnification obligations: In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The term of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

     In connection with its 2001 disposition of TELUS' directory business, the Company agreed to bear a proportionate share of the new owner's increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company's proportionate share would be 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred.

     As at September 30, 2005, the Company has no liability recorded in respect of indemnification obligations.


                                    TELUS(R)                                  24

--------------------------------------------------------------------------------
Notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

     (d)  Claims and Lawsuits
          General: A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position, excepting the items enumerated following.

          Pay equity: On December 16, 1994, the Telecommunications Workers Union filed a complaint against BC TEL, a predecessor of TELUS Communications Inc., with the Canadian Human Rights Commission, alleging that wage differences between unionized male and female employees in British Columbia were contrary to the equal pay for work of equal value provisions in the Canadian Human Rights Act. In December 1998, the Canadian Human Rights Commission advised that it would commence an investigation of the Telecommunications Workers Union complaint. In February 2003, the Canadian Human Rights Commission offered to mediate a settlement of the complaint, but the Company declined the offer. The Canadian Human Rights Commission referred the complaint to conciliation under the Canadian Human Rights Act and appointed a conciliator to assist in settling the complaint. The complaint was not resolved through conciliation and it was referred back to the Canadian Human Rights Commission in December 2004. The Canadian Human Rights Commission has since decided to resume its investigation of the complaint. The Company believes that it has good defences to the Telecommunications Workers Union's complaint and has taken the position that it should be dismissed. As a term of the tentative agreement reached on November 6, 2005, between the Telecommunications Workers Union and the Company, and subject to positive ratification of that agreement and acceptance by the Canadian Human Rights Commission of the settlement and closure of its file on this complaint, the parties have agreed to settle this complaint without any admission of liability on the basis that the Company will establish a pay equity fund of $10 million to be paid out during the term of the new collective agreement and the Telecommunications Workers Union will withdraw and discontinue this complaint. Should the tentative agreement not be ratified, or the Canadian Human Rights Commission refuse consent or the complaint continue for any other reason and its ultimate resolution differ from management's assessment and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

          TELUS Corporation Pension Plan and TELUS Edmonton Pension Plan: Two statements of claim were filed in the Alberta Court of Queen's Bench on December 31, 2001, and January 2, 2002, respectively, by plaintiffs alleging to be either members or business agents of the Telecommunications Workers Union. In one action, the three plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Corporation Pension Plan and in the other action, the two plaintiffs allege to be suing on behalf of all current or future beneficiaries of the TELUS Edmonton Pension Plan. The statement of claim in the TELUS Corporation Pension Plan related action named the Company, certain of its affiliates and certain present and former trustees of the TELUS Corporation Pension Plan as defendants, and claims damages in the sum of $445 million. The statement of claim in the TELUS Edmonton Pension Plan related action named the Company, certain of its affiliates and certain individuals who are alleged to be trustees of the TELUS Edmonton Pension Plan and claims damages in the sum of $15.5 million. On February 19, 2002, the Company filed statements of defence to both actions and also filed notices of motion for certain relief, including an order striking out the actions as representative or class actions. On May 17, 2002, the statements of claim were amended by the plaintiffs and include allegations, inter alia, that benefits provided under the TELUS Corporation Pension Plan and the TELUS Edmonton Pension Plan are less advantageous than the benefits provided under the respective former pension plans, contrary to applicable legislation, that insufficient contributions were made to the plans and contribution holidays were taken and that the defendants wrongfully used the diverted funds, and that administration fees and expenses were improperly deducted. The Company filed statements of defence to the amended statements of claim on June 3, 2002. The Company believes that it has good defences to the actions. As a term of the tentative agreement reached on November 6, 2005, between the Telecommunications Workers Union and the Company and subject to positive ratification of that agreement, the Telecommunications Workers Union has agreed to not provide any direct or indirect financial or other assistance to the plaintiffs in these actions and to communicate to the plaintiffs the Telecommunications Workers Union's desire and recommendation that these proceedings be dismissed or discontinued. Should the tentative agreement not be ratified or the lawsuits continue because of the actions of the court, the plaintiffs or for any other reason, and their ultimate resolution differ from management's assessment and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

          Uncertified class action: A class action was brought August 9, 2004, under the Class Actions Act (Saskatchewan), against a number of past and present wireless service providers including the Company. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. The class has not been certified. The Company believes that it has good defences to the action.

     Similar proceedings have been filed by, or on behalf of, plaintiffs' counsel in other provincial jurisdictions, but will not proceed until the Saskatchewan action has been decided.

     Should the ultimate resolution of this action differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.


                                    TELUS(R)                                  25

--------------------------------------------------------------------------------
Notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

15. Additional Financial Information

   (a) Income Statement

                                                                Three months                           Nine months
   Periods ended September 30 (millions)                   2005               2004               2005                2004
   ----------------------------------------------------------------------------------------------------------------------------
   Advertising expense                                $       44.5       $       35.7       $      124.8        $      103.0
   ----------------------------------------------------------------------------------------------------------------------------


   (b) Balance Sheet

                                                                                                 As at               As at
                                                                                             September 30,        December 31,
   (millions)                                                                                    2005                 2004
   ----------------------------------------------------------------------------------------------------------------------------
   Accounts receivable
      Customer accounts receivable                                                          $      734.4        $      727.0
      Accrued receivables - customer                                                               103.0               114.1
      Allowance for doubtful accounts                                                              (64.5)              (69.3)
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                                   772.9               771.8
      Accrued receivables - other                                                                  112.9                81.7
      Other                                                                                          7.7                10.0
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                            $      893.5        $      863.5
   ----------------------------------------------------------------------------------------------------------------------------
   Prepaid expense and other
      Prepaid expenses                                                                      $      133.1        $      101.4
      Deferred customer activation and installation costs                                           62.3                76.2
      Other                                                                                         16.4                 5.8
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                            $      211.8        $      183.4
   ----------------------------------------------------------------------------------------------------------------------------
   Deferred charges
      Recognized transitional pension assets and pension plan
        contributions in excess of charges to income                                        $      655.7        $      556.7
      Deferred customer activation and installation costs                                          100.9                94.4
      Cost of issuing debt securities, less amortization                                            26.4                32.1
      Other                                                                                         32.0                21.2
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                            $      815.0        $      704.4
   ----------------------------------------------------------------------------------------------------------------------------
   Accounts payable and accrued liabilities
      Accrued liabilities                                                                   $      455.4        $      409.1
      Payroll and other employee-related liabilities                                               491.5               535.4
      Asset retirement obligations                                                                   3.1                 3.1
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                                   950.0               947.6
      Trade accounts payable                                                                       273.0               313.0
      Interest payable                                                                             202.2                65.0
      Other                                                                                         46.1                37.0
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                            $    1,471.3        $    1,362.6
   ----------------------------------------------------------------------------------------------------------------------------
   Advance billings and customer deposits
      Advance billings                                                                      $      307.2        $      294.4
      CRTC Decisions 2002-34 and 2002-43 deferral accounts (Note 14(a))                            148.0               128.7
      Deferred customer activation and installation fees                                            66.8                79.6
      Customer deposits                                                                             23.1                28.8
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                            $      545.1        $      531.5
   ----------------------------------------------------------------------------------------------------------------------------
   Other Long-Term Liabilities
      Deferred hedging liability                                                            $    1,154.9        $    1,032.6
      Pension and other post-retirement liabilities                                                182.8               172.8
      Deferred gain on sale-leaseback of buildings                                                  83.5                98.7
      Deferred customer activation and installation fees                                           100.9                94.4
      Asset retirement obligations                                                                  19.2                19.2
      Other                                                                                        101.4                88.4
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                            $    1,642.7        $    1,506.1
   ============================================================================================================================



                                    TELUS(R)                                  26

--------------------------------------------------------------------------------
Notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

   (c)   Supplementary Cash Flow Information

                                                                 Three months                           Nine months
   Periods ended September 30 (millions)                   2005               2004               2005                2004
   ----------------------------------------------------------------------------------------------------------------------------
   Net change in non-cash working capital
      Accounts receivable                             $      (47.2)      $      (14.9)      $      (20.5)       $      (91.3)
      Income and other taxes receivable                       (4.3)              17.1              (17.8)              109.6
      Inventories                                             26.9               12.0               31.2                38.8
      Prepaid expenses and other                              47.6               39.5              (28.4)              (50.1)
      Accounts payable and accrued liabilities                12.7              131.3              105.7                60.2
      Advance billings and customer deposits                  (1.3)              17.7               13.6                40.5
   ----------------------------------------------------------------------------------------------------------------------------
                                                      $       34.4       $      202.7       $       83.8        $      107.7
   ============================================================================================================================


16.   Employee Future Benefits

      (a) Defined Benefit Plans

      The Company's net defined benefit plan costs were as follows:

   Three-month periods ended
   September 30 (millions)                                  2005                                        2004
   -------------------------------------------------------------------------------    ----------------------------------------
                                           Incurred      Matching      Recognized      Incurred      Matching      Recognized
                                           in period     adjustments(1) in period      in period     adjustments(1)in period
   ---------------------------------------------------------------------------------------------------------------------------
   Pension benefit plans
      Current service cost                 $   17.0      $     --      $   17.0        $   17.6      $     --      $   17.6
      Interest cost                            79.9            --          79.9            78.1            --          78.1
      Return on plan assets                  (300.0)        201.9         (98.1)          (13.4)        (79.9)        (93.3)
      Past service costs                         --           0.2           0.2              --           0.1           0.1
      Actuarial loss (gain)                     5.1            --           5.1             6.2            --           6.2
      Valuation allowance provided
        against accrued benefit asset            --           6.4           6.4              --           6.4           6.4
      Amortization of transitional asset         --         (11.2)        (11.2)             --         (11.2)        (11.2)
   ---------------------------------------------------------------------------------------------------------------------------
                                           $ (198.0)     $  197.3      $   (0.7)       $   88.5      $  (84.6)     $    3.9
   ===========================================================================================================================
   (1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.


   Nine-month periods ended
   September 30 (millions)                                  2005                                        2004
   -------------------------------------------------------------------------------    ----------------------------------------
                                           Incurred      Matching      Recognized      Incurred      Matching      Recognized
                                           in period     adjustments(1) in period      in period     adjustments(1)in period
   ---------------------------------------------------------------------------------------------------------------------------
   Pension benefit plans
      Current service cost                 $   51.2      $     --      $   51.2        $   52.8      $     --      $   52.8
      Interest cost                           239.6            --         239.6           234.3            --         234.3
      Return on plan assets                  (608.1)        313.9        (294.2)         (221.1)        (58.7)       (279.8)
      Past service costs                         --           0.5           0.5              --           0.5           0.5
      Actuarial loss (gain)                    15.2            --          15.2            18.5            --          18.5
      Valuation allowance provided
        against accrued benefit asset            --          19.1          19.1              --          19.1          19.1
      Amortization of transitional asset         --         (33.6)        (33.6)             --         (33.6)        (33.6)
   ---------------------------------------------------------------------------------------------------------------------------
                                           $ (302.1)     $  299.9      $   (2.2)       $   84.5      $  (72.7)     $   11.8
   ===========================================================================================================================
   (1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.



                                    TELUS(R)                                  27

--------------------------------------------------------------------------------
Notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

   Three-month periods ended
   September 30 (millions)                                  2005                                        2004
   -------------------------------------------------------------------------------    ----------------------------------------
                                           Incurred      Matching      Recognized      Incurred      Matching      Recognized
                                           in period     adjustments(1) in period      in period     adjustments(1)in period
   ---------------------------------------------------------------------------------------------------------------------------
   Other benefit plans
      Current service cost                 $    0.8      $      --      $    0.8        $    1.2      $     --      $    1.2
      Interest cost                             0.5             --           0.5             0.8            --           0.8
      Return on plan assets                    (0.6)            --          (0.6)           (0.7)           --          (0.7)
      Actuarial loss (gain)                    (0.6)            --          (0.6)           (0.3)           --          (0.3)
      Amortization of transitional
        obligation                               --            0.2           0.2              --           0.2           0.2
   ---------------------------------------------------------------------------------------------------------------------------
                                           $    0.1      $     0.2      $    0.3        $    1.0      $    0.2      $    1.2
   ===========================================================================================================================

     (1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

   Nine-month periods ended
   September 30 (millions)                                  2005                                        2004
   -------------------------------------------------------------------------------    ----------------------------------------
                                           Incurred      Matching      Recognized      Incurred      Matching      Recognized
                                           in period     adjustments(1) in period      in period     adjustments(1)in period
   ---------------------------------------------------------------------------------------------------------------------------
   Other benefit plans
      Current service cost                 $    4.5      $     --      $    4.5        $    3.6      $     --      $    3.6
      Interest cost                             1.4            --           1.4             2.5            --           2.5
      Return on plan assets                    (1.8)         (0.1)         (1.9)           (2.0)           --          (2.0)
      Actuarial loss (gain)                    (1.7)           --          (1.7)           (1.1)           --          (1.1)
      Amortization of transitional
        obligation                               --           0.6           0.6              --           0.6           0.6
   ---------------------------------------------------------------------------------------------------------------------------
                                           $    2.4      $    0.5      $    2.9        $    3.0      $    0.6      $    3.6
   ===========================================================================================================================
   (1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

    (b) Employer Contributions
    The best estimate of fiscal 2005 employer contributions to the Company's defined benefit pension plan has been revised to approximately $115 million (the best estimate at December 31, 2004, was $105.9 million).

    (c) Defined Contribution Plans
    The Company's total defined contribution pension plan costs recognized were as follows:

                                                             Three months                Nine months
    Periods ended September 30 (millions)               2005           2004          2005            2004
   ---------------------------------------------------------------------------------------------------------
    Union pension plan and public service pension
      plan contributions                              $   4.1      $   10.2       $   23.8        $  29.5
    Other defined contribution pension plans              4.1           2.6           11.2           10.7
   ---------------------------------------------------------------------------------------------------------
                                                      $   8.2      $   12.8       $   35.0        $  40.2
   =========================================================================================================



                                    TELUS(R)                                  28

--------------------------------------------------------------------------------
Notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

17.  Segmented Information
     The Company's reportable segments, which are used to manage the business, are Communications and Mobility. The Communications segment includes voice local, voice long distance, data and other telecommunication services excluding wireless. The Mobility segment includes digital personal communications services and wireless Internet services. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, and the distribution channels used. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties. The following segmented information is regularly reported to the Company's chief operating decision maker.

   Three-month periods
   ended September 30            Communications              Mobility                Eliminations             Consolidated
   (millions)                  2005        2004         2005        2004          2005        2004         2005        2004
   ----------------------------------------------------------------------------------------------------------------------------
   External revenue         $1,198.6    $1,199.9      $  864.2    $  747.0      $    --          --        $2,062.8    $1,946.9
   Intersegment revenue         23.6        24.9           5.7         5.0        (29.3)      (29.9)             --          --
   ----------------------------------------------------------------------------------------------------------------------------
   Total operating revenue   1,222.2     1,224.8         869.9       752.0        (29.3)      (29.9)        2,062.8     1,946.9
   Operations expense          794.5       714.2         456.3       428.5        (29.3)      (29.9)        1,221.5     1,112.8
   Restructuring and
      work-force
      reduction costs            1.6        16.2            --          --           --          --             1.6        16.2
   ----------------------------------------------------------------------------------------------------------------------------
   EBITDA(1)                 $ 426.1     $ 494.4      $  413.6    $  323.5      $    --     $    --        $  839.7    $  817.9
   ----------------------------------------------------------------------------------------------------------------------------
   CAPEX(2)                  $ 176.5     $ 216.4      $   86.5    $  103.4      $    --     $    --        $  263.0    $  319.8
   ----------------------------------------------------------------------------------------------------------------------------
   EBITDA less CAPEX         $ 249.6     $ 278.0      $  327.1    $  220.1      $    --     $    --        $  576.7    $  498.1
   ----------------------------------------------------------------------------------------------------------------------------


   Nine-month periods
   ended September 30           Communications              Mobility                Eliminations             Consolidated
   (millions)                  2005        2004         2005        2004          2005        2004         2005        2004
   ----------------------------------------------------------------------------------------------------------------------------
   External revenue         $3,637.3    $3,560.0      $2,418.7    $2,056.3      $    --     $    --        $6,056.0    $5,616.3
   Intersegment revenue         67.4        72.0          17.2        15.2        (84.6)      (87.2)             --          --
   ----------------------------------------------------------------------------------------------------------------------------
   Total operating revenue   3,704.7     3,632.0       2,435.9     2,071.5        (84.6)      (87.2)        6,056.0     5,616.3
   Operations expense        2,242.9     2,132.7       1,318.4     1,214.0        (84.6)      (87.2)        3,476.7     3,259.5
   Restructuring and
      work-force
      reduction costs           18.4        32.8            --          --           --          --            18.4        32.8
   ----------------------------------------------------------------------------------------------------------------------------
   EBITDA(1)                $1,443.4    $1,466.5      $1,117.5    $  857.5      $    --     $    --        $2,560.9    $2,324.0
   ----------------------------------------------------------------------------------------------------------------------------
   CAPEX(2)                  $ 684.0     $ 743.5      $  260.9    $  232.1      $    --     $    --        $  944.9    $  975.6
   ----------------------------------------------------------------------------------------------------------------------------
   EBITDA less CAPEX         $ 759.4     $ 723.0      $  856.6    $  625.4      $    --     $    --        $1,616.0    $1,348.4
   ----------------------------------------------------------------------------------------------------------------------------

(1) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is a non-GAAP measure and is defined by the Company as operating revenues less operations expense and restructuring and workforce reduction costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.
(2)  Total capital expenditures ("CAPEX").


                                    TELUS(R)                                  29

--------------------------------------------------------------------------------
Notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------


18. Differences between Canadian and United States Generally Accepted Accounting Principles

     The consolidated financial statements have been prepared in accordance with Canadian GAAP. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States except as summarized below. Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income of the Company:

                                                                Three months                           Nine months
   Periods ended September 30 (millions except per
      share amounts)                                       2005               2004               2005                2004
   ----------------------------------------------------------------------------------------------------------------------------
   Net income in accordance with Canadian GAAP         $     190.1        $     156.6        $     621.8          $    430.2
   Adjustments:
      Operating expenses
        Operations (b)                                        (0.1)               0.5               (2.3)                1.8
        Depreciation (c)                                        --                 --                 --                 6.5
        Amortization of intangible assets (d)                (20.5)             (20.5)             (61.4)              (61.4)
      Financing costs (f)                                      0.6                2.1                5.1                 6.2
      Accounting for derivatives (g)                          (3.3)              (4.5)               1.4                (4.3)
      Taxes on the above adjustments (h)                       9.8                9.3               24.8                22.6
      Change in statutory income tax rates
        substantively enacted, but not enacted (h)           (15.1)                --              (15.1)                 --
   ----------------------------------------------------------------------------------------------------------------------------
   Net income in accordance with U.S. GAAP                   161.5              143.5              574.3               401.6
   Other comprehensive income (loss) (i)
      Foreign currency translation adjustment                 (2.2)              (1.9)              (4.1)               (0.3)
      Change in unrealized fair value of
        derivatives designated as cash flow hedges           (23.8)             (14.7)            (135.0)              (29.8)
      Change in minimum pension liability                     (0.7)              (0.6)              (2.0)               (1.7)
   ----------------------------------------------------------------------------------------------------------------------------
                                                             (26.7)             (17.2)            (141.1)              (31.8)
   ----------------------------------------------------------------------------------------------------------------------------
   Comprehensive income in accordance with U.S. GAAP   $     134.8        $     126.3        $     433.2         $     369.8
   ----------------------------------------------------------------------------------------------------------------------------
   Net income in accordance with U.S. GAAP per
      Common Share and Non-Voting
      - Basic                                          $      0.45        $      0.40        $      1.60         $      1.12
      - Diluted                                        $      0.45        $      0.40        $      1.59         $      1.12


     The following is an analysis of retained earnings (deficit) reflecting the application of U.S. GAAP:

                                                                                                       Nine months
   Periods ended September 30 (millions)                                                         2005                2004
   ----------------------------------------------------------------------------------------------------------------------------
   Retained Earnings under Canadian GAAP                                                    $    1,013.9        $      983.0
      Adjustments:
        Purchase versus Pooling Accounting                                                      (1,690.4)           (1,618.7)
        Amortization of additional goodwill on Clearnet purchase                                    (7.9)               (7.9)
        Share-based compensation                                                                    54.6                39.6
        Accounting for derivatives                                                                  (2.1)               (2.9)
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                                (1,645.8)           (1,589.9)
   ----------------------------------------------------------------------------------------------------------------------------
   Retained Earnings under U.S. GAAP                                                        $     (631.9)       $     (606.9)
   ----------------------------------------------------------------------------------------------------------------------------
   Schedule of Retained Earnings under U.S. GAAP
      Balance at beginning of period                                                        $     (590.2)       $     (844.7)
      Net income in accordance with U.S. GAAP                                                      574.3               401.6
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                                   (15.9)             (443.1)
      Less: Common Share and Non-Voting Share dividends paid, or payable, in cash                  215.6               132.8
            Common Share and Non-Voting Share dividends reinvested, or to be
              reinvested, in shares issued from Treasury                                              --                26.9
            Cost of purchase of Common Shares and Non-Voting Shares in excess of
              stated capital (Note 13(g))                                                          398.4                  --
            Warrant proceeds used in determining intrinsic value of warrants in excess
              of amounts ultimately received (Note 13(c))                                            2.0                  --
            Preference and preferred share dividends                                                  --                 1.8
            Redemption premium on preference and preferred shares in excess of amount
              chargeable to contributed surplus                                                       --                 2.3
   ----------------------------------------------------------------------------------------------------------------------------
      Balance at end of period                                                              $     (631.9)       $     (606.9)
   ============================================================================================================================


                                    TELUS(R)                                  30

--------------------------------------------------------------------------------
Notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------


 The following is an analysis of major balance sheet categories reflecting the application of U.S. GAAP:

                                                      As at             As at
                                                  September 30,     December 31,
 (millions)                                          2005               2004
 -------------------------------------------------------------------------------
 Current Assets                                  $   3,076.0     $   2,647.6
 Capital Assets
    Property, plant, equipment and other             7,377.6         7,528.2
    Intangible assets subject to amortization        2,307.2         2,476.5
    Intangible assets with indefinite lives          2,964.6         2,955.8
 Goodwill                                            3,575.6         3,545.4
 Deferred Income Taxes                                  31.5           218.8
 Other Assets                                          708.9           658.5
 -------------------------------------------------------------------------------
                                                 $  20,041.4     $  20,030.8
 ===============================================================================
 Current Liabilities                             $   3,649.7     $   1,969.1
 Long-Term Debt                                      4,496.3         6,341.1
 Other Long-Term Liabilities                         2,068.0         1,763.8
 Deferred Income Taxes                               1,571.8         1,593.7
 Non-Controlling Interest                               23.2            13.1
 Shareholders' Equity                                8,232.4         8,350.0
 -------------------------------------------------------------------------------
                                                 $  20,041.4     $  20,030.8
 ===============================================================================

 The following is a reconciliation of shareholders' equity incorporating the differences between Canadian and U.S. GAAP:

                                                      As at             As at
                                                  September 30,     December 31,
 (millions)                                          2005               2004
 -------------------------------------------------------------------------------
 Shareholders' Equity under Canadian GAAP        $   7,098.2        $  7,025.6
 Adjustments:
    Purchase versus Pooling Accounting
      (a), (c) - (f)                                 1,396.8           1,458.9
    Additional goodwill on Clearnet
      purchase (e)                                     123.5             123.5
    Convertible debentures (including
      conversion option) (f)                              --              (8.0)
    Accounting for derivatives (g)                      (2.1)             (3.0)
    Accumulated other comprehensive income
      (loss) (i), excluding cumulative foreign
      currency translation adjustment                 (384.0)           (247.0)
 -------------------------------------------------------------------------------
 Shareholders' Equity under U.S. GAAP            $   8,232.4        $  8,350.0
 -------------------------------------------------------------------------------
 Composition of Shareholders' Equity under U.S. GAAP
    Common equity
      Common Shares                              $   4,274.6        $  4,341.0
      Non-Voting Shares                              4,853.2           4,700.8
      Options and warrants (Note 13(c))                  6.9              26.9
      Accrual for shares issuable under
        channel stock incentive plan                      --               0.8
      Retained earnings (deficit)                     (631.9)           (590.2)
      Accumulated other comprehensive
        income (loss) (i)                             (390.3)           (249.2)
      Contributed surplus                              119.9             119.9
 -------------------------------------------------------------------------------
                                                 $   8,232.4        $  8,350.0
 ===============================================================================

  (a) Merger of BC TELECOM and TELUS
  The business combination between BC TELECOM and TELUS Corporation (renamed TELUS Holdings Inc. which was wound up June 1, 2001) was accounted for using the pooling of interests method under Canadian GAAP. Under Canadian GAAP, the application of the pooling of interests method of accounting for the merger of BC TELECOM and TELUS Holdings Inc. resulted in a restatement of prior periods as if the two companies had always been combined. Under U.S. GAAP, the merger is accounted for using the purchase method. Use of the purchase method results in TELUS (TELUS Holdings Inc.) being acquired by BC TELECOM for $4,662.4 million (including merger related costs of $51.9 million) effective January 31, 1999.


                                    TELUS(R)                                  31

--------------------------------------------------------------------------------
Notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

(b) Operating Expenses - Operations

                                                Three months                 Nine months
Periods ended September 30 (millions)       2005          2004           2005           2004
-----------------------------------------------------------------------------------------------
Future employee benefits                 $  (4.2)        $ (4.2)      $ (12.7)      $  (12.7)
Share-based compensation                     4.1            4.7          10.4           14.5
-----------------------------------------------------------------------------------------------
                                         $  (0.1)        $  0.5       $  (2.3)      $    1.8
===============================================================================================

     Future employee benefits: Under U.S. GAAP, TELUS' future employee benefit assets and obligations have been recorded at their fair values on acquisition. Accounting for future employee benefits under Canadian GAAP changed to become more consistent with U.S. GAAP effective January 1, 2000. Canadian GAAP provides that the transitional balances can be accounted for prospectively. Therefore, to conform to U.S. GAAP, the amortization of the transitional amount needs to be removed from the future employee benefit expense.

     Share-based compensation: Effective January 1, 2004, Canadian GAAP required the adoption of the fair value method of accounting for share-based compensation for awards made after 2001. The Canadian GAAP disclosures for share-based compensation awards are set out in Note 8(b). U.S. GAAP requires disclosure of the impact on net income and net income per Common Share and Non-Voting Share as if the fair value based method of accounting had been applied for awards made after 1994; the Company continues to use the intrinsic value method for purposes of U.S. GAAP. The fair values of the Company's options granted in 2004 and 2003, and the weighted average assumptions used in estimating the fair values, are set out in Note 8(b). Such impact, using the fair values set out in Note 8(b), would approximate the pro forma amounts in the following table.

                                                            Three months                  Nine months
  Periods ended September 30 (millions except per
    share amounts)                                      2005           2004            2005          2004
 --------------------------------------------------------------------------------------------------------
  Net income in accordance with U.S. GAAP
    As reported                                     $  161.5       $  143.5       $  574.3      $  401.6
    Deduct: Share-based compensation arising from
      share options determined under fair value
      based method for all awards                       (4.1)          (5.5)         (10.4)        (16.9)
 --------------------------------------------------------------------------------------------------------
    Pro forma                                       $  157.4       $  138.0       $  563.9      $  384.7
 --------------------------------------------------------------------------------------------------------
  Net income in accordance with U.S. GAAP per
    Common Share and Non-Voting Share
    Basic
      As reported (using intrinsic value method)    $   0.45       $   0.40       $   1.60      $   1.12
      Pro forma (using fair value method)           $   0.44       $   0.39       $   1.57      $   1.07
    Diluted
      As reported (using intrinsic value method)    $   0.45       $   0.40       $   1.59      $   1.12
      Pro forma (using fair value method)           $   0.44       $   0.39       $   1.56      $   1.07

  (c)  Operating Expenses - Depreciation
     Merger of BC TELECOM and TELUS: Under the purchase method, TELUS' capital assets on acquisition have been recorded at fair value rather than at their underlying cost (book values) to TELUS. Therefore, depreciation of such assets based on fair values at the date of acquisition under U.S. GAAP will be different than TELUS' depreciation based on underlying cost (book values). As of March 31, 2004, the amortization of this difference had been completed.

  (d) Operating Expenses - Amortization of Intangible Assets

  As TELUS' intangible assets on acquisition have been recorded at their fair value (see (a)), amortization of such assets, other than for those with indefinite lives, needs to be included under U.S. GAAP; consistent with prior years, amortization is calculated using the straight-line method.


                                    TELUS(R)                                  32

--------------------------------------------------------------------------------
Notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------


  The incremental amounts recorded as intangible assets arising from the TELUS acquisition above are as follows:

                                                                   Accumulated
                                                     Cost          Amortization                Net Book Value
  --------------------------------------------------------------------------------------------------------------------
                                                                                       As at                As at
                                                                                    September 30,        December 31,
  (millions)                                                                            2005                  2004
  --------------------------------------------------------------------------------------------------------------------
  Intangible assets subject to amortization
    Subscribers - wireline                      $    1,950.0      $     286.2       $    1,663.8        $   1,692.6
    Subscribers - wireless                             250.0            235.7               14.3               46.9
  --------------------------------------------------------------------------------------------------------------------
                                                     2,200.0            521.9            1,678.1            1,739.5
  --------------------------------------------------------------------------------------------------------------------
  Intangible assets with indefinite lives
    Spectrum licences(1)                             1,833.3          1,833.3                  -                  -
  --------------------------------------------------------------------------------------------------------------------
                                                $    4,033.3      $   2,355.2       $    1,678.1        $   1,739.5
  ====================================================================================================================
  (1) Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.


     Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at September 30, 2005, for each of the next five fiscal years is as follows:

   Years ending December 31 (millions)
   -----------------------------------------------------------------------------
   2005 (balance of year)                                         $       83.9
   2006                                                                  225.9
   2007                                                                  135.7
   2008                                                                   66.5
   2009                                                                   47.8


  (e) Goodwill
     Merger of BC TELECOM and TELUS: Under the purchase method of accounting, TELUS' assets and liabilities at acquisition (see (a)) have been recorded at their fair values with the excess purchase price being allocated to goodwill in the amount of $403.1 million. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

     Additional goodwill on Clearnet purchase: Under U.S. GAAP, shares issued by the acquirer to effect an acquisition are measured at the date the acquisition was announced; however, under Canadian GAAP, at the time the transaction took place, shares issued to effect an acquisition were measured at the transaction date. This results in the purchase price under U.S. GAAP being $131.4 million higher than under Canadian GAAP. The resulting difference is assigned to goodwill. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

  (f) Financing Costs
     Merger of BC TELECOM and TELUS: Under the purchase method, TELUS' long-term debt on acquisition has been recorded at its fair value rather than at its underlying cost (book value) to TELUS. Therefore, interest expense calculated on the debt based on fair values at the date of acquisition under U.S. GAAP will be different from TELUS' interest expense based on underlying cost (book value).

     Convertible debentures: Under Canadian GAAP, the conversion option embedded in the convertible debentures was presented separately as a component of shareholders' equity. Under U.S. GAAP, the embedded conversion option was not subject to bifurcation and was thus presented as a liability along with the balance of the convertible debentures. The principal accretion occurring under Canadian GAAP was not required under U.S. GAAP and the adjustment was included in the interest expense adjustment in the reconciliation.

  (g) Accounting for Derivatives
  On January 1, 2001, the Company adopted, for U.S. GAAP purposes, the provisions of Statement of Financial Accounting Standards No. 133, "Accounting For Derivative Instruments and Hedging Activities." This standard requires that all derivatives be recognized as either assets or liabilities and measured at fair value. This is different from the Canadian GAAP treatment for financial instruments. Under U.S. GAAP, derivatives which are fair value hedges, together with the financial instrument being hedged, will be marked to market with adjustments reflected in income and derivatives which are cash flow hedges will be marked to market with adjustments reflected in comprehensive income (see (i)).


                                    TELUS(R)                                  33

--------------------------------------------------------------------------------
Notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

  (h) Income Taxes

                                                 Three months              Nine months
  Periods ended September 30 (millions)         2005       2004        2005         2004
  ------------------------------------------------------------------------------------------
   Current                                  $  (2.3)   $   5.8       $  (21.0)   $  (77.2)
   Deferred                                    94.5       82.1          274.5       259.3
  ------------------------------------------------------------------------------------------
                                               92.2       87.9          253.5       182.1
   Investment Tax Credits                        --         --             --        (0.5)
  ------------------------------------------------------------------------------------------
                                            $  92.2    $  87.9       $  253.5    $  181.6
  ==========================================================================================

  The Company's income tax expense (recovery), for U.S. GAAP purposes, differs from that calculated by applying statutory rates for the following reasons:

   Three-month periods ended September 30
      ($ in millions)                                     2005                  2004
  ------------------------------------------------------------------------------------------
    Basic blended federal and provincial
      tax at  statutory income tax rates           $   87.7      34.4%      $ 81.0    34.8%
    Change in estimates of available
      deductible differences in prior years            (1.5)                    --
    Tax rate differential on, and consequential
      adjustments from, reassessment of
      prior year tax issues                            (0.7)                  (0.3)
    Revaluation of deferred tax assets and
      liabilities for changes in statutory
       income tax rates                                (0.2)                   0.4
    Other                                               2.8                    1.3
  ------------------------------------------------------------------------------------------
                                                       88.1      34.5%        82.4    35.5%
    Large corporations tax                              4.1                    5.5
  ------------------------------------------------------------------------------------------
    U.S. GAAP income tax expense (recovery)        $   92.2      36.1%     $  87.9    37.8%
  ==========================================================================================

   Nine-month periods ended September 30
      ($ in millions)                                     2005                  2004
  ------------------------------------------------------------------------------------------
    Basic blended federal and provincial tax at
      statutory income tax rates                   $  287.2      34.5%     $ 203.5    34.8%
    Change in estimates of available deductible
      differences in prior years                      (37.5)                    --
    Tax rate differential on, and consequential
      adjustments from, reassessment of prior
      year tax issues                                 (12.0)                (36.1)
    Revaluation of deferred tax assets and
      liabilities for changes in statutory
      income tax rates                                 (1.4)                  0.4
    Investment Tax Credits                               --                  (0.3)
    Other                                               4.0                  (0.5)
  ------------------------------------------------------------------------------------------
                                                      240.3      28.9%      167.0     28.5%
   Large corporations tax                              13.2                  14.6
  ------------------------------------------------------------------------------------------
    U.S. GAAP income tax expense (recovery)        $  253.5      30.4%    $ 181.6     31.0%
  ==========================================================================================

     Change in statutory income tax rates substantively enacted, but not enacted: Canadian GAAP requires recognition of a change in tax laws or rates when the change is "substantively enacted". Thus, recognition may precede actual enactment by a period of several months. Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", requires recognition upon actual enactment, which is the date that the tax change is signed into law.

  (i) Additional Disclosures Required Under U.S. GAAP - Comprehensive Income Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is no requirement to disclose comprehensive income under Canadian GAAP prior to fiscal periods beginning on or after January 1, 2007.

                                    TELUS(R)                                  34

--------------------------------------------------------------------------------
Notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------


   Three-month periods ended
   September 30 (millions)                          2005                                             2004
   --------------------------------------------------------------------------   ----------------------------------------------
                                             Unrealized
                                             fair
                                             value                                            Unrealized
                                Cumulative   of                                  Cumulative   fair value
                                foreign      derivative                            foreign       of
                                currency     cash        Minimum                  currency    derivative    Minimum
                                translation  flow        pension                 translation   cash flow    pension
                                adjustment   hedges     liability    Total       adjustment    hedges      liability   Total
   ---------------------------------------------------------------------------------------------------------------------------
   Amount arising               $   (2.2)   $ (36.5)    $  (0.9)    $ (39.6)     $   (1.9)   $  (22.6)   $   (0.9)   $ (25.4)
   Income tax expense
     (recovery)                       --      (12.7)       (0.2)      (12.9)           --        (7.9)       (0.3)      (8.2)
   ---------------------------------------------------------------------------------------------------------------------------
   Net                              (2.2)     (23.8)       (0.7)      (26.7)         (1.9)      (14.7)       (0.6)     (17.2)
   Accumulated other
     comprehensive income
     (loss), beginning of
     period                         (4.1)    (232.3)     (127.2)     (363.6)         (1.1)      (88.7)     (111.5)    (201.3)
   ---------------------------------------------------------------------------------------------------------------------------
   Accumulated other
     comprehensive income
     (loss), end of period      $   (6.3)   $(256.1)    $(127.9)    $(390.3)     $   (3.0)   $ (103.4)   $ (112.1)   $(218.5)
   ===========================================================================================================================



   Nine-month periods ended
   September 30 (millions)                          2005                                             2004
   --------------------------------------------------------------------------   ----------------------------------------------
                                             Unrealized
                                             fair
                                             value                                            Unrealized
                                Cumulative   of                                  Cumulative   fair value
                                foreign      derivative                            foreign       of
                                currency     cash        Minimum                  currency    derivative    Minimum
                                translation  flow        pension                 translation   cash flow    pension
                                adjustment   hedges     liability    Total       adjustment    hedges      liability   Total
   ---------------------------------------------------------------------------------------------------------------------------
   Amount arising               $   (4.1)   $(206.0)    $  (2.8)    $(212.9)     $   (0.3)   $  (45.6)   $   (2.7)   $ (48.6)
   Income tax expense
     (recovery)                       --      (71.0)       (0.8)      (71.8)           --       (15.8)       (1.0)     (16.8)
   ---------------------------------------------------------------------------------------------------------------------------
   Net                              (4.1)    (135.0)       (2.0)     (141.1)         (0.3)      (29.8)       (1.7)     (31.8)
   Accumulated other
     comprehensive income
     (loss), beginning of
     period                         (2.2)    (121.1)     (125.9)     (249.2)         (2.7)      (73.6)     (110.4)    (186.7)
   ---------------------------------------------------------------------------------------------------------------------------
   Accumulated other
     comprehensive income
     (loss), end of period      $   (6.3)   $(256.1)    $(127.9)    $(390.3)     $   (3.0)   $ (103.4)   $ (112.1)   $(218.5)
   ===========================================================================================================================

  (j) Recently Issued Accounting Standards Not Yet Implemented

       Equity-based compensation. Under U.S. GAAP, effective for its 2006 fiscal year, the Company will be required to apply the fair value method of accounting for share-based compensation awards granted to employees, as prescribed by SFAS 123(R). As compared with the information that has been previously and currently disclosed for U.S. GAAP purposes, the adoption of this standard will result in a reclassification between share capital, contributed surplus and retained earnings. The Company expects that it will use the modified prospective transition method. The Company is in the process of estimating the impact on the U.S. GAAP reconciliation disclosures, but has not yet finalized the amounts; such amount would be in excess of the $176.9 million in share option expense reported in the U.S. GAAP reconciliation disclosures for the fiscal years ended December 31, 2004-1999, inclusive, due to the initial effective date of SFAS 123.

       Other. As would affect the Company, there are no other U.S. accounting standards currently issued and not yet implemented that would differ from Canadian accounting standards currently issued and not yet implemented.



                                    TELUS(R)                                  34

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 10, 2005

                                            TELUS CORPORATION


                                            By: /s/ Audrey Ho
                                                ----------------------------
                                               Name:   Audrey Ho
                                               Title:  Vice President, Legal
                                                       Services and General
                                                       Counsel and Corporate
                                                       Secretary